
11006972

Pier 1 imports®

2011 Annual Report

Annual Meeting of Shareholders
June 28, 2011

Pier 1 Imports

is the place to discover
unique home furnishings
and gifts from around the world.

Our authentic and distinctive merchandise
reflects the diverse cultures of the many countries we explore. We offer a broad assortment of items and styles, with something for everyone – useful, decorative and the purely whimsical. We help our customers reflect their personal style.

Our stores are a treat for the senses.
Fragrant candles, the colors and patterns of dinnerware, textured carvings, woven textiles and the exotic scent of wicker all combine to create an eclectic environment.

Our image is quirky.
From our iconic logo to our signature red tile floors, we offer a special shopping experience. We display our fabulous wares so that each trip is a treasure hunt where customers can find long-time favorites as well as something new. It's the thrill of the bazaar. The expected and the unexpected.

Our associates bring our brand to life.
We value their creativity, talent and dedication.

In short, there is only one authentic global importer, who brings the world home for our customers, the ever original, ever evolving
Pier 1 Imports.

Fellow Shareholders:

Our fiscal 2011 results were truly exceptional as we passed two major milestones – achieving both annual operating income for the first time in six years and net income in each of the four quarters during the fiscal year.

For the last four years, we have been talking to you about returning our Company to profitability and beyond. In looking back to when we first started our journey, each of the years had its own distinctive theme. Our first year, 2007, was all about right sizing the business, establishing our business priorities and positioning us for our turnaround. The next two years were dominated by going into, traveling through and coming out of the terrible recession. We worked hard to ensure we exited the recession stronger than when we entered it. And finally in fiscal 2011, our fourth year that we are now reporting, we moved from playing defense to playing offense as our business gained strength and we began reaping the benefits of previous accomplishments. Constant in each of the last four years has been the disciplined and persistent execution of clear business strategies.

Now that profitability has been achieved, we are ready and eager to move our respected Company into the next chapter – beyond profitability. The creativity, rigor and steadfastness that are deeply embedded in the culture of Pier 1 Imports have served us well and will continue to serve us well as we extend the reach of the distinctive Pier 1 Imports brand. We plan to grow sales and profitability by maintaining the performance trajectory of our stores. At the same time, we are developing several new avenues which will bring new customers to the Pier 1 Imports experience and give existing customers more reasons to shop with us. With an outstanding management team, the strength of the Pier 1 Imports brand and rigorous capital discipline, we are working towards developing our Company into a best-in-class, multi-channel retailer.

Based on our recent successes, the strength of our balance sheet and ongoing cash generation, we are well-positioned to invest in the future of our Company, return value to our shareholders and maintain a strong cash balance. In April 2011, we announced a three-year growth plan designed to sustain and enhance sales and further improve profitability and increase shareholder value. Within the next three years, our goal is to achieve sales of $200 per retail square foot and drive our operating margin to at least 10% of sales. We also expect to grow an online business that contributes at least 10% of revenues over the next five years. The growth plan provides for the investment of $200 million in capital initiatives over the next three years. It includes the acceleration of e-Commerce initiatives, existing store improvements, expansion of our Pier 1 Imports store portfolio, and improvements in infrastructure and technology. These initiatives will enhance business processes and efficiencies throughout our entire organization. In addition, we were pleased to announce that our Board approved a plan to return value to our shareholders by an initial share repurchase program of up to $100 million.

Over the coming years we plan to grow from a single brand, bricks and mortar retailer into a multi-channel retailer, with assortments and brand reach significantly greater from where we are today. We will do it carefully, thoughtfully, and at an appropriate pace. Evolution, not revolution, is our mantra. The investments we make in our stores, our technology and our evolution into a best-in-class retailer will greatly assist in the achievement of our goals, exceed the expectations of our customers, and improve Pier 1 Imports' competitive position in the marketplace. We will continue to reap benefits from the carefully planned investments we have made and are making in the business and look forward to building upon these successes – one customer and one SKU at a time.

We would like to thank our talented and dedicated associates throughout our organization who have brought us so far already and who will take us into a profitable future. We also appreciate the contributions of and relationships with our vendors, agents and other business partners who have helped make this past year a success. To be sure, we look forward to building an even better future together.

Sincerely,

Alexander W. Smith
President and Chief Executive Officer

Michael R. Ferrari
Chairman of the Board


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2011
WASH. D.C.
193
SECTION

Form 10-K

Form 10-K

Pier 1 imports®

2011 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **February 26, 2011**.

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. **001-07832**

PIER 1 IMPORTS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**75-1729843**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 Pier 1 Place **Fort Worth, Texas**	**76102**
(Address of principal executive offices)	(Zip Code)

Company's telephone number, including area code: **(817) 252-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes __ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer X	Accelerated filer __
Non-accelerated filer __ (Do not check if a smaller reporting company)	Smaller reporting company __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

As of August 27, 2010, the approximate aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $743,972,000 based on the closing sales price on that day of $6.43 as reported by the New York Stock Exchange.

As of April 18, 2011, 118,209,814 shares of the registrant's common stock, $0.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated herein by reference:

1) Registrant's Proxy Statement for the 2011 Annual Meeting in Part III hereof.

PIER 1 IMPORTS, INC.

FORM 10-K ANNUAL REPORT
Fiscal Year Ended February 26, 2011

TABLE OF CONTENTS

PART I

Item 1. Business.

(a) General Development of Business.

Pier 1 Imports, Inc. was incorporated as a Delaware corporation in 1986. Throughout this report, references to the "Company" include Pier 1 Imports, Inc. and its consolidated subsidiaries. References to "Pier 1 Imports" relate to the Company's retail locations operating under the name Pier 1 Imports®. References to "Pier 1 Kids" relate to the Company's retail locations that operated under the name Pier 1 Kids®.

As of February 26, 2011 the Company had 1,046 stores in the United States and Canada. In fiscal 2011, the Company opened 3 new Pier 1 Imports stores and closed 11 stores. Subject to changes in the retail environment, availability of suitable store sites, and lease renewal negotiations, the Company plans to open 12 new Pier 1 Imports stores and close 7 stores during fiscal 2012.

As of the end of fiscal 2011, the Company operates regional distribution center facilities in or near Baltimore, Maryland; Columbus, Ohio; Fort Worth, Texas; Ontario, California; Savannah, Georgia; and Tacoma, Washington. The Company ceased operations at its Company-owned 514,000 square foot distribution center near Chicago, Illinois during fiscal 2010 and completed the sale of the facility during the first quarter of fiscal 2011.

The Company has an arrangement to supply Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns") with Pier 1 Imports merchandise to be sold primarily in a "store within a store" format in certain stores operated by Grupo Sanborns' subsidiaries, Sears Operadora de Mexico, S.A. de C.V. ("Sears Mexico") and Corporacion de Tiendas Internationales, S.A. de C.V. ("Sears El Salvador"). The agreement with Grupo Sanborns will expire January 1, 2017. The agreement is structured in a manner which substantially insulates the Company from currency fluctuations in the value of the Mexican peso. As of February 26, 2011, Pier 1 Imports merchandise was offered in 38 Sears Mexico stores and one Sears El Salvador store. Since Sears Mexico and Sears El Salvador operate these locations, the Company has no employee or real estate obligations in Mexico or El Salvador.

As of October 19, 2009, the Company terminated its agreement with Sears Roebuck de Puerto Rico, Inc. ("Sears Puerto Rico") and ceased operations in Puerto Rico. The Company had a product distribution agreement with Sears Puerto Rico, which allowed Sears Puerto Rico to market and sell Pier 1 Imports merchandise in a "store within a store" format in certain Sears Puerto Rico stores. The Company had no employee or real estate obligations in Puerto Rico because Sears Puerto Rico operated these locations. Pier 1 Imports merchandise was offered in seven Sears Puerto Rico stores prior to the termination of the agreement.

During fiscal 2011, the Company entered into a new private-label credit card program agreement with Chase Bank USA, N.A. ("Chase") effective January 1, 2011, with a term of eighteen months. In conjunction with this agreement, the Company and Chase terminated the original program agreement in consideration of payment to the Company from Chase of $28.3 million plus all remaining sums due to the Company by Chase.

During fiscal 2011 the Company repaid $9.5 million of industrial revenue bonds related to the Chicago, Illinois distribution center with proceeds received from the sale of the facility. In addition, all remaining 6.375% convertible senior notes due 2036 were surrendered in full during the fourth quarter of fiscal 2011 and the Company paid the holders all remaining principal and accrued interest.

The Company continues to use its website, www.pier1.com for marketing and product information, plus investor relations purposes. During fiscal 2011 the website was enhanced to include more products, better product descriptions and now provides in-store merchandise availability. In June 2011, the Company plans to launch its site to store e-commerce initiative called "Pier 1 To-Go", which allows customers to order and reserve merchandise online and pick up and pay in store. Further, the Company has plans to invest additional capital in fiscal 2012 to enhance the website as an effective sales tool, and the Company will begin online selling in the near future. This phase of the e-commerce initiative will be called "Pier 1 To-You".

(b) Financial Information about Industry Segments.

In fiscal 2011, the Company conducted business as one operating segment consisting of the retail sale of decorative home furnishings, gifts and related items.

Financial information with respect to the Company's business is found in the Company's Consolidated Financial Statements, which are set forth in Item 8 herein.

(c) Narrative Description of Business.

The specialty retail operations of the Company consist of retail stores operating under the name "Pier 1 Imports", which sell a wide variety of furniture, decorative home furnishings, dining and kitchen goods, bath and bedding accessories, candles, gifts and other specialty items for the home.

On February 26, 2011, the Company operated 967 Pier 1 Imports stores in the United States and 79 Pier 1 Imports stores in Canada. During fiscal 2011, the Company supplied merchandise and licensed the Pier 1 Imports name to Grupo Sanborns which sold Pier 1 Imports merchandise primarily in a "store within a store" format in 38 Sears Mexico stores and one store in El Salvador. Pier 1 Imports stores in the United States and Canada average approximately 9,900 gross square feet, which includes an average of approximately 7,900 square feet of retail selling space. The stores consist of freestanding units located near shopping centers or malls and in-line positions in major shopping centers. Pier 1 Imports operates in all major U.S. metropolitan areas and many of the primary smaller markets. Pier 1 Imports stores generally have their highest sales volumes during November and December as a result of the holiday selling season. In fiscal 2011, net sales of the Company totaled $1.4 billion.

Pier 1 Imports offers a unique selection of merchandise consisting of more than 5,000 items throughout the year imported from many countries around the world. While the broad categories of Pier 1 Imports' merchandise remain fairly constant, individual items within these merchandise categories change frequently in order to meet the changing demands and preferences of customers. The principal categories of merchandise include the following:

DECORATIVE ACCESSORIES – This merchandise group constitutes the broadest category of merchandise in Pier 1 Imports' sales mix and contributed 61% to Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2011, 60% in fiscal year 2010 and 60% in fiscal year 2009. These items are imported primarily from Asian and European countries, as well as some domestic sources. This merchandise group includes decorative accents, lamps, vases, dried and artificial flowers, baskets, ceramics, dinnerware, bath and fragrance products, candles, bedding, seasonal and gift items.

FURNITURE – This merchandise group consists of furniture and furniture cushions to be used in living, dining, office, kitchen and bedroom areas, sunrooms and on patios. Also included in this group are wall decorations and mirrors. This group constituted 39% of Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2011, 40% in fiscal year 2010 and 40% in fiscal year 2009. These goods are imported from a variety of countries such as Vietnam, Malaysia, Brazil, Thailand, China, the Philippines, India and Indonesia, and are also obtained from domestic sources. This merchandise group is generally made of metal or handcrafted natural materials, including rattan, pine, beech, rubberwood and selected hardwoods with either natural, stained, painted or upholstered finishes.

Pier 1 Imports merchandise largely consists of items that feature a significant degree of handcraftsmanship and are mostly imported directly from foreign suppliers. For the most part, the imported merchandise is handcrafted in cottage industries and small factories. Pier 1 Imports has enjoyed long-standing relationships with many vendors and agents and is not dependent on any particular supplier. The Company believes alternative sources of merchandise could be procured over a relatively short period of time, if necessary. In selecting the source of merchandise, Pier 1 Imports considers quality, dependability of delivery, and cost. During fiscal 2011, Pier 1 Imports sold merchandise imported from many different countries with approximately 56% of its sales derived from merchandise produced in China. The remainder of its merchandise is sourced from India, Vietnam, Indonesia and other countries around the world.

Imported merchandise and the majority of domestic purchases are delivered to the Company's distribution centers, where merchandise is received, allocated and shipped to the various stores in each distribution center's region.

The Company owns a number of federally registered trademarks and service marks under which Pier 1 Imports stores conduct business. Additionally, the Company has registered and has applications pending for the registration of certain other Pier 1 Imports trademarks and service marks in the United States, Canada and other foreign countries. The Company believes that its marks have significant value and are important in its marketing efforts. The Company maintains a policy of pursuing registration of its marks and opposing any infringement of its marks.

The Company operates in the highly competitive specialty home retail business and competes primarily with specialty sections of large department stores, furniture and decorative home furnishings retailers, small specialty stores and mass merchandising discounters.

The Company allows customers to return merchandise within a reasonable time after the date of purchase without limitation as to reason. Most returns occur within 30 days of the date of purchase. The Company monitors the level of returns and maintains a reserve for future returns based on historical experience and other known factors.

On February 26, 2011, the Company employed approximately 17,000 associates in the United States and Canada, of which approximately 3,400 were full-time employees and 13,600 were part-time employees.

(d) Financial Information about Geographic Areas.

Information required by this Item is found in *Note 1 of the Notes to the Consolidated Financial Statements*.

(e) Available Information.

The Company makes available free of charge through its Internet website address (www.pier1.com) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Certain statements contained in Item 1, Item 1A, Item 7, Item 7A, Item 8 and elsewhere in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the SEC and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on management's assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments, and other relevant factors. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings and closings, financing of Company obligations from operations, success of its marketing, merchandising and store operations strategies, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions or natural disasters, volatility of fuel and utility costs, the actions taken by the United States and other countries to stimulate the economy, the general strength of the economy and levels of consumer spending, consumer confidence, suitable store sites and distribution center locations, the availability of a qualified labor force and management, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas, and the ability of the Company to source, ship and deliver items of acceptable quality to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this report which may also affect Company operations and performance. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

Executive Officers of the Company

ALEXANDER W. SMITH, age 58, joined the Company as President and Chief Executive Officer in February 2007. Prior to joining the Company, Mr. Smith served as group president of the TJX Companies, Inc. where he oversaw the operations and development of Home Goods, Marshalls, TJ Maxx, and a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and also ran their international operations.

CHARLES H. TURNER, age 54, was named Executive Vice President of the Company in April 2002 and has served as Chief Financial Officer of the Company since August 1999. Mr. Turner has served the Company for nineteen years in key executive capacities within the organization including Senior Vice President of Stores and Controller. Mr. Turner first became an officer of the Company in 1992 when he was named Principal Accounting Officer. Prior to joining the Company, he was Group Controller for JC Penney and a Senior Manager for KPMG Peat Marwick.

CATHERINE DAVID, age 47, joined the organization in August 2009 as Executive Vice President of Merchandising and was named an executive officer of the Company in October 2009. Prior to her current role, Ms. David served as President and Chief Operating Officer of Kirkland's Inc. and Vice President and General Manager with Sears Essential, Sears Grand and The Great Indoors. Ms. David also previously served the Target Corporation for thirteen years in various positions including Vice President and General Manager of target.direct and various positions in the buying, planning and stores divisions.

GREGORY S. HUMENESKY, age 59, was named Executive Vice President of Human Resources of the Company in February 2005. Prior to his current position, he served in various human resource positions for other retailers including ten years as Senior Vice President of Human Resources at Zale Corporation and twenty-one years in various positions of increasing importance at Macys.

SHARON M. LEITE, age 48, joined the organization in August 2007 as Executive Vice President of Stores and was named an executive officer of the Company in September 2007. Prior to joining the Company, she spent eight years at Bath & Body Works, six years as Vice President of Store Operations and two years as a director. Before joining Bath & Body Works, Ms. Leite held various operations positions with several prominent retailers, including Gap, Inc., The Walt Disney Company, and Limited, Inc.

MICHAEL R. BENKEL, age 42, joined the organization in September 2008 as Senior Vice President of Planning and Allocations and was named an executive officer of the Company in July 2009. Prior to joining the Company, he spent eleven years at Williams-Sonoma Inc. in continuously advancing positions in the Pottery Barn Retail Stores division, including Vice President of Inventory Management, Director – Inventory Management, and a home furnishings and furniture buyer.

MICHAEL A. CARTER, age 52, was named Senior Vice President, General Counsel and Secretary of the Company in December 2005. Mr. Carter has served within the organization for twenty years in various leadership capacities including Vice President – Legal Affairs, and Corporate Counsel. Mr. Carter first became an officer of the Company in 1991 when he was named Assistant Secretary. Mr. Carter is a licensed attorney in the State of Texas. Prior to joining the Company, Mr. Carter practiced law with the Fort Worth, Texas law firm of Brackett and Ellis, LLP.

LAURA A. COFFEY, age 44, was named Senior Vice President of Business Development and Strategic Planning in January 2011. Ms. Coffey has served within the organization for fourteen years in various capacities, including most recently as Senior Vice President of Finance. Ms. Coffey first became an officer of the Company in 2005 and was named Principal Accounting Officer in 2008. Prior to joining the Company, she held various positions with Alcon Laboratories and KPMG, LLP.

DONALD L. KINNISON, age 53, was named Senior Vice President of Marketing and Visual Merchandising in March 2008 and was named an executive officer of the Company in July 2009. Mr. Kinnison has served within the organization for twenty-one years in various capacities including Vice President of Visual Merchandising and Merchandise Support and Director, Visual Merchandising. Prior to joining the Company, Mr. Kinnison held various positions with May Company and Federated Department Stores.

The executive officers of the Company are elected by the Board of Directors and hold office until their successors are elected or appointed and qualified or until their earlier resignation or removal. None of the above executive officers has any family relationship with any other of such officers or with any director of the Company. None of such officers was selected pursuant to any arrangement or understanding between him and any other person.

Item 1A. Risk Factors.

Strategic Risks and Strategy Execution Risks

An overall decline in the health of the United States economy and its impact on consumer confidence and spending could adversely impact the Company's results of operations.

The recession experienced by the United States in recent years resulted in a significant decline in the market value of domestic and foreign companies, adversely affecting the savings and investments of United States consumers. The resulting deterioration in consumer confidence and spending during that recessionary period resulted in consumers sacrificing purchases of discretionary items, including the Company's merchandise. This adversely impacted the Company's financial results during these years. Such a recession could occur again and could have a similar, if not worse, impact on the Company's financial results.

The success of the business is dependent on factors affecting consumer spending that are not controllable by the Company.

Consumer spending, including spending for the home and home-related furnishings, are further dependent upon factors besides general economic conditions and include, but are not limited to, levels of employment, disposable consumer income, prevailing interest rates, consumer debt, costs of fuel, inflation, recession and fears of recession or actual recession periods, war and fears of war, pandemics, inclement weather, tax rates and rate increases, consumer confidence in future economic conditions and political conditions (including the possibility of a governmental shut down), and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for the Company's products and therefore lower sales and negatively impact the business and its financial results.

Failure by the Company to identify and successfully implement strategic initiatives could have a negative impact on the Company.

The Company's long-term growth, strategic plans and capital allocation strategies are dependent on the Company's ability to identify and successfully implement those items. If these initiatives are not properly developed and successfully executed, the implementation of such initiatives may negatively impact the Company's business operations and financial results. While the Company believes these disruptions would be short-term, it is unknown whether the impact would be material.

The Company must be able to anticipate, identify and respond to changing trends and customer preferences for home furnishings.

The success of the Company's specialty retail business depends largely upon its ability to predict trends in home furnishings consistently and to provide merchandise that satisfies consumer demand in a timely manner. Consumer preferences often change and may not be reasonably predicted. A majority of the Company's merchandise is manufactured, purchased and imported from countries around the world and may be ordered well in advance of the applicable selling season. Extended lead times may make it difficult to respond rapidly to changes in consumer demand and as a result, the Company may be unable to react quickly and source needed merchandise. In addition, the Company's vendors may not have the ability to handle its increased demand for product. The seasonal nature of the business leads the Company to purchase and requires it to carry a significant amount of inventory prior to its peak selling season. As a result, the Company may be vulnerable to evolving home furnishing trends, changes in customer preferences, and pricing shifts, and may misjudge the timing and selection of merchandise purchases. The Company's failure to anticipate, predict and respond in a timely manner to changing home furnishing trends could lead to lower sales and additional discounts and markdowns in an effort to clear merchandise, which could have a negative impact on merchandise margins and in turn the results of operations.

Failure to control merchandise returns could negatively impact the business.

The Company has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, the Company may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, associate selling behavior, merchandise quality issues, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds the Company's current provisions could negatively impact the business and financial results.

A disruption in the operation of the domestic portion of the Company's supply chain could impact its ability to deliver merchandise to its stores and customers, which could impact its sales and results of operations.

The Company maintains regional distribution centers in Maryland, Ohio, Texas, California, Georgia and Washington. At these distribution centers, merchandise is received, allocated, and shipped to the Company's stores. Major catastrophic events such as fire or flooding, malfunction or disruption of the information systems, or shipping problems could result in distribution delays of merchandise to the Company's stores and customers. Such disruptions could have a negative impact on the Company's sales and results of operations.

The Company outsources certain business processes to third-party vendors and has certain business relationships that subject the Company to risks, including disruptions in business and increased costs.

The Company outsources some business processes to third parties including gift card tracking and authorization, credit card authorization and processing, store scheduling and time and attendance, insurance claims processing, U.S. customs filings and reporting, ocean freight processing, certain payroll processing and tax filings, and record keeping for retirement plans. In addition, the Company has business relationships with third parties to provide essential services such as the extension of credit to its customers and maintenance of the Company's rewards program. The Company makes a diligent effort to ensure that all providers of these services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services or the Company's inability to arrange for alternative providers on favorable terms in a timely manner could have an adverse effect on the Company's results of operations, financial condition, or ability to accomplish its financial and management reporting.

Factors that may or may not be controllable by the Company may adversely affect the Company's financial performance.

Increases in the Company's expenses that are beyond the Company's control including items such as increases in fuel and transportation costs, higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, labor disputes around the world, increases in insurance and healthcare, increases in postage and media costs, higher tax rates and changes in laws and regulations, including accounting standards, may negatively impact the Company's financial results.

Failure to successfully manage and execute the Company's marketing initiatives could have a negative impact on the business.

The success and growth of the Company is partially dependent on generating customer traffic in order to gain sales momentum in its stores. Successful marketing efforts require the ability to reach customers through their desired mode of communication utilizing various media outlets. Media placement decisions are generally made months in advance of the scheduled release date. The Company's inability to accurately predict its consumers' preferences, to utilize the desired mode of communication, or to ensure availability of advertised products may negatively impact the business and operating results.

Changes to estimates related to the Company's property and equipment, or financial results that are lower than its current estimates at certain store locations, may cause the Company to incur impairment charges on certain long-lived assets.

The Company makes certain estimates and projections with regards to individual store operations as well as overall Company performance in connection with its impairment analyses for long-lived assets in accordance with applicable accounting guidance. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from the Company's estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, the Company's financial results could be adversely affected.

Risks Related to Store Profitability

The Company's success depends, in part, on its ability to operate in desirable locations at reasonable rental rates and to close underperforming stores at or before the conclusion of their lease terms.

The profitability of the business is dependent on operating the current store base at a reasonable profit, opening and operating new stores at a reasonable profit, and identifying and closing underperforming stores. For a majority of the Company's current store base, a large portion of a store's operating expense is the cost associated with leasing the location. Management actively monitors individual store performance and attempts to negotiate rent reductions to ensure stores can remain profitable or have the ability to rebound to a profitable state. Current locations may not continue to be desirable as demographics change, and the Company may choose to close an underperforming store before its lease expires and incur lease termination costs associated with that closing. The Company cannot give assurance that opening new stores or an increase in closing underperforming stores will result in greater profits.

Failure to attract and retain an effective management team or changes in the costs or availability of a suitable workforce to manage and support the Company's stores and distribution facilities could adversely affect the business.

The Company's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within the Company, especially management, in the highly competitive retail environment may prove to be a challenge. The inability to recruit and retain such individuals could result in turnover in the home office, stores and the distribution facilities, which could have an adverse effect on the business. Management will continue to assess the Company's compensation and benefit program in an effort to attract future qualified candidates and retain current experienced management team members. The focus of the Company's overall compensation program encourages management to take a balanced approach on maintaining the Company's profitability. The Company's compensation policies, principles, objectives and practices are not structured to promote inappropriate risk taking by employees; however, there are no assurances that employees will not engage in taking risks that could negatively impact the Company.

Occasionally the Company experiences union organizing activities in non-unionized distribution facilities. These types of activities may result in work slowdowns or stoppages and higher labor costs. Any increase in costs associated with labor organization at distribution facilities could result in higher costs to distribute inventory and could negatively impact merchandise margins.

The Company operates in a highly competitive retail environment with companies offering similar merchandise, and if customers are lost to the Company's competitors, sales could decline.

The Company's retail locations operate in the highly competitive specialty retail business competing with specialty sections of large department stores, home furnishing stores, small specialty stores and mass merchandising discounters. Management believes that as it is competing for sales, it does so on the basis of pricing and quality of products, constantly changing merchandise assortment, visual presentation of its merchandise and customer service. The Company could also experience added short-term competition when other retailers are liquidating merchandise for various reasons. If the Company is unable to maintain a competitive position, it could experience negative pressure on retail prices and loss of customers, which in turn could result in reduced merchandise margins and operating results.

The Company's business is subject to seasonal variations, with a significant portion of its sales and earnings occurring during two months of the year.

Approximately 25% of the Company's sales generally occur during the November-December holiday selling season. Failure to predict consumer demand correctly during these months could result in lost sales or gross margin erosion if merchandise must be marked down significantly to clear inventory.

The Company's business may be harmed by adverse weather conditions and natural disasters.

Extreme or undesirable weather can adversely affect customer traffic in retail stores as well as customer shopping behavior. Natural disasters such as earthquakes, weather phenomena, and events causing infrastructure failures could adversely affect any of the Company's retail locations, distribution centers, administrative facilities, ports, or locations of its suppliers domestically and in foreign countries.

Risks Associated with Dependence on Technology

The Company is heavily dependent on various kinds of technology in the operation of its business.

Failure of any critical software applications, technology infrastructure, telecommunications, data communications, data storage facilities, or networks could have a material adverse effect on the Company's ability to manage the merchandise supply chain, sell merchandise, accomplish payment functions, report financial data or manage labor and staffing. Although the Company maintains off-site data backups, a concentration of technology-related risk exists in the Company's headquarters located in Fort Worth, Texas.

Failure to protect the integrity and security of individually identifiable data of the Company's customers and employees could expose the Company to litigation and damage the Company's reputation.

The Company receives and maintains certain personal information about its customers and employees. The use of this information by the Company is regulated at the international, federal and state levels, as well as by certain third party contracts. If the security and information systems of the Company or of its business associates are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Company's reputation, as well as operations, results of operations and financial condition, and could result in litigation against the Company or the imposition of penalties. As privacy and information security laws and regulations change, the Company may incur additional costs to ensure it remains in compliance.

Regulatory Risks

The Company is subject to laws and regulatory requirements in many jurisdictions. Changes in these laws and requirements may result in additional costs to the Company, including the costs of compliance as well as potential penalties for non-compliance.

The Company operates in many taxing jurisdictions, including foreign countries. In most of these jurisdictions, the Company is required to collect state and local sales taxes at the point of sale and remit them to the appropriate taxing authority. The Company is also subject to income taxes, excise taxes, franchise taxes, payroll taxes and other special taxes. The Company is also required to maintain various kinds of business and commercial licenses to operate its stores and other facilities. Rates of taxation are beyond the Company's control, and increases in such rates or taxation methods and rules could have a material adverse impact on the Company's profitability. Failure to comply with laws concerning the collection and remittance of taxes and with licensing requirements could also subject the Company to financial penalties or business interruptions.

Legislation also has the potential on a local, regional, state or national level to have a material adverse effect on the Company's profitability or ability to operate its business. Compliance with certain legislation carries with it significant costs. The Company is subject to oversight by many governmental agencies in the course of operating its business because of its numerous locations, large number of employees, contact with consumers and importation and exportation of product. In addition, the Company is subject to regulations regarding consumer product quality and safety standards. Complying with regulations may cause the Company to incur significant expenses, including the costs associated with periodic audits. Failure to comply may also result in additional costs in the form of penalties.

Risks Associated with International Trade

As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise.

The Company may order merchandise well in advance of delivery and generally takes title to the merchandise at the time it is loaded for transport to designated U.S. destinations. Global political unrest, war, threats of war, terrorist acts or threats, especially threats to foreign and U.S. ports and piracy, or natural disasters could affect the Company's ability to import merchandise from certain countries. Fluctuations in foreign currency exchange rates and the relative value of the U.S. dollar, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, dock strikes, import quota systems and other restrictions sometimes placed on foreign trade can affect the price, delivery and availability of imported merchandise as well as exports to the Company's stores in other countries. The inability to import merchandise from China and other countries, unavailability of adequate shipping capacity at reasonable rates, or the imposition of significant tariffs could have a material adverse effect on the results of operations of the Company. Freight costs contribute a substantial amount to the cost of imported merchandise. Monitoring of foreign vendors' compliance with applicable laws and Company standards, including quality and safety standards, is more difficult than monitoring of domestic vendors.

Governmental agencies have the authority to enforce trade agreements, resolve trade disputes, and control market access to goods and services. Governments may also impose trade sanctions on foreign countries that are deemed to violate trade agreements or maintain laws or practices that are unjustifiable and restrict commerce. In these situations, governments may increase duties on imports from one or more foreign countries. In this event, the Company could be adversely affected by the imposition of trade sanctions.

In addition, the governments in which the Company does business maintain a variety of additional international trade laws under which the Company's ability to import may be affected from time to time, including, but not limited to, antidumping laws, countervailing duty laws, safeguards laws, and laws designed to protect intellectual property rights. Although the Company may not be directly involved in a particular trade dispute under any of these laws, its ability to import, or the terms and conditions under which it can continue to import, may be affected by the outcome of such disputes.

In particular, because the Company imports merchandise from countries around the world, the Company may be affected from time to time by antidumping petitions filed with the United States Commerce Department and International Trade Commission by U.S. producers of competing products alleging that foreign manufacturers are selling their own products at prices in the United States that are less than the prices that they charge in their home country market or in third country markets or at less than their cost of production. Such petitions, if successful, could significantly increase the United States import duties on those products. In that event, the Company might possibly decide to pay the increased duties, thereby possibly increasing the Company's price to consumers. Alternatively, the Company might decide to source the product or a similar product from a different country not subject to increased duties or else discontinue the importation and sale of the product.

In recent years, dispute resolution processes have been utilized to resolve disputes regarding market access between the European Union, China, the United States and other countries. In some instances, these trade disputes can lead to threats by countries of sanctions against each other, which can include import prohibitions and increased duty rates on imported items. The Company considers any agreement that reduces tariff and non-tariff barriers in international trade to be beneficial to its business. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of merchandise purchased from sanctioned countries. In that case, the Company may be required to seek similar merchandise from other countries.

Risks Relating to Liquidity

A disruption in the global credit and equity markets could adversely impact the Company's ability to obtain financing on acceptable terms.

In the future, the Company could become dependent on the availability of adequate capital to fund its operations. Disruption in the global credit and equity markets and future disruptions in the financial markets could adversely affect the Company's ability to enter into new financing agreements or obtain funding through the issuance of Company securities. A decline in economic conditions could also result in difficulties for financial institutions and other parties that the Company does business with, which could potentially affect the Company's ability to access financing under existing arrangements or to otherwise recover amounts as they become due under the Company's contractual agreements. The inability of the Company to obtain financing as needed, on acceptable terms in order to fund its operations may have a material adverse impact on the Company's business, financial condition and results of operations.

Insufficient cash flows from operations could result in the substantial utilization of the Company's secured credit facility, which may limit the Company's ability to conduct certain activities.

The Company maintains a secured credit facility to enable it to issue merchandise and special purpose standby letters of credit as well as to fund working capital requirements. Borrowings under the credit facility are subject to a borrowing base calculation consisting of a percentage of certain eligible assets of the Company and is subject to advance rates and commercially reasonable reserves. Substantial utilization of the availability under the borrowing base will result in various restrictions on the Company including: restricted ability of the Company to repurchase its common stock or pay dividends and dominion over the Company's cash accounts. *See Note 5 to the Notes to Consolidated Financial Statements for additional discussion regarding the Company's secured credit facility.* Significant decreases in cash flow from operations and investing could result in the Company's borrowing increased amounts under the credit facility to fund operational needs. Increases in utilization of letters of credit and/or increased cash borrowings could result in the Company being subject to these limitations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company is headquartered in Fort Worth, Texas. In August 2004, the Company completed construction of a corporate headquarters facility, which contains approximately 460,000 square feet of office space. On June 9, 2008, the Company sold its headquarters building and accompanying land. As part of the transaction, the Company entered into a lease agreement to rent approximately 250,000 square feet of office space in the building for a primary term of seven years beginning on the closing date, with one three-year renewal option, and a right to terminate the lease at the end of the fifth lease year.

The Company leases the majority of its retail stores, warehouses and regional spaces. As of February 26, 2011, the present value of the Company's minimum future operating lease commitments discounted at 10% totaled approximately $592.8 million. The following table sets forth the distribution of Pier 1 Imports' U.S. and Canadian stores by state and province as of February 26, 2011:

United States

Alabama	14	Louisiana	15	Ohio	29
Alaska	1	Maine	1	Oklahoma	8
Arizona	24	Maryland	22	Oregon	14
Arkansas	8	Massachusetts	24	Pennsylvania	37
California	109	Michigan	31	Rhode Island	3
Colorado	15	Minnesota	18	South Carolina	16
Connecticut	20	Mississippi	6	South Dakota	2
Delaware	4	Missouri	18	Tennessee	18
Florida	73	Montana	6	Texas	77
Georgia	27	Nebraska	3	Utah	9
Hawaii	4	Nevada	9	Virginia	34
Idaho	6	New Hampshire	6	Washington	28
Illinois	39	New Jersey	33	West Virginia	5
Indiana	17	New Mexico	5	Wisconsin	19
Iowa	8	New York	45	Wyoming	1
Kansas	8	North Carolina	34		
Kentucky	11	North Dakota	3		

Canada

Alberta	11	New Brunswick	2	Ontario	33
British Columbia	14	Newfoundland	1	Quebec	13
Manitoba	2	Nova Scotia	1	Saskatchewan	2

The Company currently owns or leases distribution center space of approximately 3.6 million square feet. The Company also acquires temporary distribution center space from time to time through short-term leases. During fiscal 2011, the Company sold its distribution center near Chicago, Illinois. As of February 26, 2011, the Company owned or leased under operating leases the following warehouse properties in or near the following cities:

Location	Approx. Sq. Ft.	Owned/Leased Facility
Baltimore, Maryland	634,000 sq. ft.	Leased
Columbus, Ohio	527,000 sq. ft.	Leased
Fort Worth, Texas	460,000 sq. ft.	Owned
Ontario, California	747,000 sq. ft.	Leased
Savannah, Georgia	784,000 sq. ft.	Leased
Tacoma, Washington	451,000 sq. ft.	Leased

Item 3. Legal Proceedings.

The Company is a party to various legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Item 4. Reserved.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Prices of Common Stock

The following table shows the high and low closing sale prices of the Company's common stock on the New York Stock Exchange (the "NYSE"), as reported in the consolidated transaction reporting system for each quarter of fiscal 2011 and 2010.

	Market Price	
Fiscal 2011	High	Low
First quarter	$ 9.66	$ 6.37
Second quarter	8.35	5.86
Third quarter	9.92	6.10
Fourth quarter	11.05	9.11
Fiscal 2010	High	Low
First quarter	$ 2.28	$ 0.11
Second quarter	2.68	1.69
Third quarter	4.85	2.49
Fourth quarter	6.37	3.79

Number of Holders of Record

The Company's common stock is traded on the NYSE under the symbol "PIR". As of April 18, 2011, there were approximately 9,500 shareholders of record of the Company's common stock.

Dividends

In fiscal 2007, the Company announced that its Board of Directors discontinued the Company's quarterly cash dividend. The Company did not pay any cash dividends in fiscal years 2011, 2010 or 2009 and does not currently anticipate paying cash dividends in fiscal 2012. The Company's dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

As of February 26, 2011, the Company was not restricted under its secured credit facility from paying certain dividends. The Company's recently amended and restated secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300,000,000 or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300,000,000 or the calculated borrowing base. *See Note 5 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of common stock of the Company made during the three months ended February 26, 2011, by Pier 1 Imports, Inc. or any "affiliated purchaser" of Pier 1 Imports, Inc. as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934. During fiscal 2011, 117,078 shares of the Company's common stock were acquired from employees to satisfy tax withholding obligations that arose upon vesting of restricted stock granted pursuant to approved plans.

Performance Graph

The following graph compares the five-year cumulative total shareholder return for the Company's common stock against the Standard & Poor's 500 Stock Index and the Standard & Poor's Retail Stores Composite Index. The annual changes for the five-year period shown on the graph are based on the assumption, as required by the SEC's rules, that $100 had been invested in the Company's stock and in each index on February 25, 2006, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on February 26, 2011. The information used in the graph below was obtained from Bloomberg.

PIER 1 IMPORTS, INC. STOCK PERFORMANCE GRAPH


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Pier 1 Imports, Inc.
S&P 500 Stock Index
S&P Retail Stores Composite Index

Item 6. Selected Financial Data.

FINANCIAL SUMMARY

	Year Ended					
		2011	2010	2009	2008	2007 [1]
	($ in millions except per share amounts)					
SUMMARY OF OPERATIONS [2]:						
Net sales	$	1,396.5	1,290.9	1,320.7	1,511.8	1,623.2
Gross profit	$	555.4	440.4	363.5	439.6	474.0
Selling, general and administrative expenses [3]	$	431.9	421.2	453.5	487.9	649.0
Depreciation and amortization	$	19.7	22.5	30.6	39.8	51.2
Operating income (loss)	$	103.7	(3.3)	(120.6)	(88.1)	(226.2)
Operating income (loss) as a % of sales		7.4%	(0.3%)	(9.1%)	(5.8%)	(13.9%)
Nonoperating (income) and expenses, net [4]	$	0.2	(35.3)	8.1	5.3	1.9
Income (loss) from continuing operations before income taxes	$	103.5	32.1	(128.6)	(93.4)	(228.1)
Income (loss) from continuing operations, net of tax [7]	$	100.1	86.8	(129.3)	(96.0)	(227.2)
Loss from discontinued operations, net of tax	$	-	-	-	-	(0.4)
Net income (loss)	$	100.1	86.8	(129.3)	(96.0)	(227.6)
PER SHARE AMOUNTS:						
Basic earnings (loss) from continuing operations	$	.86	.86	(1.45)	(1.09)	(2.59)
Diluted earnings (loss) from continuing operations	$	.85	.86	(1.45)	(1.09)	(2.59)
Basic loss from discontinued operations	$	-	-	-	-	(.01)
Diluted loss from discontinued operations	$	-	-	-	-	(.01)
Basic earnings (loss)	$	.86	.86	(1.45)	(1.09)	(2.60)
Diluted earnings (loss)	$	.85	.86	(1.45)	(1.09)	(2.60)
Cash dividends declared	$	-	-	-	-	.20
Shareholders' equity	$	3.51	3.01	1.62	3.04	4.13
OTHER FINANCIAL DATA:						
Working capital	$	415.6	316.7	299.9	307.3	349.4
Current ratio		2.8	2.3	2.3	2.1	2.2
Total assets	$	743.6	643.0	655.5	821.9	916.5
Long-term debt [5]	$	9.5	19.0	184.0	184.0	184.0
Shareholders' equity	$	412.9	303.1	144.3	267.7	361.1
Weighted average diluted shares outstanding (millions) [6]		117.5	100.7	88.9	88.1	87.4
Effective tax rate (%) [7]		3.3	(171.0)	(0.5)	(2.8)	0.4

(1) Fiscal 2007 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) On March 20, 2006, the Company announced the sale of its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). The Pier has been included in discontinued operations in the Company's financial statements for fiscal 2007 and prior years. All financial information in this report relates to continuing operations, unless stated otherwise.

(3) The decrease in selling, general and administrative expenses for fiscal years 2010, 2009 and 2008 relate primarily to initiatives to reduce costs Company-wide. *See detailed description of these expenses in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.* Selling, general and administrative expense in fiscal 2007 included a pre-tax charge of $32.3 million related to impairment charges on long-lived store level assets.

(4) Nonoperating income for fiscal 2010 included a gain of $49.6 million related to the debt transactions during the year. This gain was partially offset by $18.3 million in related expenses. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.* Nonoperating income also included a $10.0 million payment received as a result of a foreign litigation settlement.

(5) The Company's consolidated long-term debt was reduced significantly during fiscal 2011 and 2010 as a result of multiple debt transactions. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(6) The increase in shares outstanding in fiscal 2011 and 2010 was primarily the result of the Company issuing approximately 24.5 million shares of common stock related to the conversion of its 9% Notes during fiscal 2010. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(7) In fiscal 2010, the Company recorded and received a $55.9 million tax benefit as a result of a tax law change allowing additional carryback of the Company's net operating losses. In fiscal years 2011, 2010, 2009 and 2008, the Company recorded minimal state and foreign tax provisions and provided a valuation allowance on the deferred tax asset arising during those periods. The Company's effective tax rate for fiscal 2007 was the result of recording a valuation allowance on its deferred tax assets during the second quarter and only recording a tax benefit on the losses for the year that could be carried back.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts. The Company directly imports merchandise from many countries, and sells a wide variety of decorative accessories, furniture collections, bed and bath products, candles, housewares, gifts and other seasonal assortments in its stores. The Company conducts business as one operating segment and operates stores in the United States and Canada under the name Pier 1 Imports. As of February 26, 2011, the Company operated 1,046 stores in the United States and Canada.

Comparable store sales during fiscal 2011 and 2010 increased 10.9% and 1.5%, respectively, which was attributable to increases in traffic, conversion rate, and average ticket over last year. Sales per retail square foot were $168 during fiscal 2011, compared to $152 last year. Management believes that the Company's results will continue to improve as a result of its unique merchandise assortments, carefully managed cost base, improved in-store experience and strong focus placed on the customer.

Merchandise margins for fiscal 2011 were 58.6% of sales compared to 54.8% of sales in fiscal 2010. This improvement was the result of significantly lower markdown activity, strong input margins, and well-managed inventory levels. Management remains focused on maximizing margins through negotiating advantageous vendor costs and ensuring an efficient supply chain and related expenses.

Store occupancy costs for fiscal 2011 decreased $4.8 million from fiscal 2010. This decrease was primarily attributable to the reduced store count since the end of last year coupled with the benefit from favorable rent negotiations last year. The Company continues to evaluate every lease renewal in its store portfolio and negotiate favorable occupancy rates in a continued effort to maintain low overall costs of its leased properties.

During fiscal 2011 the Company repaid $9.5 million of industrial revenue bonds related to the Chicago, Illinois distribution center with proceeds received from the sale of the facility. In addition, all remaining 6.375% convertible senior notes due 2036 were surrendered in full during the fourth quarter of fiscal 2011, and the Company paid the holders all remaining principal and accrued interest. The Company ended fiscal 2011 with a strong balance sheet consisting of $301.5 million in cash, $311.8 million in inventory, and $9.5 million in long-term debt.

Profitability has been achieved, the Company has moved from playing defense to playing offense, and it is well positioned to build on its profitability in the future. On April 7, 2011, the Company announced a three-year growth plan to drive sales and further improve profitability in order to increase shareholder value. The plan includes investing in the acceleration of e-commerce initiatives, existing store improvements, expansion of the store portfolio, and development of infrastructure and technology to enhance business processes and efficiencies throughout the entire organization. The Company plans to invest approximately $200 million over the next three years in these initiatives, utilizing cash flow from operations. Additionally, the Board of Directors has also approved a plan to return value to shareholders by authorizing an initial share repurchase program of up to $100 million.

The Company plans to grow sales and profitability by developing an online business to complement its well-performing store base. The Company's e-commerce initiative will enable it to grow from a single brand, bricks and mortar retailer into an extended brand, multi-channel retailer. In-store merchandise availability on the

Company's website was launched last October. Pier 1 To-Go, which will allow customers to order and reserve merchandise online and be picked up and paid for at any of the Company's stores, will be fully launched in the spring of fiscal 2012. In fiscal 2013, the Company plans to enter full e-commerce functionality by allowing customers to purchase merchandise online from its website.

The Company remains focused on increasing sales productivity and maximizing profitability of its existing store portfolio. Over the next three years, the Company's store improvement initiatives will impact approximately 90% of the existing stores and include capital investments in new store fixtures, store remodels and other leasehold improvements. The Company has developed new merchandise fixtures designed to give the stores a more open look allowing merchandise to be visible and accessible on all sides of the unit, and enhancing the in-store shopping experience for customers. Store remodel plans over the next three years range from minor cosmetic improvements in most cases to major construction efforts such as new flooring and lighting, structural enhancements and new fixtures. Other investments to improve the Company's existing store portfolio will include new lighting and sign upgrades to select stores, equipment upgrades, such as new HVAC units, and other general leasehold improvements.

The Company's growth plan also includes investing in the expansion of its existing store portfolio from 1,046 Pier 1 Imports stores today throughout the United States and Canada to approximately 1,100 Pier 1 Imports stores in the United States and Canada within five years. The Company currently plans to open approximately 80 stores and close approximately 30 stores as part of its net new store growth initiative.

The Company's three-year plan includes capital investments in infrastructure development and technology to facilitate continued improvements in processes, efficiencies and analytics throughout the organization. Investments in information technology will include a new point-of-sale system, an e-commerce platform, replacement of legacy systems, new software for store labor schedule optimization and enhancements to existing systems. In addition, the Company will invest in new store traffic counters, cash stand computer kiosks and other network and infrastructure needs.

The following discussion and analysis of financial condition, results of operations, and liquidity and capital resources relates to continuing operations, unless otherwise stated, and should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto which can be found in Item 8 of this report.

Overview of Business

The Company's key financial and operational indicators used by management to evaluate the performance of the business include the following (trends for these indicators are explained in the comparative discussions of this section):

Key Performance Indicators	2011	2010	2009
Total sales growth (decline)	8.2%	(2.3%)	(12.6%)
Comparable stores sales growth (decline)	10.9%	1.5%	(9.2%)
Sales per average retail square foot	$ 168	$ 152	$ 149
Merchandise margins as a % of sales	58.6%	54.8%	49.0%
Gross profit as a % of sales	39.8%	34.1%	27.5%
Selling, general and administrative expenses as a % of sales	30.9%	32.6%	34.3%
Operating income (loss) as a % of sales	7.4%	(0.3%)	(9.1%)
Net income (loss) as a % of sales	7.2%	6.7%	(9.8%)
Inventory per retail square foot	$ 38	$ 38	$ 37
Total retail square footage (in thousands)	8,232	8,290	8,586
Total retail square footage decline	(0.7%)	(3.4%)	(2.2%)

Stores included in the comparable store sales calculation are those stores that have been opened since the beginning of the preceding fiscal year. Remodeled or relocated stores are included if they meet specific criteria. Those criteria include the following: the new store is within a specified distance serving the same market, no significant change in store size, and no significant overlap or gap between the closing and reopening. Such stores are included in the comparable store sales calculation in the first full month after the re-opening. If a relocated or remodeled store does not meet the above criteria, it is excluded from the calculation until it meets the Company's established definition of a comparable store.

FISCAL YEARS ENDED FEBRUARY 26, 2011 AND FEBRUARY 27, 2010

Net Sales

Net sales consisted primarily of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2011, 2010 and 2009 were as follows (in thousands):

	2011	2010	2009
Stores	$ 1,381,944	$ 1,279,742	$ 1,308,331
Other [1]	14,526	11,110	12,346
Net sales	$ 1,396,470	$ 1,290,852	$ 1,320,677

[1] Other sales consisted primarily of wholesale sales and royalties received from Grupo Sanborns, S.A. de C.V. and gift card breakage.

Net sales during fiscal 2011 were $1,396.5 million, an increase of $105.6 million or 8.2%, from $1,290.9 million for the prior fiscal year. The increase in sales for the fiscal year was comprised of the following components (in thousands):

	Net Sales
Net sales for fiscal 2010	$ 1,290,852
Incremental sales growth (decline) from:	
New stores	2,969
Comparable stores	136,420
Closed stores and other	(33,771)
Net sales for fiscal 2011	$ 1,396,470

The total sales growth for fiscal 2011 was primarily the result of an increase in traffic, conversion rate, and average ticket compared to prior year. As of February 26, 2011, the Company operated 1,046 stores in the United States and Canada, compared to 1,054 stores at the end of fiscal 2010. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations contributed to a 70 basis points increase in both the net sales and comparable store calculations in fiscal 2011 compared to fiscal 2010.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2011, 2010 and 2009 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at March 1, 2008	1,034	83	1,117
Openings	1	-	1
Closings	(24)	(2)	(26)
Open at February 28, 2009	1,011	81	1,092
Openings	-	-	-
Closings	(38)	-	(38)
Open at February 27, 2010 [1]	973	81	1,054
Openings	3	-	3
Closings	(9)	(2)	(11)
Open at February 26, 2011 [2]	967	79	1,046

(1) During the third quarter of fiscal 2010, the company ended its relationship with Sears Roebuck de Puerto Rico, Inc. and closed all seven "store within a store" locations in Puerto Rico. These locations are excluded from the table above.

(2) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. which sells Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2011, there were 38 of these locations in Mexico and one in El Salvador. These locations are excluded from the table above.

Gross Profit

Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, was 39.8% expressed as a percentage of sales in fiscal 2011, compared to 34.1% a year ago. Merchandise margins were 58.6% as a percentage of sales, an increase of 380 basis points over 54.8% in fiscal 2010. Improvements in merchandise margin over last year were primarily the result of significantly lower markdowns resulting from strong input margins and well-managed inventory levels throughout the year.

Store occupancy costs during fiscal 2011 were $262.4 million or 18.8% of sales, a decrease of $4.7 million and 190 basis points from store occupancy costs of $267.1 million, or 20.7% of sales during fiscal 2010. The decrease was primarily the result of favorable rental negotiations on a large number of stores in the prior year and fewer open stores, coupled with decreases in property taxes and property insurance, partially offset by an increase in maintenance and utility costs.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses were $431.9 million, or 30.9% of sales in fiscal 2011, compared to $421.2 million, or 32.6% of sales in fiscal 2010, an increase of $10.7 million, and a decrease of 170 basis points as a percentage of sales. Selling, general and administrative expenses for fiscal years 2011 and 2010 included charges summarized in the table below (in thousands):

	February 26, 2011		February 27, 2010		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$ 218,924	15.7%	$ 209,815	16.3%	$ 9,109
Marketing	65,840	4.7%	60,945	4.7%	4,895
Store supplies, services and other	24,669	1.8%	28,661	2.2%	(3,992)
Variable costs	309,433	22.2%	299,421	23.2%	10,012
Administrative payroll	84,900	6.1%	74,734	5.8%	10,166
Other relatively fixed expenses	35,768	2.6%	34,449	2.7%	1,319
Relatively fixed costs	120,668	8.6%	109,183	8.5%	11,485
Lease termination costs and other	1,799	0.1%	12,575	1.0%	(10,776)
	$ 431,900	30.9%	$ 421,179	32.6%	$ 10,721

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, increased $10.0 million, but decreased 100 basis points as a percentage of sales from last year. Store payroll, including bonus, increased $9.1 million and decreased 60 basis points as a percentage of sales. Marketing expense increased $4.9 million and remained flat as a percentage of sales as a result of an increase in television, radio, and internet advertising, partially offset by a reduction of retail event mailers and catalogs and advertising in newspapers. Other variable expenses, primarily store supplies, store services and equipment rental, decreased $4.0 million, or 40 basis points as a percentage of sales.

Relatively fixed selling, general and administrative expenses increased $11.5 million to 8.6% of sales, or 10 basis points, from 8.5% of sales during fiscal 2010, primarily as result of increases in accrued management bonuses and in salaries and benefits. In addition, general insurance costs and foreign currency revaluation increased as a result of favorable trends in the prior year.

Lease termination and other costs decreased $10.8 million compared to the same period a year ago. Lease termination costs decreased by $9.1 million, or 80 basis points as a percentage of sales, which was primarily the result of decreased activity with lease terminations and buyout agreements along with the closing of fewer stores this year compared to the same period last year. In addition, the Company had a gain of $1.6 million on the sale of its distribution center near Chicago during the first quarter of fiscal 2011.

Depreciation and amortization for fiscal 2011 was $19.7 million, representing a decrease of approximately $2.8 million from last year's depreciation and amortization expense of $22.5 million. This decrease was primarily the result of certain assets becoming fully depreciated and store closures.

In fiscal 2011, the Company recorded operating income of $103.7 million compared to an operating loss of $3.3 million for fiscal 2010.

Nonoperating Income and Expense

Nonoperating expense for fiscal 2011 was $0.2 million, compared to income of $35.3 million in fiscal 2010. The decrease in income was primarily attributable to a $49.7 million gain related to the repurchase and exchange of the Company's convertible debt and the recovery of $10.0 million as a result of a foreign litigation settlement in the prior year. These gains were partially offset by $18.3 million in charges taken during the prior year related to the debt transactions. The remaining variance resulted from an increase in deferred gain recognition related to the renegotiation of the Company's proprietary credit card agreement with Chase Bank USA, N.A. ("Chase") during the fourth quarter of fiscal 2011, partially offset by lower interest expense during the current year.

Income Taxes

The Company recorded an income tax provision of $3.4 million, compared to a benefit of $54.8 million in the prior year. The Company continues to provide a valuation allowance against deferred tax assets. As a result, minimal federal tax benefit was recorded on the results of fiscal 2011 and only minimal state and foreign tax provisions were made during the year. The prior year benefit was the result of the Company recording a federal income tax refund of $55.9 million resulting from the *Worker, Homeownership, and Business Assistance Act of 2009*. As of February 26, 2011, the Company had utilized all federal tax loss carryforwards.

Net Income

Net income in fiscal 2011 was $100.1 million, or $0.85 per share, compared to $86.8 million, or $0.86 per share for fiscal 2010.

FISCAL YEARS ENDED FEBRUARY 27, 2010 AND FEBRUARY 28, 2009

Net Sales

Net sales consisted primarily of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2010, 2009 and 2008 were as follows (in thousands):

	2010	2009	2008
Stores	$ 1,279,742	$ 1,308,331	$ 1,486,147
Direct to consumer	-	-	8,366
Other [(1)]	11,110	12,346	17,319
Net sales	$ 1,290,852	$ 1,320,677	$ 1,511,832

[(1)] Other sales consisted primarily of wholesale sales and royalties received from franchise stores, Grupo Sanborns, S.A. de C.V., other third parties and gift card breakage.

Net sales during fiscal 2010 were $1,290.9 million, a decrease of $29.8 million or 2.3%, from $1,320.7 million for the prior fiscal year. The decrease in sales for the fiscal year was comprised of the following components (in thousands):

	2010
Comparable stores	$ 19,044
Closed stores and other	(48,869)
Net decrease in sales	$ (29,825)

The total sales decline for fiscal 2010 was primarily the result of a net decrease of 38 stores compared to the same period in the prior year. As of February 27, 2010, the Company operated 1,054 stores in the United States and Canada, compared to 1,092 stores at the end of fiscal 2009. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. However, these fluctuations had no net impact on either the net sales or comparable store calculations in fiscal 2010 compared to fiscal 2009.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2010, 2009 and 2008 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at March 3, 2007	1,112	84	1,196
Openings	4	-	4
Closings	(82)	(1)	(83)
Open at March 1, 2008	1,034	83	1,117
Openings	1	-	1
Closings	(24)	(2)	(26)
Open at February 28, 2009	1,011	81	1,092
Openings	-	-	-
Closings	(38)	-	(38)
Open at February 27, 2010 (1)	973	81	1,054

(1) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. which sells Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2010, there were 35 of these locations in Mexico. During the third quarter of fiscal 2010, the company ended its relationship with Sears Roebuck de Puerto Rico, Inc. and closed all seven "store within a store" locations in Puerto Rico. These locations are excluded from the table above.

Gross Profit

Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, was 34.1% expressed as a percentage of sales in fiscal 2010 compared to 27.5% in fiscal 2009. Merchandise margins were 54.8% as a percentage of sales, an increase of 580 basis points over 49.0% in fiscal 2009. Improvements in merchandise margin over the previous year were primarily the result of significantly lower markdowns resulting from well managed inventory levels along with better buying strategies throughout fiscal 2010.

Store occupancy costs during fiscal 2010 were $267.1 million, or 20.7% of sales, a decrease of $17.0 million and 80 basis points from store occupancy costs of $284.1 million, or 21.5% of sales during fiscal 2009. The decrease of $17.0 million was primarily the result of negotiated rental reductions and a decrease in the total number of stores.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, were $421.2 million, or 32.6% of sales in fiscal 2010, a decrease of $32.3 million and 170 basis points from fiscal 2009's $453.5 million or 34.3% of sales. Selling, general and administrative expenses for fiscal years 2010 and 2009 included charges summarized in the table below (in thousands):

	February 27, 2010		February 28, 2009		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$ 209,815	16.3%	$ 217,774	16.5%	$ (7,959)
Marketing	60,945	4.7%	58,989	4.5%	1,956
Store supplies, services and other	28,661	2.2%	32,473	2.5%	(3,812)
Variable costs	299,421	23.2%	309,236	23.4%	(9,815)
Administrative payroll (excluding severance)	74,734	5.8%	70,118	5.3%	4,616
Other relatively fixed expenses	34,449	2.7%	51,188	3.9%	(16,739)
Relatively fixed costs	109,183	8.5%	121,306	9.2%	(12,123)
Subtotal	408,604	31.7%	430,542	32.6%	(21,938)
Lease termination costs and impairments	11,246	0.9%	15,727	1.2%	(4,481)
Acquisition costs	-	0.0%	1,660	0.1%	(1,660)
Severance and other	1,329	0.1%	5,542	0.4%	(4,213)
Special charges	12,575	1.0%	22,929	1.7%	(10,354)
	$ 421,179	32.6%	$ 453,471	34.3%	$ (32,292)

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, decreased $9.8 million and 20 basis points as a percentage of sales from the previous year. Store payroll, including bonus, decreased $8.0 million primarily as a result of a decrease in total number of stores as well as planned efficiencies in store staffing compared to fiscal 2009. Marketing expense increased $2.0 million and 20 basis points as a percentage of sales as a result of an increase in the number of newspaper inserts, radio advertising and internet media in fiscal 2010, partially offset by a decrease in cable television advertising. Other variable expenses such as store supplies and equipment rental decreased $3.8 million or 30 basis points as a percentage of sales.

Other selling, general and administrative expenses that do not typically vary with sales decreased $12.1 million to 8.5% of sales, or 70 basis points from 9.2% of sales during fiscal 2009, primarily as a result of the Company's continued initiative to manage and control expenses. During fiscal 2010, general insurance costs and foreign currency revaluation also contributed to this improvement. These decreases were partially offset by an increase in administrative payroll resulting primarily from an increase in home office management bonuses stemming from the improved performance.

Lease termination costs and impairments decreased $4.5 million, primarily as a result of no impairment charges taken in fiscal 2010, compared to $9.7 million in fiscal 2009. This decrease was partially offset by an increase in lease termination costs of $5.2 million related to the closure of stores where favorable rent reductions were not reached with landlords. Severance, outplacement and other costs decreased $4.2 million primarily as a result of expenses incurred in the prior year related to a reduction in the Company's work force. Acquisition costs decreased $1.7 million as a result of expenses related to the Company's withdrawn proposal to acquire all of the outstanding common stock shares of Cost Plus, Inc. in fiscal 2009, with no similar expenditure in fiscal 2010.

Depreciation and amortization for fiscal 2010 was $22.5 million, a decrease of approximately $8.1 million when compared to $30.6 million in fiscal 2009. This decrease was primarily the result of the impairment of store-level long-lived assets during the second half of fiscal 2009, certain assets becoming fully depreciated, reduced capital spending and store closures.

In fiscal 2010, the Company recorded an operating loss of $3.3 million compared to an operating loss of $120.6 million for fiscal 2009.

Nonoperating Income and Expense

Nonoperating income for fiscal 2010 was $35.3 million compared to expense of $8.1 million in fiscal 2009. During the first quarter of fiscal 2010, a foreign subsidiary of the Company purchased $78.9 million of the Company's outstanding 6.375% convertible senior notes due 2036 (the "6.375% Notes") in privately negotiated transactions at a purchase price of $27.4 million, including accrued interest. The Company recognized a gain of $47.8 million in connection with this transaction. In August 2009, the Company retired $64.5 million of the remaining 6.375% Notes through separate privately negotiated exchange agreements. Under these agreements, holders received $61.3 million in aggregate principal of the Company's new 9% convertible senior notes due 2036 (the "9% Notes"). In addition to this exchange, the Company also purchased $5.0 million of the outstanding 6.375% Notes for $4.8 million in cash. The Company recognized a net gain of $1.8 million related to these transactions in the second quarter of fiscal 2010. During the third quarter of fiscal 2010, all $61.3 million of the Company's 9% Notes voluntarily converted into shares of the Company's common stock. In connection with this exchange in the third quarter, the Company incurred additional interest expense to record the remaining amortization of debt issuance costs and debt discounts of $13.6 million.

The Company settled a lawsuit and received $10.0 million during the first quarter of fiscal 2010, and recorded a gain in other nonoperating income as a result of the settlement. This income was partially offset by a $4.7 million charge during the third quarter to adjust the fair value of the derivative liability for the make-whole interest provision related to the Company's 9% Notes. *See Note 5 of the Notes to Consolidated Financial Statements for further discussion regarding the fair value of the derivative liability.*

Income Taxes

The Company recorded and received an income tax benefit of $55.9 million during fiscal 2010 primarily as a result of the Worker, Homeownership and Business Assistance Act of 2009. This law allows businesses with net operating losses incurred in either 2008 or 2009 to elect to carry back such losses up to five years. This benefit resulted from the reversal of $55.9 million of the Company's valuation allowance on its deferred tax asset for its net operating loss carryforwards that were carried back under this law. As a result of the Company's valuation allowance against all deferred tax assets, the Company did not record federal tax benefit or expense and only minimal state and foreign tax provisions were recorded on the results for fiscal 2010. The Company had federal net operating loss carryforwards of approximately $92.0 million as of February 27, 2010. These loss carryforwards had expirations beginning in fiscal 2027.

Net Income and Loss

Net income in fiscal 2010 was $86.8 million, or $0.86 per share, compared to a net loss of $129.3 million, or $1.45 per share for fiscal 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $301.5 million at the end of fiscal 2011, an increase of $113.6 million from the fiscal 2010 year-end balance of $187.9 million. The increase is a result of cash provided by operating activities of $148.4 million, partially offset by cash used in investing activities of $13.7 million and financing activities of $21.1 million.

Operating activities provided $148.4 million of cash, primarily as a result of $100.1 million of net income and the receipt of $28.3 million in proceeds received from an adjustment to the Company's proprietary credit card agreement. During fiscal 2011, the Company entered into a new private-label credit card program agreement with Chase Bank USA, N.A. ("Chase") effective January 1, 2011, with a term of eighteen months. In conjunction with this agreement, the Company and Chase terminated the original program agreement in consideration of payment to the Company from Chase of $28.3 million plus all remaining sums due to the Company by Chase.

Inventory levels at the end of fiscal 2011 were $311.8 million, a decrease of $1.7 million, or 0.6%, from the end of fiscal 2010. Inventory per retail square foot at the end of fiscal 2011 was flat at $38 compared fiscal 2010 year end. The Company continues to focus on managing inventory levels and closely monitoring merchandise purchases to keep inventory in line with consumer demand. Inventory levels at the end of fiscal 2012 are expected to be approximately the same as the end of fiscal 2011.

During fiscal 2011, the Company's investing activities used $13.7 million. Capital expenditures were $31.0 million in fiscal 2011, consisting primarily of $14.2 million for new and existing stores, $14.7 million for information systems enhancements, and $2.1 million related to the home office and distribution centers. Proceeds from the disposition of properties provided $11.1 million, primarily related to the sale of the Company's distribution center near Chicago. Also, the Company collected $6.3 million of a note receivable from Chase.

Financing activities for fiscal 2011 used $21.1 million primarily as a result of the repayment of a portion of the Company's long-term debt. The Company repaid $9.5 million of industrial revenue bonds related to the Chicago, Illinois distribution center with proceeds received from the sale of the facility. In addition, all remaining 6.375% Notes were surrendered in full during the fourth quarter of fiscal 2011, and the Company paid the holders $17.1 million, which included principal and accrued interest. These amounts were partially offset by the receipt of $5.0 million in proceeds from stock options exercised and the stock purchase plan.

During fiscal 2011, the Company's bank facilities included a $300 million credit facility that would have expired in May 2012, which was secured by the Company's eligible merchandise inventory and third-party credit card receivables. As of February 26, 2011, the Company had no outstanding borrowings and had approximately $56.4 million in letters of credit and bankers acceptances outstanding. The calculated borrowing base was $245.7 million, of which $189.3 million remained available for additional borrowings. At the end of fiscal 2011, the Company was in compliance with all required covenants stated in the agreement. On April 4, 2011, subsequent to year end, the Company amended and restated the $300 million secured credit facility. The amended and restated facility effectively refinances the Company's existing facility, and has a five-year term, an initial line of $300 million and includes a $100 million accordion feature.

The Company does not currently anticipate paying cash dividends in fiscal 2012, and its dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors. The Company's amended and restated secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300 million or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300 million or the calculated borrowing base. *See Note 5 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

During fiscal 2011, the Company did not make any repurchases of shares of its outstanding common stock other than 117,078 shares acquired from employees to satisfy tax withholding obligations that arose upon vesting of restricted stock granted pursuant to approved plans.

Subsequent to year end, as part of the Company's three-year growth plan, the Company's Board of Directors approved an initial share repurchase program that authorizes the repurchase of up to $100 million of the Company's common stock in open market or private transactions. The timing of the repurchases will depend on several factors including, but not limited to, prevailing market conditions and prices.

A summary of the Company's contractual obligations and other commercial commitments as of February 26, 2011 is listed below (in thousands):

		Amount of Commitment per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 728,015	$ 211,000	$ 327,174	$ 145,146	$ 44,695
Assets retirement obligation	2,803	278	1,196	978	351
Purchase obligations [1]	143,802	143,802	-	-	-
Standby letters of credit [2]	43,200	43,200	-	-	-
Industrial revenue bonds [2]	9,500	-	-	-	9,500
Interest on industrial revenue bonds [3]	434	28	55	55	296
Interest and related fees on secured credit facility [4]	10,304	2,086	4,013	4,013	192
Other obligations [5] [6]	37,041	1,016	2,301	12,334	21,390
Total [7]	$ 975,099	$ 401,410	$ 334,739	$ 162,526	$ 76,424

Liabilities recorded on the balance sheet	73,250
Commitments not recorded on the balance sheet	901,849
Total	$ 975,099

(1) As of February 26, 2011, the Company had approximately $143.8 million of outstanding purchase orders, which were primarily related to merchandise inventory, and included $3.5 million in merchandise letters of credit and bankers' acceptances. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year.

(2) The Company also has outstanding standby letters of credit totaling $9.7 million related to the Company's industrial revenue bonds. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

(3) The interest rates on the Company's industrial revenue bonds are variable and reset weekly. The estimated interest payments included in the table were calculated based upon the rate in effect at fiscal 2011 year end and exclude fees for the related standby letter of credit which are included elsewhere in this table.

(4) Represents estimated commitment fees for trade and standby letters of credit, and unused fees on the Company's $300 million secured credit facility, which subsequent to fiscal year end was amended and restated on April 4, 2011, extending the expiration from May 2012 to April 2016. Fees are calculated based upon balances at fiscal 2011 year end and the applicable rates in effect under the terms of the Company's $300 million secured credit facility.

(5) Other obligations include the Company's liability under various unfunded retirement plans. *See Note 6 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.*

(6) Excluded from this table, but recorded on the Company's balance sheet, is the noncurrent portion of reserves for uncertain tax positions of $13.7 million for which the Company is not reasonably able to estimate the timing of future cash flows.

(7) The above amounts do not include payments that may be due under employment agreement(s) with certain employee(s).

The present value of the Company's minimum future operating lease commitments discounted at 10% was $592.8 million at fiscal 2011 year end, compared to $635.1 million at fiscal 2010 year end. As part of the sale of the Company's home office building and accompanying land during fiscal 2009, the Company entered into a lease agreement to rent office space in the building. The lease has a primary term of seven years beginning on June 9, 2008, with one three-year renewal option and provisions for terminating the lease at the end of the fifth lease year. The Company plans to fund its lease commitments from cash generated from the operations of the Company and, if needed, from borrowings on its secured credit facility.

The Company has an umbrella trust, currently consisting of five sub-trusts, which was established for the purpose of setting aside funds to be used to settle certain benefit plan obligations. Two of the sub-trusts are restricted to satisfy obligations to certain participants of the Company's supplemental retirement plans. These trusts consisted of interest bearing investments of less than $0.1 million at both February 26, 2011 and February 27, 2010, and were included in other noncurrent assets. The remaining three sub-trusts are restricted to meet the funding requirements of the Company's non-qualified deferred compensation plans. These trusts' assets consisted of investments totaling less than $0.1 million at February 26, 2011 and February 27, 2010, and were included in other noncurrent assets. These trusts also own and are the beneficiaries of life insurance policies with cash surrender values of approximately $5.5 million at February 26, 2011 and death benefits of approximately $11.3 million. In addition, the Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. The cash surrender value of these unrestricted policies was approximately $17.2 million at February 26, 2011 and was included in other noncurrent assets. These policies had a death benefit of approximately $27.6 million at February 26, 2011. At the discretion of the Board of Directors, contributions of cash or unrestricted life insurance policies could be made to the trusts.

The Company's sources of working capital for fiscal 2011 were primarily from operations and the sale of its distribution center near Chicago. The Company has a variety of sources for liquidity, which include available cash balances and available lines of credit. The Company's current plans for fiscal 2012 include a capital expenditure budget of approximately $50 – $60 million and share repurchases of approximately $100 million as discussed above. The Company does not presently anticipate any other significant cash outflows in fiscal 2012 other than those discussed herein or those occurring in the normal course of business, which will include resuming payment of federal income taxes.

The liquidity of the Company continued to improve during fiscal 2011. The Company's key drivers of cash flows are sales, management of inventory levels, vendor payment terms, management of expenses, and capital expenditures. The Company's focus remains on making conservative inventory purchases, managing those inventories, continuing to evolve the Company's merchandise offering, and improving the in-store experience. In addition, the Company's ongoing mission is to maximize its revenues, while seeking out ways to make its cost base more efficient and effective and still preserve liquidity. If for some reason consumer spending begins to decline to levels seen during the recent recession, the Company could experience a material adverse effect on its financial condition and ability to generate cash flows from operations. As a result, the Company could become dependent on the availability of adequate capital to fund its operations. While there can be no assurance that the Company will sustain positive cash flows or profitability over the long-term, given the Company's cash position and the various liquidity options available, the Company believes it has sufficient liquidity to fund its obligations, capital expenditure requirements and share repurchases through fiscal 2012.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases, letters of credit and purchase obligations discussed above, the Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates, with the exception of the impairment of long-lived assets, the early retirement of participants in its defined benefit plans, and income taxes as discussed below. The Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements*. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to the Company's financial statements. Unless specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material and as a result, has not provided a sensitivity analysis. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition – The Company recognizes revenue from retail sales, net of sales tax and third-party credit card fees, upon customer receipt or delivery of merchandise. The Company records an allowance for estimated merchandise returns based upon historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized at 30 months from the original issuance and was $4.2 million, $4.6 million, and $4.1 million in fiscal 2011, 2010, and 2009, respectively.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the retail price of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset. The majority of inventory purchases and commitments are made in U.S. dollars in order to limit the Company's exposure to foreign currency fluctuations.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during each period presented in the financial statements. Although inventory shrinkage rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrinkage expense may be required.

Impairment of long-lived assets – Long-lived assets such as buildings, equipment, furniture and fixtures, and leasehold improvements are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of future sales, merchandise margin rates, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded $0.5 million in impairment charges in fiscal 2011, $0 in impairment charges in fiscal 2010, and $9.4 million in impairment charges in fiscal 2009. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future.

Insurance provision – The Company maintains insurance for workers' compensation and general liability claims with deductibles from March 1, 2004 to March 1, 2010 of $1,000,000 and $750,000, respectively, per occurrence. Effective March 1, 2010, the deductible for general liability claims was increased to $1,000,000 per occurrence. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims loss development factors as well as information obtained from and projections made by the Company's insurance carrier and third party claims administrators. The recorded liabilities for workers' compensation and general liability insurance, including those claims occurring in prior years but not yet settled and reserves for fees, at February 26, 2011 were $17.7 million and $5.8 million, respectively.

The assumptions made in determining the above estimates are reviewed monthly and the liability adjusted accordingly as new facts are developed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Costs associated with exit activities – As part of the ordinary course of business, the Company terminates leases prior to their expiration when certain stores or distribution center facilities are closed or relocated as deemed necessary. In connection with these lease terminations, the Company has recorded estimated liabilities to cover these termination costs. These estimated liabilities are recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. The Company must make assumptions regarding potential settlements of these obligations, the length of time required to sublease each location, and the amount of subtenant income that will be received in the future. When estimating future subtenant rental income, the Company considers factors such as the location and condition of the property, the underlying lease terms, historical experience, and relevant market and economic data related to each location. Additional lease termination expense may be incurred as a result of changes to the Company's current assumptions.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs.

Stock-based compensation – The fair value of stock options is amortized as compensation expense over the vesting periods of the options. The fair values for options granted by the Company are estimated as of the date of grant using the Black-Scholes option-pricing model. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates. If the Company had used different assumptions, the value of stock options may have been different.

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of the tax exposure for foreign and domestic tax audits. The timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. If different assumptions had been used, the Company's tax expense or benefit, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years. However, the Company's management cannot be certain of the effect inflation may have on the Company's operations in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Collectively, the Company's exposure to market risk factors is not significant and has not materially changed from February 27, 2010.

Foreign Currency Risk

Though the majority of the Company's inventory purchases are made in U.S. dollars in order to limit its exposure to foreign currency fluctuations, the Company, from time to time, enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company operates stores in Canada and is subject to fluctuations in currency conversion rates related to those operations. On occasion, the Company may consider utilizing contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under the applicable accounting guidance. Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales. At February 26, 2011, there were no material outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds.

Interest Rate Risk

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The interest rate exposure on the Company's secured credit facility and industrial revenue bonds is based upon variable interest rates and therefore is affected by changes in market interest rates. As of February 26, 2011, the Company had $9.5 million in long-term debt outstanding related to its industrial revenue bonds and no cash borrowings outstanding on its secured credit facility. A hypothetical 10% adverse change in the interest rates applicable to either or both of these variable rate instruments would have a negligible impact on the Company's earnings and cash flows.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of February 26, 2011 and February 27, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 26, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at February 26, 2011 and February 27, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 26, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pier 1 Imports, Inc.'s internal control over financial reporting as of February 26, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 25, 2011

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended		
	2011	2010	2009
Net sales	$ 1,396,470	$ 1,290,852	$ 1,320,677
Operating costs and expenses:			
Cost of sales (including buying and store occupancy costs)	841,083	850,438	957,213
Selling, general and administrative expenses	431,900	421,179	453,471
Depreciation and amortization	19,739	22,488	30,556
	1,292,722	1,294,105	1,441,240
Operating income (loss)	103,748	(3,253)	(120,563)
Nonoperating (income) and expenses:			
Interest and investment income	(1,506)	(1,681)	(4,250)
Interest expense	5,368	23,726	14,592
Gain on retirement of debt	-	(49,654)	-
Other income	(3,658)	(7,695)	(2,276)
	204	(35,304)	8,066
Income (loss) before income taxes	103,544	32,051	(128,629)
Income tax provision (benefit)	3,419	(54,796)	624
Net income (loss)	$ 100,125	$ 86,847	$ (129,253)
Earnings (loss) per share:			
Basic	$ 0.86	$ 0.86	$ (1.45)
Diluted	$ 0.85	$ 0.86	$ (1.45)
Average shares outstanding during period:			
Basic	116,466	100,715	88,912
Diluted	117,484	100,715	88,912

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands except share amounts)

	February 26, 2011	February 27, 2010
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $261,274 and $176,503, respectively	$ 301,471	$ 187,912
Accounts receivable, net of allowance for doubtful accounts of $688 and $2,516, respectively	14,814	14,701
Inventories	311,770	313,496
Income tax receivable	1,043	561
Prepaid expenses and other current assets	22,871	37,157
Total current assets	651,969	553,827
Properties, net	64,773	55,837
Other noncurrent assets	26,835	33,310
	$ 743,577	$ 642,974
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 57,421	$ 65,344
Current portion long-term debt	-	16,435
Gift cards and other deferred revenue	71,963	44,356
Accrued income taxes payable	232	4,967
Other accrued liabilities	106,739	106,073
Total current liabilities	236,355	237,175
Long-term debt	9,500	19,000
Other noncurrent liabilities	84,870	83,665
Shareholders' equity:		
Common stock, $0.001 par, 500,000,000 shares authorized 125,232,000 issued	125	125
Paid-in capital	243,051	264,477
Retained earnings	293,813	193,688
Cumulative other comprehensive loss	(784)	(699)
Less - 7,748,000 and 9,645,000 common shares in treasury, at cost, respectively	(123,353)	(154,457)
	412,852	303,134
Commitments and contingencies	-	-
	$ 743,577	$ 642,974

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended		
	2011	2010	2009
Cash flow from operating activities:			
Net income (loss)	$ 100,125	$ 86,847	$ (129,253)
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation and amortization	33,806	33,335	45,156
(Gain) loss on disposal of fixed assets	(1,619)	246	41
Loss on impairment of fixed assets and other long-lived assets	503	-	9,653
Stock-based compensation expense	4,706	3,782	5,177
Deferred compensation	4,237	3,736	4,215
Lease termination expense	1,599	7,693	6,074
Amortization of deferred gains	(11,353)	(7,777)	(6,774)
Gain on retirement of convertible bonds	-	(49,654)	-
Charges related to the conversion of the 9% Convertible Notes	-	18,308	-
Other	4,452	3,109	(2,201)
Change in cash from:			
Inventories	1,726	2,835	95,378
Accounts receivable, prepaid expenses and other current assets	(8,019)	8,294	(5,055)
Income tax receivable	(482)	1,588	14,486
Accounts payable and accrued expenses	(4,821)	(26,537)	(65,457)
Income taxes payable	(2,966)	533	(1,620)
Defined benefit plan liabilities	(2,860)	(1,784)	(118)
Make whole interest provision	-	(13,782)	-
Proceeds from an adjustment to the proprietary credit card agreement	28,326	-	-
Other noncurrent assets	551	(197)	1,209
Other noncurrent liabilities	474	(20)	(2,545)
Net cash provided by (used in) operating activities	148,385	70,555	(31,634)
Cash flow from investing activities:			
Capital expenditures	(31,049)	(5,246)	(13,378)
Proceeds from disposition of properties	11,146	730	102,478
Proceeds from sale of restricted investments	3,876	3,897	3,258
Purchase of restricted investments	(3,944)	(3,654)	(2,020)
Collection of note receivable	6,250	1,500	1,500
Net cash (used in) provided by investing activities	(13,721)	(2,773)	91,838
Cash flow from financing activities:			
Proceeds from stock options exercised, stock purchase plan and other, net	4,972	333	2,161
Repayment of long-term debt	(26,077)	-	-
Retirement of convertible bonds	-	(31,593)	-
Debt issuance costs	-	(4,408)	-
Net cash (used in) provided by financing activities	(21,105)	(35,668)	2,161
Change in cash and cash equivalents	113,559	32,114	62,365
Cash and cash equivalents at beginning of period	187,912	155,798	93,433
Cash and cash equivalents at end of period	$ 301,471	$ 187,912	$ 155,798

	2011	2010	2009
Supplemental cash flow information:			
Interest paid [1]	$ 6,015	$ 20,557	$ 14,018
Income taxes paid	$ 7,342	$ 1,962	$ 2,617

[1] Interest paid in fiscal 2010 includes $13,782 in make-whole interest related to the conversion of the Company's 9% Senior Convertible Notes due 2036. See Note 5 of the Notes to Consolidated Financial Statements for further information regarding this payment.

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Equity
Balance March 1, 2008	88,607	$ 101	$ 227,473	$ 236,094	$ 373	$ (196,297)	$ 267,744
Comprehensive loss:							
Net loss	-	-	-	(129,253)	-	-	(129,253)
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	2,016	-	2,016
Currency translation adjustments	-	-	-	-	(3,584)	-	(3,584)
Comprehensive loss							(130,821)
Restricted stock compensation	245	-	(2,298)	-	-	3,947	1,649
Stock option compensation expense	-	-	3,528	-	-	-	3,528
Exercise of stock options, stock purchase plan and other	1,022	-	(14,699)	-	-	16,860	2,161
Balance February 28, 2009	89,874	101	214,004	106,841	(1,195)	(175,490)	$ 144,261
Comprehensive loss:							
Net income	-	-	-	86,847	-	-	86,847
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	509	-	509
Currency translation adjustments	-	-	-	-	(13)	-	(13)
Comprehensive income							87,343
Restricted stock compensation	300	-	(3,038)	-	-	4,800	1,762
Stock option compensation expense	-	-	2,020	-	-	-	2,020
Stock purchase plan, directors deferred, and other	960	-	(15,900)	-	-	16,233	333
Reclassification of equity portion of convertible debt	-	-	2,818	-	-	-	2,818
Beneficial conversion feature of 9% convertible debt	-	-	3,343	-	-	-	3,343
Conversion of 9% notes	24,453	24	61,230	-	-	-	61,254
Balance February 27, 2010	115,587	125	264,477	193,688	(699)	(154,457)	$ 303,134
Comprehensive income:							
Net income		-	-	100,125	-	-	100,125
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	(1,926)	-	(1,926)
Currency translation adjustments	-	-	-	-	1,841	-	1,841
Comprehensive income							100,040
Restricted stock compensation	979	-	(11,874)	-	-	15,676	3,802
Stock option compensation expense	-	-	904	-	-	-	904
Exercise of stock options, directors deferred, stock purchase plan and other	918	-	(10,456)	-	-	15,428	4,972
Balance February 26, 2011	117,484	125	243,051	293,813	(784)	(123,353)	$ 412,852

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of imported decorative home furnishings and gifts, with retail stores located in the United States and Canada. Additionally, the Company has merchandise primarily in "store within a store" locations in Mexico and El Salvador that are operated by Sears Roebuck de Mexico, S.A. de C.V. and Corporacion de Tiendas Internationales, S.A. de C.V., respectively.

Basis of consolidation – The consolidated financial statements of the Company include the accounts of all subsidiary companies, and all intercompany transactions and balances have been eliminated.

Segment information – The Company is a specialty retailer that offers a broad range of products in its stores and conducts business as one operating segment. The Company's domestic operations provided 90.5%, 90.9% and 90.9% of its net sales, with 8.8%, 8.6% and 8.5% provided by stores in Canada, and the remainder from royalties primarily received from Sears Roebuck de Mexico S.A. de C.V. during fiscal 2011, 2010 and 2009, respectively. As of February 26, 2011, February 27, 2010 and February 28, 2009, $1,709,000, $1,749,000 and $2,308,000, respectively, of the Company's long-lived assets were located in Canada. There were no long-lived assets in Mexico or El Salvador during any period.

Use of estimates – Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal periods – The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2011 ended February 26, 2011, fiscal 2010 ended February 27, 2010, and fiscal 2009 ended February 28, 2009, all of which contained 52 weeks.

Cash and cash equivalents, including temporary investments – The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents, except for those investments that are restricted and have been set aside in a trust to satisfy retirement obligations. As of February 26, 2011 and February 27, 2010, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $261,274,000 and $176,503,000, respectively. The effect of foreign currency exchange rate fluctuations on cash was not material.

Translation of foreign currencies – Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income (loss). As of February 26, 2011, February 27, 2010, and February 28, 2009, the Company had cumulative other comprehensive income (loss) balances of $1,664,000, ($177,000) and ($164,000), respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2011, 2010 and 2009 resulted in other comprehensive income (loss), net of tax, as applicable, of $1,841,000, ($13,000) and ($3,584,000), respectively. Taxes on the portion of its cumulative currency translation adjustment considered not to be permanently reinvested abroad were insignificant in fiscal 2011, 2010 and 2009.

Concentrations of risk – The Company has some degree of risk concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative merchandise sources could be procured over a relatively short period of time. Pier 1 Imports sells merchandise imported from many countries, with approximately 56% of its sales derived from merchandise produced in China, approximately 12% derived from merchandise produced in India, and approximately 21% collectively derived from merchandise produced in Vietnam, Indonesia, and the United States. The remaining sales were from merchandise produced in various countries around the world.

Financial instruments – The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no assets or liabilities with a fair value significantly different from the recorded value as of February 26, 2011 or February 27, 2010.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

From time to time, the Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased to cover a portion of commitments to buy merchandise for resale. The Company also, on occasion, uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At February 26, 2011 and February 27, 2010, there were no material outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds. For financial accounting purposes, the Company does not designate such contracts as hedges. Thus, changes in the fair value of both types of forward contracts would be included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

When the Company enters into forward foreign currency exchange contracts, it enters into them with major financial institutions and monitors its positions with, and the credit quality of, these counterparties to such financial instruments.

Accounts Receivable – The Company's accounts receivable are stated at carrying value less an allowance for doubtful accounts. These receivables consist largely of third-party credit card receivables for which collection is reasonably assured. The remaining receivables are periodically evaluated for collectability, and an allowance for doubtful accounts is recorded as appropriate.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting merchandise to the stores and other direct costs associated with purchasing merchandise.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a reserve for estimated shrinkage since the last physical count, when actual shrinkage was recorded. The reserves for estimated shrinkage at the end of fiscal 2011 and 2010 were $6,446,000 and $5,388,000, respectively.

Properties, maintenance and repairs – Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation related to the Company's distribution centers is included in cost of sales. All other depreciation costs are included in depreciation and amortization. Depreciation costs were $19,739,000, $22,488,000 and $30,556,000 in fiscal 2011, 2010 and 2009, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Long-lived assets are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of future sales, merchandise margin rates, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded $0.5 million in impairment charges in fiscal 2011, $0 in impairment charges in fiscal 2010, and $9.4 million in impairment charges in fiscal 2009. Impairment charges were included in selling, general and administrative expenses. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future.

Revenue recognition – Revenue is recognized upon customer receipt or delivery for retail sales. A reserve has been established for estimated merchandise returns based upon historical experience and other known factors. The reserves for estimated merchandise returns at the end of fiscal 2011 and 2010 were $2,340,000 and $1,690,000, respectively. The Company's revenues are reported net of discounts and returns, net of sales tax and third-party credit card fees, and include wholesale sales and royalties received from Sears Roebuck de Mexico S.A. de C.V. and Corporacion de Tiendas Internationales, S.A. de C.V. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized at 30 months from the original issuance and was $4,169,000, $4,648,000 and $4,107,000 in fiscal 2011, 2010 and 2009, respectively.

Leases – The Company leases certain property consisting principally of retail stores, warehouses, its home office and material handling and office equipment under operating leases expiring through fiscal 2022. Most retail store locations were leased for primary terms of ten years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term, including free rent periods prior to the opening of its stores. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. Construction allowances received from landlords are initially recorded as lease liabilities and amortized as a reduction of rental expense over the primary lease term.

Advertising costs – Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $55,723,000, $51,625,000 and $49,506,000 in fiscal 2011, 2010 and 2009, respectively. Prepaid advertising at the end of fiscal years 2011 and 2010 was $2,077,000 and $2,085,000, respectively.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation increase rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the statement of operations, but recognized in future years over the remaining average service period of plan participants. *See Note 6 of the Notes to Consolidated Financial Statements for further discussion.*

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheet and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of tax exposures for foreign and domestic tax audits. However, negotiations with taxing authorities may yield results different from those currently estimated. *See Note 9 of the Notes to Consolidated Financial Statements for further discussion.*

Earnings per share – Basic earnings per share amounts were determined by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, and have included the effect, if dilutive, of the Company's weighted average number of stock options outstanding and shares of unvested restricted stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Earnings per share amounts were calculated as follows (in thousands except per share amounts):

	2011	2010	2009
Net Income (loss), basic and diluted	$ 100,125	$ 86,847	$ (129,253)
Average shares outstanding:			
Basic	116,466	100,715	88,912
Effect of dilutive stock options	454	-	-
Effect of dilutive restricted stock	564	-	-
Diluted	117,484	100,715	88,912
Earnings (loss) per share:			
Basic	$ 0.86	$ 0.86	$ (1.45)
Diluted	$ 0.85	$ 0.86	$ (1.45)

A total of 3,903,875, 10,424,035 and 12,302,323 outstanding stock options and shares of unvested restricted stock were excluded from the computation of the fiscal 2011, 2010 and 2009, respectively, income (loss) per share as the effect would be antidilutive. In addition, incremental net shares for the conversion feature of the Company's 6.375% senior convertible notes due 2036 were not included in the Company's diluted earnings per share calculations for those periods as the average common stock price did not exceed the initial conversion price of $15.19 per share.

Stock-based compensation – The Company's stock-based compensation relates to stock options, restricted stock awards and director deferred stock units. Accounting guidance requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted. Compensation expense is recognized for any unvested stock option awards and restricted stock awards on a straight-line basis or ratably over the requisite service period. Stock option exercise prices equal the fair market value of the shares on the date of the grant. The fair value of stock options is calculated using a Black-Scholes option pricing model. The Company records compensation expense for stock-based awards with a performance condition when it is probable that the condition will be achieved. The compensation expense ultimately recognized, if any, related to these awards will equal the grant date fair value for the number of shares for which the performance condition has been satisfied.

The Company estimates forfeitures based on its historical forfeiture experience, and adjusts forfeiture estimates based on actual forfeiture experience for all awards with service conditions. The effect of any forfeiture adjustments was insignificant.

NOTE 2 – PROPERTIES

Properties are summarized as follows at February 26, 2011 and February 27, 2010 (in thousands):

	2011	2010
Land	$ 4,776	$ 4,776
Buildings	12,994	12,994
Equipment, furniture and fixtures	250,797	237,178
Leasehold improvements	167,776	163,786
Computer software	76,764	76,152
Projects in progress	4,179	613
	517,286	495,499
Less accumulated depreciation and amortization	452,513	439,662
Properties, net	$ 64,773	$ 55,837

NOTE 3 – OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at February 26, 2011 and February 27, 2010 (in thousands):

	2011	2010
Accrued payroll and other employee-related liabilities	$ 55,540	$ 48,440
Accrued taxes, other than income	20,414	22,845
Rent-related liabilities	11,100	11,511
Other	19,685	23,277
Other accrued liabilities	$ 106,739	$ 106,073
Rent-related liabilities	$ 23,401	$ 25,698
Deferred gains	18,204	24,095
Retirement benefits	25,098	19,834
Other	18,167	14,038
Other noncurrent liabilities	$ 84,870	$ 83,665

NOTE 4 – COSTS ASSOCIATED WITH EXIT ACTIVITIES

As part of the ordinary course of business, the Company terminates leases prior to their expiration when certain stores or distribution center facilities are closed or relocated as deemed necessary by the evaluation of its real estate portfolio. These decisions are based on store profitability, lease renewal obligations, relocation space availability, local market conditions and prospects for future profitability. In connection with these lease terminations, the Company has recorded estimated liabilities to cover the termination costs. At the time of closure, neither the write-off of fixed assets nor the write-down of inventory related to such stores was material. Additionally, employee severance costs associated with these closures were not significant. The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. Revisions during the periods presented relate to changes in estimated buyout terms or subtenant receipts expected on closed facilities. Expenses related to lease termination obligations are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The write-off of fixed assets and associated intangible assets related to Pier 1 Imports store closures was approximately $111,000, $177,000 and $56,000 in fiscal 2011, 2010 and 2009, respectively. The following table represents a rollforward of the liability balances for the three fiscal years ended February 26, 2011 (in thousands):

	Lease Termination Obligations
Balance at March 1, 2008	$ 5,628
Original charges	5,591
Revisions	483
Cash payments	(6,704)
Balance at February 28, 2009	4,998
Original charges	4,942
Revisions	2,751
Cash payments	(7,790)
Balance at February 27, 2010	4,901
Original charges	154
Revisions	1,445
Cash payments	(2,769)
Balance at February 26, 2011	$ 3,731

Included in the table above are lease termination costs related to the closure of all of the Company's clearance and Pier 1 Kids stores. These concepts were closed during fiscal 2008 since their aggregate performance was not in line with the Company's profitability targets. Lease termination costs associated with these closures were $260,000, or less than $0.01 per share, during fiscal 2011 and $1,636,000, or $0.02 per share, during fiscal 2010 and $258,000, or less than $0.01 per share, during fiscal 2009. Cash outflows related to these lease terminations were $822,000, $1,187,000 and $2,889,000 during fiscal 2011, 2010 and 2009, respectively. The net write-off of fixed assets, write-down of inventory and employee severance costs associated with these closures was not material.

NOTE 5 – LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at February 26, 2011 and February 27, 2010 (in thousands):

	2011	2010
6.375% convertible senior notes due 2036	$ -	$ 16,577
Less - debt discount	-	(142)
	-	16,435
Industrial revenue bonds	9,500	19,000
	9,500	35,435
Less - current portion	-	(16,435)
Long-term debt	$ 9,500	$ 19,000

The Company has $9,500,000 in industrial revenue bond loan agreements, which have been outstanding since 1987. Proceeds were used to construct warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. During fiscal 2011, the Company repaid $9,500,000 of industrial revenue bonds related to the distribution center near Chicago, Illinois with proceeds received from the sale of that facility earlier in the year. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rate, including standby letter of credit fees, was 3.8%, 3.2% and 3.5% for fiscal 2011, 2010 and 2009, respectively.

As of February 26, 2011, the Company had no outstanding convertible debt. A summary of the Company's debt transactions during the past two fiscal years is described below.

In February 2006, the Company issued $165,000,000 of 6.375% convertible senior notes due 2036 (the "6.375% Notes") in a private placement, and subsequently registered the 6.375% Notes with the Securities and Exchange Commission in June 2006. The 6.375% Notes were governed by an Indenture dated February 14, 2006. The 6.375% Notes paid interest at a rate of 6.375% per year until February 15, 2011. Interest was payable semiannually in arrears on February 15 and August 15 of each year, and commenced August 15, 2006. The 6.375% Notes were convertible into cash and, if applicable, shares of the Company's common stock based on an initial conversion rate, subject to adjustments, of 65.8328 shares per $1,000 principal amount of 6.375% Notes (which represented an initial conversion price of approximately $15.19 per share representing a 40% conversion premium at issuance).

During the first quarter of fiscal 2010, a foreign subsidiary of the Company purchased $78,941,000 of the Company's outstanding 6.375% Notes in privately negotiated transactions at a purchase price of $27,399,000, including accrued interest. The Company recognized a gain of $47,811,000 in connection with this transaction. During August 2009, the $78,941,000 in 6.375% Notes were retired by the Company.

During the second quarter of fiscal 2010, the Company entered into separate privately negotiated exchange agreements for $64,482,000 of the Company's outstanding 6.375% Notes retiring these notes. Under the exchange agreements, the exchanging holders received $61,255,000 in aggregate principal of the Company's new 9% convertible senior notes due 2036 (the "9% Notes"). In addition to this exchange, the Company also purchased $5,000,000 of the outstanding 6.375% Notes for $4,750,000 in cash. The Company recognized a net gain of $1,843,000 related to these transactions during the second quarter of fiscal 2010.

During the third quarter of fiscal 2010, all $61,255,000 of the Company's 9% Notes voluntarily converted into shares of the Company's common stock at a conversion rate of 399.2016 shares for each $1,000 principal amount, representing a conversion price of $2.5050 per share. The Company issued 24,453,065 shares of common stock as a result of the conversion of the 9% Notes. Interest on the outstanding balance of the 9% Notes was payable at a rate of 9% per year and all accrued interest was paid to the holders at the time of conversion. The Company incurred non-operating charges of $18,308,000 during fiscal 2010 to record amortization of the remaining debt issuance costs and debt discounts of $13,616,000, and a $4,692,000 derivative fair value adjustment, as discussed in more detail below.

The 9% Notes contained make-whole interest provisions. During the third quarter of fiscal 2010, upon voluntary conversion of the 9% Notes into common stock and pursuant to the indenture, the holders received additional make-whole interest equal to 2.5 years of interest. The cash payment of make-whole interest totaled $13,782,000. The Company separately accounted for the additional interest payment feature of the 9% Notes as an embedded derivative instrument. For the purpose of accounting for the 9% Notes, the fair value of this embedded derivative upon issuance reduced the carrying value of the debt and was reflected as a debt discount. This potential interest payout was initially recorded at its estimated fair value as both a $9,090,000 derivative liability and a $9,090,000 discount to the 9% Notes based on the probability of when holders of the 9% Notes would convert their notes into shares of the Company's common stock and assumptions regarding the Company's common stock price. Upon conversion, the fair value of this derivative for the make-whole interest provision was adjusted to its settlement value of $13,782,000, which resulted in a $4,692,000 charge to other nonoperating expense during the third quarter.

The 9% Notes also included a beneficial conversion feature because the price of the Company's common stock on the issuance date of the notes exceeded the effective conversion price. In accordance with applicable accounting guidance, the Company recorded a $3,343,000 discount to the 9% Notes and a $3,343,000 addition to paid-in-capital representing the intrinsic value of the beneficial conversion feature.

The two underlying features described above resulted in a total debt discount of $12,433,000 and an initial carrying amount of the 9% Notes on the Company's balance sheet of $48,822,000 compared to a face amount of $61,255,000. When the notes were converted into common stock during the third quarter, the remaining unamortized debt discount and debt issuance costs of $13,616,000 were charged to interest expense at that time.

On February 15, 2011, the remaining $16,577,000 of the 6.375% Notes were surrendered in full and the Company paid the holders $17,100,000 which included principal and accrued interest.

The Company's remaining long-term debt matures as follows (in thousands):

Fiscal Year	Debt
2012	-
2013	-
2014	-
2015	-
Thereafter	9,500
Total debt	$ 9,500

As of February 26, 2011, the Company had a $300,000,000 secured credit facility which would have matured in May 2012 and was secured by the Company's eligible merchandise inventory and third-party credit card receivables. During fiscal 2011, 2010 and 2009, the Company had no cash borrowings under this facility. As of February 26, 2011, the Company's borrowing base, as defined by the agreement, was $245,654,000. This borrowing base calculation was subject to advance rates and commercially reasonable availability reserves. After excluding the $56,381,000 in utilized letters of credit and bankers' acceptances from the borrowing base, $189,274,000 remained available for cash borrowings. Interest on the facility was calculated at LIBOR plus 3.0% for cash borrowings. The Company paid a fee ranging from 3.0% to 3.5% for standby letters of credit depending on the average daily availability as defined by the agreement, 1.50% to 1.75% for trade letters of credit and a commitment fee of 0.50% for any unused amounts. As of February 26, 2011, the fee for standby letters of credit was 3.00% and 1.50% for trade letters of credit. As of February 26, 2011, the Company utilized approximately $56,381,000 in letters of credit and bankers' acceptances against the secured credit facility. Of the outstanding balance, approximately $3,466,000 related to trade letters of credit and bankers acceptances for merchandise purchases, $36,950,000 related to standby letters of credit for the Company's workers' compensation and general liability insurance policies, $9,715,000 related to standby letters of credit related to the Company's industrial revenue bonds, and $6,250,000 related to other miscellaneous standby letters of credit. If advances under the facility had resulted in availability of less than $30,000,000, the Company would have been required to comply with a fixed charge coverage ratio as stated in the agreement. The Company was in compliance with all required covenants at fiscal 2011 year end. This facility could have limited certain investments and, in some instances, limited payment of cash dividends and repurchases of the Company's common stock. Under this credit facility, the Company was not restricted from paying certain dividends unless fundings on the line resulted in availability over a specified period of time that was projected to be less than 35% of the lesser of either $300,000,000 or the calculated borrowing base.

On April 4, 2011, subsequent to year end, the Company amended and restated the $300,000,000 secured credit facility. The amended and restated facility has a five-year term, an initial line of $300,000,000 and includes a $100,000,000 accordion feature. It effectively refinances the Company's existing facility, which would have expired in May 2012. At the Company's option, borrowings will bear interest, payable quarterly or, if earlier, at the end of each interest period, at either (a) the LIBOR plus a spread varying from 175 to 225 basis points per year, depending on the amount then borrowed under the facility (initially 200 basis points), or (b) the prime rate plus a spread varying from 75 to 125 basis points per year, depending on the amount then borrowed under the facility (initially 100 basis points). The facility includes a requirement that the Company maintain minimum availability equal to the greater of 10% of the line cap, as defined by the facility, or $20,000,000. Provided that there is no default and no default would occur as a result thereof, the Company may request that the facility be increased to an amount not to exceed $400,000,000. Under the terms of the facility, the Company agrees to pay a fee on the unused portion of the facility payable monthly in arrears at a rate of 37.5 basis points per year. In addition, the Company will pay, when applicable, letter of credit fronting fees and fees on the amount of letters of credit outstanding.

The Company's amended and restated credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300,000,000 or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300,000,000 or the calculated borrowing base.

NOTE 6 – EMPLOYEE BENEFIT PLANS

The Company offers a qualified defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. During fiscal

2011, 2010 and 2009, employees contributing 1% to 5% of their compensation received a matching Company contribution of up to 3%. Company contributions to the plan were $2,286,000, $1,823,000 and $2,082,000 fiscal 2011, 2010 and 2009, respectively.

In addition, the Company offers non-qualified deferred compensation plans for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for these non-qualified plans was $576,000, $508,000 and $690,000 for fiscal 2011, 2010 and 2009, respectively. The Company has trusts established for the purpose of setting aside funds to be used to settle certain obligations of these non-qualified deferred compensation plans and contributed $1,172,000 and used $1,104,000 to satisfy a portion of retirement obligations during fiscal 2011. The Company also contributed $1,965,000 and used $2,208,000 to satisfy a portion of retirement obligations during fiscal 2010. As of February 26, 2011 and February 27, 2010, the trusts' assets consisted of investments with an aggregate value of $74,000 and $6,000 and life insurance policies with cash surrender values of $5,523,000 and $5,043,000 and death benefits of $11,262,000 and $11,683,000, respectively. The trust assets are restricted and may only be used to satisfy obligations to plan participants. The Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. At the discretion of the Board of Directors such policies could be contributed to these trusts or to the trusts established for the purpose of setting aside funds to be used to satisfy obligations arising from supplemental retirement plans described below. The cash surrender value of these unrestricted policies was $17,240,000 at February 26, 2011, and the death benefit was $27,585,000. These cash surrender values are carried in the Company's consolidated financial statements in other non-current assets.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. The Company recorded expenses related to the Plans of $2,458,000, $2,484,000 and $3,210,000 in fiscal 2011, 2010 and 2009, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the defined benefit plan obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consist of interest bearing investments in the amount of $17,000 included in other noncurrent assets at both February 26, 2011 and February 27, 2010. These investments are restricted and may only be used to satisfy retirement obligations to certain participants. The Company has accounted for these restricted investments as available-for-sale securities. Cash contributions of $2,772,000 and $1,689,000 were made to the trust in fiscal 2011 and 2010, respectively. Any future contributions will be made at the discretion of the Board of Directors. Restricted investments from the trust were sold to fund retirement benefits of $2,772,000 and $1,689,000 in fiscal 2011 and 2010, respectively. Funds from the trust will be used to fund or partially fund benefit payments. The Company expects to pay $118,000 during fiscal 2012, $1,783,000 during fiscal 2013, $129,000 during fiscal 2014, $11,864,000 during fiscal 2015, $129,000 during fiscal 2016 and $9,435,000 during fiscal years 2017 through 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Measurement of obligations for the Plans is calculated as of each fiscal year end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of February 26, 2011 and February 27, 2010 (in thousands):

	2011	2010
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 17,091	$ 17,622
Service cost	1,121	897
Interest cost	674	764
Actuarial loss	2,351	201
Benefits paid (including settlements)	(2,860)	(1,784)
Curtailment	-	(609)
Projected benefit obligation, end of year	$ 18,377	$ 17,091
Reconciliation of funded status:		
Projected benefit obligation	$ 18,377	$ 17,091
Plan assets	-	-
Funded status	$ (18,377)	$ (17,091)
Accumulated benefit obligation	$ (18,377)	$ (17,091)
Amounts recognized in the balance sheets:		
Current liability	$ (118)	$ (3,090)
Noncurrent liability	(18,259)	(14,001)
Accumulated other comprehensive loss, pre-tax	4,688	3,000
Net amount recognized	$ (13,689)	$ (14,091)
Cumulative other comprehensive loss, net of taxes of $3,291 in fiscal 2011 and 2010	$ 1,397	$ (291)
Weighted average assumptions used to determine:		
Benefit obligation, end of year:		
Discount rate	4.25%	4.75%
Lump-sum conversion discount rate	5.00%	5.00%
Rate of compensation increase [1]	0.00%	0.00%
Net periodic benefit cost for years ended:		
Discount rate	4.75%	5.00%
Lump-sum conversion discount rate	5.00%	5.00%
Rate of compensation increase [1]	0.00%	0.00%

(1) The rate of compensation increase shown above reflects no increase anticipated for fiscal 2012. An increase of 3.0% was assumed for fiscal years 2013 and thereafter.

Net periodic benefit cost included the following actuarially determined components during fiscal 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Service cost	$ 1,121	$ 897	$ 923
Interest cost	674	764	923
Amortization of unrecognized prior service cost	410	410	551
Amortization of net actuarial loss	108	20	445
Settlement charges	145	40	-
Curtailment charge	-	353	368
Net periodic benefit cost	$ 2,458	$ 2,484	$ 3,210

As of February 26, 2011 and February 27, 2010, accumulated other comprehensive loss included amounts that had not been recognized as components of net periodic benefit cost related to prior service cost of $1,965,000 and $2,375,000, and net actuarial loss of $2,723,000 and $625,000, respectively. During fiscal 2011, $2,351,000 was recognized in other comprehensive income related to net actuarial loss for the period. The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic cost in fiscal 2012 are $410,000 and $453,000, respectively.

NOTE 7 – MATTERS CONCERNING SHAREHOLDERS' EQUITY

On March 23, 2006, the Board of Directors approved the adoption of the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan was approved by the shareholders on June 22, 2006. The aggregate number of shares available for issuance under the 2006 Plan included a new authorization of 1,500,000 shares, plus shares (not to exceed 560,794 shares) that remained available for grant under the Pier 1 Imports, Inc. 1999 Stock Plan (the "1999 Stock Plan") and the Pier 1 Imports, Inc. Management Restricted Stock Plan, increased by the number of shares (not to exceed 11,186,150 shares) subject to outstanding awards on March 23, 2006, under these prior plans that cease to be subject to such awards. As of February 26, 2011, there were a total of 4,395,127 shares available for grant under the 2006 Plan.

Stock option grants – On January 27, 2007, the Board of Directors approved an employment agreement effective February 19, 2007 for the Company's President and Chief Executive Officer (the "CEO"). Under the employment agreement, the CEO received stock option grants. As of February 26, 2011, outstanding options covering 2,000,000 shares were exercisable. The options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by the Company.

During fiscal 2011, the Board of Directors approved stock options grants under the 2006 Plan of 6,000 shares. As of February 26, 2011, and February 27, 2010, outstanding options covering 1,181,325 and 1,261,025 shares were exercisable under the 2006 Plan, respectively. Options were granted at exercise prices equal to the fair market value of the Company's common stock at the date of grant. Employee options issued under the 2006 Plan vest over a period of four years and have a term of ten years from the grant date. The employee options are fully vested upon death, disability or retirement of the employee. The 2006 Plan's administrative committee also has the discretion to take certain actions with respect to stock options, such as accelerating the vesting, upon certain corporate changes (as defined in the 2006 Plan). Non-employee director options are fully vested on the date of grant, and are exercisable for a period of ten years.

The 1999 Stock Plan provided for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. The 1999 Stock Plan provided that a maximum of 14,500,000 shares of common stock could be issued under the 1999 Stock Plan, of which not more than 250,000 shares could be issued under the Director Deferred Stock Program. The options issued to employees vest equally over a period of four years, while non-employee directors' options were fully vested at the date of issuance. Both options have a term of ten years from the grant date. The employee options are fully vested upon death, disability, or retirement of an employee, or under certain conditions, such as a change in control of the Company, unless the Board of Directors determines otherwise prior to a change of control event. As of February 26, 2011, there were no shares available for grant under the 1999 Stock Plan. All future stock option grants will be made from shares available under the 2006 Plan. Additionally, outstanding options covering 3,452,125 and 4,885,250 shares were exercisable under the 1999 Stock Plan at fiscal years ended 2011 and 2010, respectively.

Under the 1989 Employee Stock Option Plan, options vest over a period of four to five years and all have a term of ten years from the grant date. As of February 26, 2011 and February 27, 2010, outstanding options covering 264,000 and 294,000 shares were exercisable, respectively. As a result of the expiration of the plan during fiscal 2005, no shares are available for future grant. The plan was subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

A summary of stock option transactions related to the Company's stock option grants during the three fiscal years ended February 26, 2011 is as follows:

				Exercisable Shares	
	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Number of Shares	Weighted Average Exercise Price
Outstanding at March 1, 2008	12,577,475	13.53		10,983,225	14.18
Options granted	617,300	7.29	3.42		
Options exercised	(2,875)	6.79			
Options cancelled or expired	(1,481,975)	14.43			
Outstanding at February 28, 2009	11,709,925	13.09		10,385,625	13.72
Options granted	1,000,000	6.69	0.33		
Options exercised	-	-			
Options cancelled or expired	(3,523,700)	13.17			
Outstanding at February 27, 2010	9,186,225	12.36		7,440,275	13.62
Options granted	6,000	8.64	7.16		
Options exercised	(588,000)	7.77			
Options cancelled or expired	(1,394,075)	15.43			
Outstanding at February 26, 2011	7,210,150	12.14		6,897,450	12.36

For shares outstanding at February 26, 2011

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares Currently Exercisable	Weighted Average Exercise Price-Exercisable Shares
$4.24 - $6.69	2,060,000	$ 6.65	6.02	2,037,500	$ 6.67
$7.42 - $11.27	1,884,900	7.75	4.53	1,594,700	7.79
$11.50 - $17.25	1,522,000	16.15	3.15	1,522,000	16.15
$18.49 - $21.00	1,743,250	19.87	1.82	1,743,250	19.87

As of February 26, 2011, the weighted average remaining contractual term for outstanding and exercisable options was 4.01 years and 3.87 years, respectively. The aggregate intrinsic value for outstanding and exercisable options was $10,282,000 and $9,530,000, respectively at fiscal 2011 year end. The total intrinsic value of options exercised for the fiscal years ended 2011, 2010, and 2009 was approximately $1,185,000, $0 and $2,000, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair value of options granted during the respective period was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010	2009
Weighted average fair value of options granted	$7.16	$0.33	$3.42
Risk-free interest rates	2.65%	1.70%	2.60%
Expected stock price volatility	118.88%	112.05%	51.29%
Expected dividend yields	0.00%	0.00%	0.00%
Weighted average expected lives	5 years	4 years	5 years

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates.

At February 26, 2011, there was approximately $606,000 of total unrecognized compensation expense related to unvested stock option awards. This expense is expected to be recognized over a weighted average period of 1.1 years. The Company recorded stock-based compensation expense related to stock options of approximately $904,000, or $0.01 per share, $2,020,000, or $0.02 per share, and $3,528,000, or $0.04 per share, in fiscal 2011, 2010 and 2009, respectively. The Company recognized no net tax benefit related to stock based compensation during fiscal 2011, 2010 or fiscal 2009 as a result of the Company's valuation allowance on all deferred tax assets. *See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of income taxes.*

A summary of the Company's nonvested options as of February 26, 2011 is as follows:

	Options	Weighted Average Grant Date Fair Value
Nonvested at February 27, 2010	1,745,950	$ 1.64
Granted	6,000	7.16
Vested	(1,428,850)	1.23
Cancelled	(10,400)	7.56
Nonvested at February 26, 2011	312,700	$ 3.43

Restricted stock grants – On December 15, 2009, the Board of Directors approved a renewal and extension of the CEO's initial employment agreement dated February 19, 2007. The employment agreement set forth that a total of 1,500,000 shares of restricted stock will be awarded over a period of more than three years. On December 18, 2009, the Company granted 375,000 service-based restricted shares that vest equally over a three-year period on the anniversary date of the grant. On the first day of the 2011 fiscal year the Company granted, and on the first day of each of the two following fiscal years the Company will grant, the CEO 187,500 service-based awards that vest equally over a three-year period on the last day of each respective fiscal year. In accordance with the accounting guidance on equity compensation, all 937,500 shares of the time-based restricted stock included in the renewed and extended employment agreement were granted for accounting purposes as of the date of the agreement, or December 15, 2009. As of February 26, 2011, only 562,500 of these shares have been legally granted to the CEO; however, the Company is obligated to grant the remaining 375,000 shares in the future in accordance with his employment agreement.

On the first day of the 2011 fiscal year the Company granted, and on the first day of each of the two following fiscal years the Company will grant, the CEO 187,500 performance-based awards that vest equally over a period of three fiscal years if the Company achieves certain fiscal year performance targets as defined by the renewed and extended agreement. Shares that do not vest because performance targets are not met during one fiscal year may vest in future fiscal years if certain levels of performance targets are achieved. The vesting of performance-based shares will occur on the date the Company's Form 10-K is filed with the Securities and Exchange Commission for each respective fiscal year. In accordance with accounting guidelines, only the first one-third of these performance-based shares had a grant date in fiscal 2011 because the performance targets for future fiscal years had not been established. The CEO must be employed by the Company on the last day of each respective fiscal year in order for both the time-based and performance-based shares to vest. These shares could also vest under certain termination events.

During fiscal 2011, the Company granted long-term incentive awards under the 2006 Plan to employees. The fiscal 2011 long-term incentive awards were comprised of restricted stock grants that were generally equally divided between time-based and performance-based shares. The time-based awards vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed on the vesting date. The performance-based shares vest 33% upon the Company satisfying certain performance targets in fiscal 2011 and will vest 33% and 34% for each of the following two fiscal years, respectively, upon the Company satisfying certain performance targets for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon the participant being employed on the date of filing of the Company's annual report on Form 10-K with the SEC for the applicable fiscal year. Over each three-year performance (vesting) period, if the performance targets are not satisfied in any fiscal year, those shares that do not vest may still vest if the sum of consecutive years' performance target equals or exceeds the sum of the individual consecutive fiscal year performance targets.

As of February 26, 2011 and February 27, 2010, the Company had 1,657,984 and 1,237,810 unvested shares of restricted stock awards outstanding, respectively. During fiscal 2011, 836,000 shares of restricted stock were granted, 371,612 shares of restricted stock vested, and 44,214 shares of restricted stock were cancelled. During fiscal 2010, 937,500 shares of restricted stock were granted, 217,517 shares of restricted stock vested, and 74,571 shares of restricted stock were cancelled. The weighted average fair market value at the date of grant of the restricted stock shares granted during fiscal 2011 was $8.38 and is being expensed over the requisite service period (this amount does not include restricted shares that the Company will begin expensing in future fiscal years when performance targets are set).

Compensation expense for restricted stock was $3,802,000 or $0.03 per share, $1,762,000, or $0.02 per share, and $1,649,000, or $ 0.02 per share, in fiscal 2011, 2010, and 2009, respectively. As of February 26, 2011, there was $5,436,000 of total unrecognized compensation expense related to restricted stock that will be recognized over a weighted average period of 1.88 years. The total fair value of restricted stock awards vested was $2,454,000, $1,648,000 and $1,076,000 in fiscal 2011, 2010 and 2009, respectively.

Director deferred stock units – The 2006 Plan and the 1999 Stock Plan also authorize director deferred stock unit awards to non-employee directors. During fiscal 2011, each director deferred a portion of their director's cash fees into a deferred stock unit account. The annual retainer fees deferred (other than committee chairman and chairman annual retainers) received a 25% matching contribution from the Company in the form of director deferred stock units. As of February 26, 2011 and February 27, 2010, there were 747,262 shares and 1,002,287 shares deferred, but not delivered, under the 2006 Plan and the 1999 Stock Plan. All future deferred stock unit awards will be from shares available for grant under the 2006 Plan. During fiscal 2011, approximately 117,537 director deferred stock units were granted, 339,513 were delivered, and 33,049 were cancelled. Compensation expense for the director deferred stock awards was $579,000, $149,000 and $1,015,000 in fiscal 2011, 2010 and 2009, respectively.

Stock purchase plan – Substantially all Company employees and all non-employee directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of participants at market prices through regular payroll deductions. Each employee may contribute up to 20% of the eligible portions of compensation. The Company contributes 25% of the employee's contributions. Prior to June 20, 2008, a participant could contribute up to 10% of eligible compensation, and the Company contributed from 10% to 100% of the participant's contribution, depending on length of participation and date of entry into the plan. Company contributions to the plan were $179,000, $16,000 and $263,000 in fiscal years 2011, 2010, and 2009, respectively. The Company's stock purchase plan was suspended during portions of fiscal 2011, 2010, and 2009.

Preferred Stock – On July 1, 2009, the shareholders of the Company approved an amendment to increase the authorized number of Pier 1 Imports' shares of preferred stock from 5,000,000 shares to 20,000,000 shares; to shorten the description of the authority of the Board of Directors to issue such shares; and to eliminate the terms and provisions of the Formula Rate Preferred Stock from the Certificate of Incorporation. As of February 26, 2011, all 20,000,000 shares of preferred stock were available for future issuance.

Shares reserved for future issuances – As of February 26, 2011, the Company had approximately 12,353,000 shares reserved for future issuances under the stock plans. This amount includes stock options outstanding, director deferred units and shares available for future grant.

Share repurchase plan – Subsequent to year end, the Company's Board of Directors approved an initial share repurchase program that authorizes the repurchase of up to $100,000,000 of the Company's common stock in open market or private transactions. The timing of the repurchases will depend on several factors including, but not limited to, prevailing market conditions and prices.

NOTE 8 – PROPRIETARY CREDIT CARD INFORMATION

During fiscal 2007, the Company sold its proprietary credit card operations to Chase Bank USA, N.A. ("Chase"). The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts, and the common stock of Pier 1 National Bank. The Company received cash proceeds for the majority of the sales price and was entitled to receive additional proceeds of $10,750,000, plus any accrued interest, over the life of a long-term program agreement. In fiscal 2011, 2010 and 2009, the Company received payments related to this agreement of $6,250,000, $1,500,000 and $1,500,000, respectively. In addition, the Company and Chase entered into a private-label credit card program agreement with an original term of ten years. Under this agreement, the Company continued to support the card through marketing programs and receive additional payments over the life of the agreement for transaction level incentives, marketing support and other program terms.

On December 30, 2010, the Company entered into a new program agreement with Chase, effective January 1, 2011, with a term of eighteen months. In conjunction with this agreement, the Company and Chase terminated the original program agreement between the Company and Chase in consideration of payment to the Company from Chase of $28,326,000 plus all remaining sums due to the Company by Chase. The Company did not incur any penalties in connection with the termination of the agreement. The Company will be entitled to future payments over the term of the new program agreement based on revolving credit card sales, and certain other credit and account related matters. In addition, the Company received total payments of $4,489,000, $8,738,000 and $7,500,000 related to these program agreements during fiscal 2011, 2010 and 2009, respectively.

The net deferred gain associated with the original program agreement will continue to be recognized in nonoperating income over the term of the new program agreement. The Company recognized $3,535,000, $2,052,000 and $2,164,000 related to this deferred gain in fiscal 2011, 2010 and 2009, respectively. The $28,326,000 in consideration received from Chase was also deferred and is being recognized over the new term of the agreement as a component of revenue consistent with the treatment of amounts received under the original program agreement. The Company recognized approximately $2,905,000 of this amount in fiscal 2011.

NOTE 9 – INCOME TAXES

The provision (benefit) for income taxes for each of the last three fiscal years consists of (in thousands):

	2011	2010	2009
Federal:			
Current	$ (446)	$ (56,263)	$ 296
Deferred	-	-	-
State:			
Current	1,898	1,200	236
Deferred	-	-	-
Foreign:			
Current	1,967	267	92
Deferred	-	-	-
Provision (benefit) for income taxes	3,419	(54,796)	624
Total provision (benefit) for income taxes	$ 3,419	$ (54,796)	$ 624

The Company files a U.S. federal income tax return and income tax returns in various states and foreign jurisdictions. The Company recorded and received a federal income tax benefit and refund of $55,856,000 during fiscal 2010, primarily as a result of the Worker, Homeownership and Business Assistance Act of 2009. This law allowed businesses with net operating losses incurred in either 2008 or 2009 to elect to carry back such losses up to five years. The Company elected to carry back net operating losses from fiscal 2008 to fiscal years 2003 and 2004. This benefit resulted from the reversal of $55,856,000 of the Company's valuation allowance on its deferred tax asset for its net operating loss carryforwards that were carried back under the new law.

The Internal Revenue Service ("IRS") completed its examination of fiscal years 2003 through 2007 during the first quarter of fiscal 2010. However, as a result of the federal income tax benefit and refund discussed above, fiscal years 2003 and 2004 were reopened for examination by the IRS. During fiscal 2011, the IRS completed its examination of fiscal years 2003, 2004 and 2008. As a result of the completion of these audits, the Company received a refund of $387,000, plus interest, during the first quarter of fiscal 2012. There were no adjustments from this examination which resulted in significant permanent differences that had not already been reserved.

As of February 26, 2011, the Company had utilized all federal net operating loss carryforwards.

Deferred tax assets and liabilities at February 26, 2011 and February 27, 2010 were comprised of the following (in thousands):

	2011	2010
Deferred tax assets:		
Deferred compensation	$ 20,386	$ 18,943
Net operating loss carryforward	9,443	44,218
Accrued average rent	11,546	12,336
Properties, net	26,899	33,582
Self insurance reserves	9,385	9,619
Deferred gain on sale of credit card operations	14,596	5,841
Cumulative foreign currency translation	3,343	2,034
Deferred revenue and revenue reserves	6,882	6,973
Other	1,628	5,210
Total deferred tax assets	104,108	138,756
Deferred tax liabilities:		
Inventory	(20,456)	(18,403)
Deferred gain on debt repurchase	(19,636)	(19,636)
Other	(287)	(361)
Total deferred tax liabilities	(40,379)	(38,400)
Valuation allowance	(63,729)	(100,356)
Net deferred tax assets	$ -	$ -

During fiscal 2007, the Company recorded a valuation allowance against all deferred tax assets. In addition, net deferred tax assets arising from losses during fiscal 2009 in excess of the amount expected to be carried back to offset taxable income in a prior year were fully reserved through a valuation allowance. As these deferred tax assets were established and fully reserved during fiscal 2009, there was no net impact to the provision of income taxes. Taxes arising from the earnings in fiscal 2011 and 2010 were offset by utilization of the Company's federal net operating loss carryforwards, which combined with the $55,856,000 refund in 2010 as discussed above, resulted in a decrease of the valuation allowance of $81,600,000 in fiscal 2010 and $38,687,000 in fiscal 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2011, 2010 and, 2009, and income tax reported in the consolidated statements of operations is as follows (in thousands):

	2011	2010	2009
Tax provision (benefit) at statutory federal income tax rate	$ 36,240	$ 11,218	$ (45,020)
State income taxes, net of federal provision (benefit)	3,893	2,475	(12,350)
Increase (decrease) in valuation allowance	(38,687)	(81,599)	56,637
Foreign income taxes, net of foreign tax credits	1,967	267	92
Permanent difference on consolidation of foreign subsidiary for tax filings [1]	-	6,381	-
Non-deductible make-whole interest payment [2]	-	5,375	-
Other, net	6	1,087	1,265
Provision (benefit) for income taxes	$ 3,419	$ (54,796)	$ 624

[1] The Company chose to change the tax filing status of a foreign subsidiary, and included this subsidiary in its consolidated tax return in fiscal 2010. For federal tax purposes, this effectively resulted in the repatriation of the foreign subsidiary's accumulated earnings which had not been previously taxed in the United States. This created a permanent difference between reported net income and taxable income.

[2] During fiscal 2010, the Company paid make-whole interest in connection with the voluntary conversion of its 9% Notes. This interest is not deductible for federal tax purposes and resulted in a permanent difference between reported net income and taxable income.

The accounting guidance on uncertainty in income taxes prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. On a quarterly and annual basis, the Company accrues for the effects of open uncertain tax positions. A summary of amounts recorded for unrecognized tax benefits at the beginning and end of fiscal 2011 and 2010 are presented below, in thousands:

Unrecognized Tax Benefits - February 28, 2009	$11,177
Gross increases - tax positions in prior period	661
Gross decreases - tax positions in prior period	-
Settlements	(806)
Expiration of statute of limitations	-
Unrecognized Tax Benefits - February 27, 2010	$11,032
Gross increases - tax positions in prior period	270
Gross decreases - tax positions in prior period	-
Settlements	(2,491)
Expiration of statute of limitations	-
Unrecognized Tax Benefits - February 26, 2011	$ 8,811

If the Company were to prevail on all unrecognized tax benefits recorded, this entire reserve for uncertain tax positions would have a favorable impact on the effective tax rate. The Company does not believe it is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of the Company's unrecognized tax positions will increase or decrease during the next 12 months as a result of audit settlements.

Accordingly, the Company has classified $13,692,000 of the reserve for uncertain tax positions and the related accrued interest as a non-current liability in the accompanying consolidated balance sheet. The Company does not expect the resolution of these issues to have a significant effect on the Company's results of operations or financial position.

Interest and penalties associated with unrecognized tax benefits are recorded in nonoperating (income) and expenses and selling, general and administrative expenses, respectively. The Company recorded expenses of $424,000, $1,245,000 and $1,059,000 related to penalties and interest in fiscal 2011, 2010 and 2009, respectively. The Company had accrued penalties and interest of $5,062,000 and $7,148,000 at February 26, 2011 and February 27, 2010, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Leases – At February 26, 2011, the Company had the following minimum lease commitments and future subtenant receipts in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2012	$ 211,712	$ 713
2013	183,433	459
2014	144,538	339
2015	94,992	138
2016	50,293	-
Thereafter	44,695	-
Total lease commitments	$ 729,663	$ 1,649

Rental expense incurred was $217,988,000, $232,098,000 and $244,776,000, including contingent rentals of $205,000, $90,000 and $43,000, based upon a percentage of sales, and net of sublease incomes totaling $272,000, $292,000 and $281,000 in fiscal 2011, 2010 and 2009, respectively.

During fiscal 2009, the Company sold its corporate headquarters building and accompanying land to Chesapeake Plaza, L.L.C., an affiliate of Chesapeake Energy Corporation. The Company also entered into a lease agreement to rent office space in the building. The lease has a primary term of seven years which began on June 9, 2008, with one three-year renewal option and provisions for terminating the lease at the end of the fifth lease year. The related gain on the sale of the property was approximately $23,300,000. As of February 26, 2011, the Company's remaining deferred gain was $10,843,000, the majority of which is included in other noncurrent liabilities, and will be recognized over the expected lease term.

Legal matters – There were no significant legal matters in fiscal 2011. During fiscal 2010, the Company received a $10,000,000 payment as a result of a foreign litigation settlement and recorded a gain in other income as a result of the settlement. There were no significant legal matters in fiscal 2009.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

NOTE 11 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended February 26, 2011 and February 27, 2010 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2011	5/29/2010	8/28/2010	11/27/2010	2/26/2011
Net sales	$ 306,259	$ 309,869	$ 353,759	$ 426,583
Gross profit	114,397	114,451	144,069	182,470
Operating income	8,266	15,202	21,879	58,401
Net income	7,670	14,384	21,004	57,067
Average shares outstanding - basic	116,197	116,414	116,479	116,773
Average shares outstanding - diluted	116,921	116,923	117,680	118,756
Basic earnings per share	.07	.12	.18	.49
Diluted earnings per share	.07	.12	.18	.48

	Three Months Ended			
Fiscal 2010	5/30/2009	8/29/2009	11/28/2009	2/27/2010
Net sales	$ 281,130	$ 286,674	$ 327,075	$ 395,973
Gross profit	84,814	81,589	119,860	154,151
Operating income (loss)	(26,704)	(15,304)	2,771	35,984
Net income (loss)	29,314	(15,780)	38,813	34,500
Average shares outstanding - basic	91,113	91,450	104,384	115,913
Average shares outstanding - diluted	91,113	91,450	104,384	116,232
Basic and diluted earnings (loss) per share	.32	(.17)	.37	.30

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Company in its reports filed or furnished under the Exchange Act is (a) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is (b) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, an evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and

Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 26, 2011. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company's disclosure controls and procedures were effective as of such date.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of February 26, 2011. Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of February 26, 2011, as stated in their report which is included in this Annual Report on Form 10-K.

/s/ Alexander W. Smith
Alexander W. Smith
President and
Chief Executive Officer

/s/ Charles H. Turner
Charles H. Turner
Executive Vice President and
Chief Financial Officer

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2011 that would have materially affected, or would have been reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Pier 1 Imports, Inc.

We have audited Pier 1 Imports, Inc.'s internal control over financial reporting as of February 26, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 26, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of February 26, 2011 and February 27, 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 26, 2011 of Pier 1 Imports, Inc. and our report dated April 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 25, 2011

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding executive officers of the Company required by this item is contained in Part I of this report under the caption "Executive Officers of the Company". Information regarding directors of the Company required by this Item is incorporated by reference to the section entitled "Proposal No. 1 – Election of Directors" set forth in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders.

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders.

Information regarding the Company's audit committee financial experts and code of ethics and business conduct required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership" set forth in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders.

No director or nominee for director of the Company has any family relationship with any other director or nominee or with any executive officer of the Company.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the section entitled "Executive Compensation", the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Non-Employee Director Compensation for the Fiscal Year Ended February 26, 2011", the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Person Transactions", and the section entitled "Executive Compensation-Compensation Committee Report", set forth in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Management", "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Certain Beneficial Owners", the table entitled "Executive Compensation – Outstanding Equity Awards Table for the Fiscal Year Ended February 26, 2011", and the table entitled "Equity Compensation Plan Information" set forth in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Person Transactions" and "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Director Independence" set forth in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services.

Information required by this Item is incorporated by reference to the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-approval of Nonaudit Fees" set forth in Proposal No. 5 of the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of consolidated financial statements, schedules and exhibits filed as part of this report.

1. Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the Years Ended February 26, 2011, February 27, 2010 and February 28, 2009

Consolidated Balance Sheets at February 26, 2011 and February 27, 2010

Consolidated Statements of Cash Flows for the Years Ended February 26, 2011, February 27, 2010 and February 28, 2009

Consolidated Statements of Shareholders' Equity for the Years Ended February 26, 2011, February 27, 2010 and February 28, 2009

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3. Exhibits

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIER 1 IMPORTS, INC.

Date: April 25, 2011

By: /s/ Alexander W. Smith
Alexander W. Smith, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Michael R. Ferrari Dr. Michael R. Ferrari	Director, Chairman of the Board	April 25, 2011
/s/ Alexander W. Smith Alexander W. Smith	Director, President and Chief Executive Officer	April 25, 2011
/s/ Charles H. Turner Charles H. Turner	Executive Vice President and Chief Financial Officer	April 25, 2011
/s/ Darla D. Ramirez Darla D. Ramirez	Principal Accounting Officer	April 25, 2011
/s/ Claire H. Babrowski Claire H. Babrowski	Director	April 25, 2011
/s/ John H. Burgoyne John H. Burgoyne	Director	April 25, 2011
/s/ Hamish A. Dodds Hamish A. Dodds	Director	April 25, 2011
/s/ Brendan L. Hoffman Brendan L. Hoffman	Director	April 25, 2011
/s/ Terry E. London Terry E. London	Director	April 25, 2011
/s/ Cece Smith Cece Smith	Director	April 25, 2011

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Restated Certificate of Incorporation of Pier 1 Imports, Inc. as filed with the Delaware Secretary of State on October 12, 2009, incorporated herein by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended November 28, 2009.
3(ii)	Amended and Restated Bylaws of Pier 1 Imports, Inc. (as amended through October 9, 2009), incorporated herein by reference to Exhibit 3(ii) to the Company's Form 8-K filed on October 16, 2009.
4.1	Indenture dated February 14, 2006 and Form of 6.375% Convertible Senior Notes due 2036, among Pier 1 Imports, Inc., the Subsidiary Guarantors parties thereto and JPMorgan Chase Bank, National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed February 16, 2006.
4.1.2	Registration Rights Agreement dated February 14, 2006, among Pier 1 Imports, Inc., the Guarantors parties thereto and the Initial Purchaser named therein, incorporated herein by reference to Exhibit 4.3 to the Company's Form 8-K filed February 16, 2006.
10.1*	Form of Indemnity Agreement between the Company and the directors and executive officers of the Company dated January 18, 2011.
10.2*	The Company's Supplemental Executive Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.3*	The Company's Supplemental Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 29, 2009.
10.3.1*	Participation Agreement dated November 9, 2007, by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 15, 2007.
10.3.2*	Participation Agreement Amendment dated April 20, 2008 by and between Charles H. Turner and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed April 24, 2008.
10.3.3*	Participation Agreement Amendment dated April 20, 2008 by and between Gregory S. Humenesky and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3.6 to the Company's Form 10-K for the year ended March 1, 2008.
10.4*	The Company's 1989 Employee Stock Option Plan, amended and restated as of June 27, 1996, incorporated herein by reference to Exhibit 10.6.1 to the Company's Form 10-K for the year ended February 26, 2005.
10.4.1*	Amendment No. 1 to the Company's 1989 Employee Stock Option Plan, incorporated herein by reference to Exhibit 10.6.2 to the Company's Form 10-K for the year ended February 26, 2005.
10.5*	The Company's 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.3 to the Company's 8-K filed October 12, 2006.
10.5.1*	First Amendment to the Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.6*	Forms of Director and Employee Stock Option Agreements, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 28, 1999.

10.7*	Pier 1 Imports, Inc. Stock Purchase Plan, restated as amended June 20, 2008, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.7.1*	Amendment to the Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.1 to the Company's Form 10-K for the year ended February 28, 2009.
10.7.2*	Second Amendment dated July 14, 2009 to Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.2 to the Company's Form 10-Q for the quarter ended August 29, 2009.
10.7.3*	Third Amendment dated June 29, 2010 to Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 29, 2010.
10.8	Secured Credit Agreement, dated November 22, 2005, among the Company, certain of its subsidiaries, Bank of America, N.A., Wells Fargo Retail Finance, LLC, Wachovia Bank, National Association, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., and others, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 23, 2005.
10.8.1	First Amendment to Credit Agreement, dated as of July 28, 2006, by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed July 28, 2006.
10.8.2	Second Amendment to Credit Agreement, dated as of May 31, 2007 by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed June 5, 2007.
10.8.3	Third Amendment to Credit Agreement, dated as of July 30, 2009, among Pier 1 Imports (U.S.), Inc., as Borrower, Bank of America, N.A., as administrative and collateral agent, the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed July 31, 2009.
10.8.4	Amended and Restated Credit Agreement, dated April 4, 2011, among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., as administrative and collateral agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC as joint lead arrangers and joint lead bookrunners, various other agents and the lenders party thereto, and the facility guarantors party thereto.
10.9	Pier 1 Umbrella Trust, dated December 21, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed December 21, 2005.
10.9.1	Pier 1 Umbrella Trust Amendment No. 1, effective January 1, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.9.2	Pier 1 Umbrella Trust Amendment No. 2, effective January 1, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 27, 2010.
10.10*	Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan), Restated as Amended through March 25, 2011.
10.10.1*	Form of Non-Qualified Stock Option Agreement – Non-Employee Director, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed June 23, 2006.
10.10.2*	Form of Non-Qualified Stock Option Agreement – Employee Participant, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed June 23, 2006.
10.10.3*	Form of Restricted Stock Award Agreement (Time Vesting), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed June 23, 2006.

10.10.4* Form of Restricted Stock Award Agreement (Performance Vesting), incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed June 23, 2006.

10.10.5* Form of Restricted Stock Award Agreement – April 9, 2010 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 14, 2010.

10.10.6* Form of Restricted Stock Award Agreement – April 9, 2010 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 14, 2010.

10.10.7* Form of Restricted Stock Award Agreement – April 8, 2011 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 14, 2011.

10.10.8* Form of Restricted Stock Award Agreement – April 8, 2011 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 14, 2011.

10.11* Pier 1 Imports Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 26, 2006.

10.11.1* Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 4, 2007, incorporated herein by reference to Exhibit 10.22.1 to the Company's Form 10-K for the year ended March 3, 2007.

10.11.2* Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 25, 2008, incorporated herein by reference to Exhibit 10.16.2 to the Company's Form 10-K for the year ended March 1, 2008.

10.11.3* Pier 1 Imports Non-Employee Director Compensation Plan, as amended December 15, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended November 29, 2008.

10.11.4* Pier 1 Imports Non-Employee Director Compensation Plan, as amended through October 9, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 28, 2009.

10.11.5* Pier 1 Imports Non-Employee Director Compensation Plan, as amended through October 8, 2010, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 27, 2010.

10.12* Pier 1 Imports Benefit Restoration Plan I, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed October 12, 2006.

10.13* Pier 1 Imports Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 29, 2008.

10.13.1* Amendment No. 1, effective January 1, 2011, to Pier 1 Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 27, 2010.

10.14* Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc. dated February 19, 2007, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed January 30, 2007.

10.14.1* Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed January 30, 2007.

10.14.2* Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed January 30, 2007.

10.14.3*	First Amendment to Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc., dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.3 to the Company's Form 10-Q for the quarter ended August 30, 2008.
10.14.4*	First Amendment to Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc. dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.4 to the Company's Form 10-Q for the quarter ended August 30, 2008.
10.14.5*	Employment Agreement dated as of December 15, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 17, 2009.
10.14.6*	Restricted Stock Award Agreement dated December 18, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 22, 2009.
10.14.7*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 4, 2010.
10.14.8*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed March 4, 2010.
10.14.9*	Restricted Stock Award Agreement dated February 27, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 3, 2011.
10.14.10*	Amendment to Restricted Stock Award Agreement dated April 8, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc.
10.14.11*	Restricted Stock Award Agreement dated February 27, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 3, 2011.
10.14.12*	Amendment to Restricted Stock Award Agreement dated April 8, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc.
10.15	Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 2, 2007.
10.15.1	Amendment No. 1 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.15.2	Amendment No. 2 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.15.3	Amendment No. 3 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 28, 2009.
10.16	Office Lease between Chesapeake Plaza, L.L.C and Pier 1 Services Company, dated June 9, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.16.1	First Amendment to Office Lease, dated June 20, 2008, incorporated herein by reference to Exhibit 10.1.1 to the Company's Form 10-Q for the quarter ended May 31, 2008.

10.17*	Summary Plan Description of Pier 1 Imports Limited Severance Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.19	Form of Note Purchase Agreement for 6.375% Convertible Senior Notes due 2036, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 30, 2009.
10.20	Form of Exchange Agreement, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed July 31, 2009.
10.21*	Pier 1 Imports, Inc. Deferred Compensation Plan, effective January 1, 2011, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 27, 2010.
10.22	Credit Card Program Agreement by and between Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., dated December 30, 2010, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 30, 2010.
21	Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Pier 1 Imports, Inc. Stock Purchase Plan Audit Report

*Management Contracts and Compensatory Plans

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

May 16, 2011

Dear Shareholder:

The board of directors and management cordially invite you to attend Pier 1 Imports' annual meeting of shareholders to be held at 10:00 a.m., local time, on Tuesday, June 28, 2011, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. The formal notice of the annual meeting of shareholders and proxy statement are attached. Please read them carefully.

Pier 1 Imports has chosen to furnish its proxy statement and annual report to its shareholders over the Internet, as allowed by the rules of the Securities and Exchange Commission. Rather than mailing paper copies, we believe that this e-proxy process will expedite shareholder receipt of the materials, lower Pier 1 Imports' expenses associated with this process, and eliminate unnecessary printing and paper usage. As a shareholder of Pier 1 Imports, you are receiving by mail (or electronic mail) a Notice of Internet Availability of Proxy Materials (the "Notice") which will instruct you on how to access and review the proxy statement and annual report on the Internet. The Notice will also instruct you how to vote your shares over the Internet. Shareholders who would like to receive a paper copy of the Pier 1 Imports proxy statement and annual report, free of charge, should follow the instructions on the Notice. Shareholders who request paper copies will also receive a proxy card or voting instruction form to allow them to vote their shares by mail in addition to over the Internet or by telephone.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your shares by following the instructions in the Notice. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question "How do I vote?" in the proxy statement for a more detailed description of voting procedures and the response to the question "Do I need an admission ticket to attend the annual meeting?" in the proxy statement for our procedures for admission to the meeting.

Sincerely,

Alexander W. Smith
President and Chief Executive Officer

Michael R. Ferrari
Chairman of the Board

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 28, 2011

Notice is hereby given that the annual meeting of shareholders of Pier 1 Imports, Inc., a Delaware corporation ("Pier 1 Imports"), will be held on Tuesday, June 28, 2011, at 10:00 a.m., local time, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102 for the following purposes, as more fully described in the accompanying proxy statement:

(1) to elect as directors the eight nominees named in the attached proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;

(2) to vote on a proposal to approve the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan for the purposes of compensation deductibility under Section 162(m) of the Internal Revenue Code;

(3) to hold a non-binding, advisory vote approving the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in the proxy statement under the caption "Executive Compensation;"

(4) to hold a non-binding, advisory vote regarding the frequency of future voting on the compensation of Pier 1 Imports' named executive officers;

(5) to vote on a proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012; and

(6) to transact any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on April 29, 2011 are entitled to receive notice of, to attend, and to vote their shares at, the annual meeting.

Pier 1 Imports is pleased to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their shareholders on the Internet. Pier 1 Imports believes that this process allows us to provide you with the information you need while lowering the costs associated with the annual meeting. You are cordially invited to attend the annual meeting in person. However, to ensure that your vote is counted at the annual meeting, please vote as promptly as possible.

By order of the board of directors,

Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 16, 2011
Fort Worth, Texas

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 28, 2011

Questions and Answers Regarding the Proxy Statement and Annual Meeting

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), Pier 1 Imports has elected to provide access to its proxy materials over the Internet or, upon your request, has delivered printed versions of these materials to you by mail. These materials are being provided in connection with Pier 1 Imports' solicitation of proxies for use at the annual meeting of shareholders, to be held on Tuesday, June 28, 2011 at 10:00 a.m. local time or at any adjournment or postponement thereof. Accordingly, Pier 1 Imports sent a Notice of Internet Availability of Proxy Materials (the "Notice") on or about May 16, 2011 to Pier 1 Imports' shareholders entitled to notice of and to vote at the meeting.

All shareholders will have the ability to access the proxy materials on the web site referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Pier 1 Imports encourages shareholders to take advantage of the availability of the proxy materials on the Internet.

You are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement. The annual meeting will be held on the Mezzanine Level, in Conference Center Room C, of Pier 1 Imports' corporate headquarters located at the address shown above.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- view Pier 1 Imports' proxy materials for the annual meeting on the Internet; and
- instruct Pier 1 Imports to send future proxy materials to you electronically by email.

Pier 1 Imports' proxy materials are also available on Pier 1 Imports' web site at *www.pier1.com/annualreport.*

If you previously elected to access your proxy materials over the Internet, you will not receive a Notice or printed proxy materials in the mail. Instead you have received an email with a link to the proxy materials and voting instructions.

Choosing to receive future proxy materials by email will save Pier 1 Imports the cost of printing and mailing documents to you thereby lowering the costs associated with the annual meeting. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting web site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Shareholders of Record: You may enroll in MLink℠ offered by Pier 1 Imports' transfer agent, Mellon Investor Services LLC, for online access to our future proxy statement and annual report materials and notice of Internet availability of proxy materials by going to *http://bnymellon.com/shareowner/equityaccess* and logging into, or activating, your Investor ServiceDirect® account where step-by-step instructions will prompt you through the enrollment process.

Beneficial Owners: If you hold your shares in a stock brokerage account or with a bank or other holder of record, you also may have the opportunity to receive or access copies of these materials electronically. Please check the information provided in the proxy materials or the Notice mailed to you by your broker, bank or other holder of record regarding the availability of this service.

What is included in these materials?

These materials include:

- the 2011 annual report and this proxy statement for the annual meeting; and
- Pier 1 Imports' Annual Report on Form 10-K for the year ended February 26, 2011, as filed with the SEC on April 25, 2011 (the "2011 Form 10-K").

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual meeting.

What will the shareholders vote on at the annual meeting?

The shareholders will be asked to vote on the following proposals:

- the election as directors of the eight nominees named in this proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified (PROPOSAL NO. 1);
- a proposal to approve the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan for the purposes of compensation deductibility under Section 162(m) of the Internal Revenue Code (PROPOSAL NO. 2);
- a non-binding, advisory vote approving the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation" (PROPOSAL NO. 3);
- a non-binding, advisory vote regarding the frequency of future voting on the compensation of Pier 1 Imports' named executive officers (PROPOSAL NO. 4);
- a proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012 (PROPOSAL NO. 5); and
- any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

What are the board of directors' voting recommendations?

The board of directors recommends that you vote your shares:

- "FOR" each of the nominees to the board of directors (PROPOSAL NO. 1);

- "FOR" the proposal to approve the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan for the purposes of compensation deductibility under Section 162(m) of the Internal Revenue Code (PROPOSAL NO. 2);

- "FOR" the proposal to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation" (PROPOSAL NO. 3);

- for a frequency of "EVERY YEAR" for future non-binding, advisory shareholder votes on the compensation of Pier 1 Imports' named executive officers (PROPOSAL NO. 4); and

- "FOR" the proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012 (PROPOSAL NO. 5).

Who is entitled to vote at the annual meeting?

Holders of Pier 1 Imports' common stock at the close of business on April 29, 2011, are entitled to receive the Notice and the Notice of Annual Meeting of Shareholders and to vote their shares at the annual meeting. As of that date, there were 118,758,731 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pier 1 Imports' transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, the "shareholder of record." The Notice and the Notice of Annual Meeting of Shareholders have been sent directly to you by us.

If your shares are held in a stock brokerage account or with a bank or other holder of record, you are considered the "beneficial owner" of these shares. The Notice has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to instruct your broker, bank or other holder of record how to vote your shares by following their instructions for voting on the Internet or by telephone, or by following their instructions to request a voting instruction form which can be completed and returned by mail.

How do I vote?

You may vote using any of the following methods:

- ***By Internet or telephone***

  If you are a shareholder of record, you will need the control number included on the Notice to access the proxy statement and annual report. Follow the instructions in the Notice to vote your shares electronically on the Internet, or by calling the toll-free number referenced in the materials available on the Internet.

  If you are a beneficial owner of shares, you may vote your shares electronically on the Internet by following the instructions sent to you by your broker, bank or other holder of record, or by calling the toll-free number referenced in the materials available on the Internet.

- ***By mail***

  If you are a shareholder of record, request from us, by following the instructions on the Notice, printed copies of the proxy statement and annual report, which will include a proxy card. If you are a beneficial owner of shares, follow the instructions from your broker, bank or other holder of record to request copies of the proxy statement and annual report, which will include a voting instruction form. Be sure to complete, sign and date the proxy card or voting instruction form and return it in the prepaid envelope.

- ***In person at the annual meeting***

  All shareholders of record may vote in person at the annual meeting. You can request a ballot at the meeting. You may also be represented by another person at the annual meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspector of election with your ballot to be able to vote at the annual meeting.

Internet and telephone voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on June 27, 2011. The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials provided to you by your broker, bank or other holder of record. If you vote on the Internet or by telephone, you do not have to return a proxy card or voting instruction form. If you are located outside the U.S. and Canada, please use the Internet or mail voting methods. Your vote is important. Your timely response can save us the expense of attempting to contact you again.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy prior to the completion of voting at the annual meeting by:

- sending written notice to our corporate secretary at 100 Pier 1 Place, Fort Worth, Texas 76102;
- timely delivering of a valid, later-dated proxy; or
- voting in person at the annual meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record. You may also vote in person at the annual meeting if you obtain a legal proxy as described in the answer to the previous question.

What shares are included in my proxy?

If you are a shareholder of record you will receive only one Notice for all the shares of Pier 1 Imports' common stock you hold:

- in certificate form
- in book-entry form
- in book-entry form purchased through the Pier 1 Imports, Inc. Direct Stock Purchase and Dividend Reinvestment Plan;

and if you are a Pier 1 Imports employee:

- in the Pier 1 Imports, Inc. Stock Purchase Plan
- in book-entry form received under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan as a restricted stock award.

If you are a beneficial owner of shares, the voting instructions you receive from your broker, bank or other holder of record will show the shares of Pier 1 Imports' common stock held by it on your behalf.

What happens if I do not give specific voting instructions?

If you are a shareholder of record and you:

- indicate when voting on the Internet or by telephone that you wish to vote as recommended by the board of directors, or

- sign and return a proxy card without giving specific instructions,

then the proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting. See the response to the question below captioned "Could other matters be decided at the annual meeting?".

If you are a beneficial owner of shares and do not provide your broker, bank or other holder of record with specific voting instructions, then under the rules of the New York Stock Exchange, the holder of record may only vote on matters for which it has discretionary power to vote. If your broker, bank or other holder of record does not receive instructions from you on how to vote your shares and such holder does not have discretion to vote on the matter, then that holder will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares.

Who will count the vote?

Representatives of Pier 1 Imports' transfer agent, Mellon Investor Services LLC, will tabulate the votes and act as inspector of election.

Is there a list of shareholders entitled to vote at the annual meeting?

The names of shareholders of record entitled to vote at the annual meeting will be available at the annual meeting and for ten days prior to the meeting for any purpose germane to the meeting, between the hours of 8:30 a.m. and 5:00 p.m., local time, at our corporate headquarters at 100 Pier 1 Place, Fort Worth, Texas 76102, by contacting our corporate secretary at (817) 252-8000.

What constitutes a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, present in person or represented by proxy, is necessary to constitute a quorum.

How are abstentions and "broker non-votes" counted in determining the presence of a quorum?

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

What are the voting requirements to elect the directors and to approve, or advise the board of directors with respect to, each of the proposals discussed in this proxy statement?

PROPOSAL	VOTE REQUIRED	DISCRETIONARY VOTING ALLOWED?
No. 1 – Election of Directors	Affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors	No
No.2 – Approval of Performance Goals for Section 162(m) Deductibility	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	No
No. 3 – Approval of Executive Compensation	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	No
No. 4 – Vote on Frequency of Future Voting on Executive Compensation	The frequency (every year, every other year or every three years) that receives the highest number of votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	No
No. 5 – Ratification of Ernst & Young LLP	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	Yes

If you are a beneficial owner of shares, your broker, bank or other holder of record is entitled to vote your shares on the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2012, even if they, as the holder of record, do not receive voting instructions from you. If you are a beneficial owner, your broker, bank or other holder of record is not entitled to vote on the election of directors, the approval of the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan, the approval of the compensation of Pier 1 Imports' named executive officers, or the frequency of future voting on the compensation of Pier 1 Imports' named executive officers, absent instructions from you. Without your voting instructions, a broker non-vote will occur on these proposals.

How are abstentions and "broker non-votes" counted in voting?

Election of Directors:

A "majority of the votes cast" means that the number of votes cast "FOR" a nominee for director exceeds the number of votes cast "AGAINST" the nominee. Abstentions and broker non-votes are not considered as votes cast.

Other Proposals:

Broker non-votes will not be counted as a vote either "FOR" or "AGAINST" PROPOSAL NO. 2 (approval of the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan) and PROPOSAL NO. 3 (approval of the compensation of Pier 1 Imports' named executive officers). An abstention will have the same effect as a vote "AGAINST" PROPOSALS NO. 2, NO. 3 and NO. 5 (ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2012). Abstentions and broker non-votes will not be counted as either a vote for or against any of the choices under PROPOSAL NO. 4 (the frequency of future voting on the compensation of Pier 1 Imports' named executive officers).

Could other matters be decided at the annual meeting?

As of the date we began to deliver the Notice, we did not know of any matters to be brought before the annual meeting other than those referred to in this proxy statement.

If you voted your shares on the Internet or by telephone, or you have signed and returned a proxy card or voting instruction form, and other matters are properly presented at the annual meeting for consideration, the proxies appointed by the board of directors (the persons named in your proxy card) will have the discretion to vote on those matters for you.

Who will pay for the cost of this proxy solicitation?

We have hired Phoenix Advisory Partners to assist us in soliciting proxies. We will pay all costs associated with the solicitation, including Phoenix's fees, which we expect to be approximately $9,500 plus expenses. In addition to solicitations by mail, our officers and employees may solicit proxies on behalf of Pier 1 Imports personally and by telephone or other means, for which they will receive no compensation beyond their normal compensation. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable out-of-pocket and clerical expenses.

Do I need an admission ticket to attend the annual meeting?

You will need an admission ticket or proof of stock ownership to enter the annual meeting. If you are a shareholder of record, your admission ticket is the Notice mailed (or sent electronically) to you or the admission ticket attached to your proxy card if you elected to receive a paper copy of the proxy materials. If you plan to attend the annual meeting, please bring it with you to the annual meeting.

If you are a beneficial owner of shares and you plan to attend the annual meeting, you must present proof of your ownership of Pier 1 Imports' common stock, such as a bank or brokerage account statement, to be admitted to the annual meeting.

Pier 1 Imports' corporate headquarters is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. To request either of these accommodations, please contact our Investor Relations Department on or before June 14, 2011. You may make your request by mail to Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102 or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting. If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

MATTERS RELATING TO CORPORATE GOVERNANCE, BOARD STRUCTURE, DIRECTOR COMPENSATION AND STOCK OWNERSHIP

Corporate Governance

The board of directors believes that good corporate governance is a prerequisite to achieving business success. Pier 1 Imports' board of directors has adopted written corporate governance guidelines, policies and procedures designed to strengthen Pier 1 Imports' corporate governance. Among other things, the guidelines contain standards for determining whether a director is independent, a code of business conduct and ethics applicable to all of Pier 1

Imports' directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer, and charters for each of the board of directors' committees. The nominating and corporate governance committee is responsible for overseeing and reviewing the guidelines at least annually, and recommending any proposed changes to the full board for its approval. The Pier 1 Imports, Inc. Corporate Governance Guidelines, Code of Business Conduct and Ethics, Ethics Compliance Policies and Procedures and charters for the audit, compensation, and nominating and corporate governance committees are available on Pier 1 Imports' web site at *www.pier1.com* at the Investor Relations – Corporate Governance link.

Board Leadership Structure

Pier 1 Imports' bylaws require that the directors elect annually from among themselves a chairman of the board. The bylaws, however, grant the board of directors discretion as to whether the chairman of the board is an employee or an officer of Pier 1 Imports. A non-officer, non-employee elected as chairman of the board is designated as the "non-executive" chairman of the board. Pier 1 Imports' corporate governance guidelines, policies and procedures contain general guidance that the positions of chairman of the board and chief executive officer should be held by separate individuals and that the chairman of the board should be a "non-executive." Provisions are made in the guidelines, policies and procedures for an independent lead director if the roles of chairman of the board and chief executive officer are combined.

During the fiscal year the chairman of the board and chief executive officer roles were held by separate individuals and the chairman of the board was a "non-executive" since he was neither an employee nor an officer of Pier 1 Imports. Currently, the chairman of the board is a non-executive. This structure of separate individuals holding these positions focuses board leadership and company leadership in separate and distinct individuals. Each leader can direct her or his respective group on the objectives at hand while at the same time developing and implementing strategic issues, financial issues and operational policies which affect the short- and long-term welfare of Pier 1 Imports.

Director Independence

It is Pier 1 Imports' policy that the board of directors will at all times consist of a majority of independent directors. In addition, all members of the audit committee, compensation committee, and nominating and corporate governance committee must be independent. To be considered independent, a director must satisfy both the subjective and objective independence requirements established by the New York Stock Exchange ("NYSE"). In assessing independence under the subjective test, the board of directors takes into account the standards in the objective tests, and reviews and discusses additional information provided by the directors and Pier 1 Imports with regard to each director's business and personal activities as they may relate to Pier 1 Imports and Pier 1 Imports' management. Based on the foregoing, as required by NYSE rules, the board of directors makes a subjective determination as to each independent director that no material relationship exists with Pier 1 Imports. The board of directors will broadly consider all relevant facts and circumstances relating to a director in determining whether that director is independent.

On April 19, 2010, Robert B. Holland, III resigned from the board of directors. On April 26, 2010, the board of directors reduced the number of directors comprising the board from seven to six. On April 30, 2010, Karen W. Katz announced her decision not to stand for re-election to the board of directors at the annual meeting of shareholders held on June 29, 2010. On May 5, 2010, the board of directors set the number of directors comprising the board at five for election at the June 29, 2010 annual meeting.

On January 18, 2011, the board of directors increased the size of the board of directors from five directors to seven directors and elected to the board of directors Hamish A. Dodds and Brendan L. Hoffman. On March 25, 2011, the board of directors increased the size of the board of directors from seven directors to eight directors and elected to the board of directors Claire H. Babrowski.

Based on the NYSE independence requirements, the board of directors has determined that seven of the eight current members of the board of directors are independent. They are directors Ms. Babrowski, John H. Burgoyne,

Notice of Annual Meeting of Shareholders

Proxy Statement

Proxy

Pier1 imports®

2011 Annual Report

Mr. Dodds, Michael R. Ferrari, Mr. Hoffman, Terry E. London and Cece Smith. Pier 1 Imports' president and chief executive officer, Alexander W. Smith, is the eighth member of the board of directors. The board of directors' determination included Mr. Holland and Mrs. Katz as independent during the time of their service as directors. Independence for the non-employee directors was considered under both the subjective and objective standards of the NYSE. In other words, none of the non-employee directors was disqualified from independent status under the objective standards, and under the subjective standard each non-employee director was determined not to have a material relationship with Pier 1 Imports.

Meetings of Independent Directors without Management Present

The independent directors of Pier 1 Imports met without management present four times during the last fiscal year. The non-executive chairman of the board of directors presided over these meetings.

Procedures for Communicating with Directors

The board of directors has established a process by which shareholders and other interested parties can send communications to board members. Shareholders and other interested parties can send written communications to one or more members of Pier 1 Imports' board of directors, addressed to:

[Name of Board Member], Board of Directors
Pier 1 Imports, Inc.
c/o Corporate Secretary
100 Pier 1 Place
Fort Worth, Texas 76102

In addition, shareholders and other interested parties may communicate with the chairman of the audit committee, compensation committee, executive committee, or nominating and corporate governance committee by sending an email to *auditchair@pier1.com*, *compchair@pier1.com*, *executivechair@pier1.com*, or *corpgovchair@pier1.com*, respectively, as well as the independent directors as a group by sending an email to *independentdirectors@pier1.com*.

Communications are distributed to the board of directors or to the individual director or directors, as appropriate, depending on the subject matter and facts and circumstances outlined in the communication. Communications that are not related to the duties and responsibilities of the board of directors or committee will not be distributed, including spam, junk mail and mass mailings, product complaints, product inquiries, new product suggestions, résumés and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, Pier 1 Imports will not distribute unsuitable material to its directors, including material that is unduly hostile, threatening or illegal.

Director Nomination Process

Board Member Qualification Criteria

The board of directors has adopted *Board Member Qualification Criteria* which set out the attributes and qualifications considered by the nominating and corporate governance committee in evaluating nominees for director. The primary qualities and characteristics the committee looks for in nominees for director are:

- management and leadership experience;
- relevant knowledge and diversity of background and experience; and
- personal and professional ethics, integrity and professionalism.

The committee believes that the board of directors should be comprised of individuals who have achieved a high level of distinction in business, education or public service. As a group, the board of directors should possess a diverse and broad range of skills, perspectives and experience relevant to Pier 1 Imports' business, such as:

- accounting and financial literacy;
- general knowledge of the retail industry;
- information technology experience;
- international business experience; and
- chief executive officer, chief financial officer or other senior management experience.

Although the *Board Member Qualification Criteria* do not contain a specific policy addressing diversity, the nominating and corporate governance committee considers whether each nominee complements and lends to a diverse and broad range of skills, perspectives and experience required of Pier 1 Imports' board of directors.

Internal Process for Identifying Candidates

Members of the nominating and corporate governance committee or other Pier 1 Imports' directors or executive officers may, from time to time, identify potential candidates for nomination for election to Pier 1 Imports' board of directors. The committee typically considers candidates for nomination to Pier 1 Imports' board of directors in March (the first month of the fiscal year) of each year. All proposed nominees, including candidates recommended for nomination by shareholders in accordance with the procedures described below, will be evaluated in light of Pier 1 Imports' Corporate Governance Guidelines, the *Board Member Qualification Criteria* and the projected needs of the board of directors at the time. The committee may retain a search firm to assist in identifying potential candidates for nomination to the board of directors. The search firm's responsibilities may include identifying and evaluating candidates believed to possess the qualities and characteristics set forth in the *Board Member Qualification Criteria,* as well as providing background information on potential nominees and interviewing and screening nominees if requested to do so by the committee.

During the summer of 2010, the nominating and corporate governance committee in conjunction with the board of directors retained a firm to conduct a search for non-employee director candidates. Throughout the fall and winter of 2010 and the spring of 2011, the board of directors, in conjunction with representatives of the search firm, conducted evaluations and interviews with numerous candidates. The results of that process culminated in the board of directors electing Ms. Babrowski and Messrs. Dodds and Hoffman to the board of directors.

Shareholder Recommendations for Directors

The nominating and corporate governance committee will consider candidates recommended by shareholders for nomination for election to Pier 1 Imports' board of directors. In order for a candidate recommended by a shareholder to be considered by the committee for inclusion as a nominee for director at the 2012 annual meeting of shareholders, the candidate must meet the *Board Member Qualification Criteria* described above and must consent to and be expressly interested and willing to serve as a Pier 1 Imports director. The committee will then consider the independence of the candidate and evaluate the candidate in light of Pier 1 Imports' Corporate Governance Guidelines and *Board Member Qualification Criteria* described above.

A shareholder who wishes to recommend a candidate for consideration by the nominating and corporate governance committee for inclusion as a nominee for director at the 2012 annual meeting of shareholders should forward by certified or express mail the candidate's name, business or residence address, principal occupation or employment and a description of the candidate's qualifications to the Chairman of the Nominating and Corporate Governance Committee, in care of the corporate secretary, Pier 1 Imports, Inc., 100 Pier 1 Place, Fort Worth, Texas 76102. To be properly considered by the committee, Pier 1 Imports' corporate secretary must receive the recommendation and all required information no later than 5:00 p.m., local time, on January 17, 2012.

The corporate secretary will send properly submitted shareholder recommendations to the chairman of the committee. Individuals recommended to the committee by shareholders in accordance with these procedures will be evaluated by the committee in the same manner as individuals who are recommended through other means.

Shareholder Nominations at Annual Meeting

Pier 1 Imports' bylaws also permit a shareholder to propose a candidate at an annual meeting of shareholders who is not otherwise nominated for election by the board of directors through the process described above if the shareholder complies with the shareholder criteria, advance notice, shareholder and nominee information, consent and other provisions contained in the bylaws governing shareholder nominations of candidates for election to the board of directors. To comply with these provisions of our bylaws, a shareholder who wishes to nominate a director for election at the 2012 annual meeting of shareholders must provide Pier 1 Imports written notice in proper form accompanied by the requisite materials and information no earlier than February 29, 2012 and no later than March 30, 2012. You may contact Pier 1 Imports' corporate secretary to obtain the specific information that must be provided with the advance notice.

No shareholder nominated an individual for election to the board of directors at Pier 1 Imports' 2011 annual meeting of shareholders.

Committees of the Board of Directors and Risk Oversight

There are four standing committees of the board of directors. They are the audit committee, the compensation committee, the executive committee, and the nominating and corporate governance committee. A brief description of each committee's functions follows:

Audit Committee. The audit committee's purpose is to:

- assist the board of directors in fulfilling its responsibility to oversee:
  - the integrity of Pier 1 Imports' financial statements,
  - Pier 1 Imports' system of internal control,
  - Pier 1 Imports' compliance with legal and regulatory requirements,
  - Pier 1 Imports' independent registered public accounting firm's qualifications and independence, and
  - the performance of Pier 1 Imports' internal audit function and independent registered public accounting firm;
- prepare the audit committee report that is included in this proxy statement; and
- discuss the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports.

As part of fulfilling its role in discussing the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports, the audit committee receives periodic reports from Pier 1 Imports' management on Pier 1 Imports' assessment and management of identified risks. The audit committee updates the board of directors as needed on those risks. From time-to-time the entire board, another committee of the board or a specially designated committee of the board may assist the audit committee in this process.

Each member of the audit committee is independent and the board of directors has determined that each member is an audit committee financial expert, as defined by the SEC, and therefore has accounting or related financial management expertise and is financially literate within the meaning of NYSE listing standards.

Compensation Committee. The compensation committee's purpose is to:

- develop, review, approve and modify Pier 1 Imports' compensation philosophy as necessary to achieve Pier 1 Imports' overall business strategies and goals, attract and retain key executives, link compensation to organizational performance, and provide competitive compensation opportunities;

- discharge (except to the extent otherwise governed by an existing employment contract or other arrangement approved by the board of directors or compensation committee) the board of directors' responsibilities relating to compensation of Pier 1 Imports' non-employee directors, chief executive officer, executive officers, and other senior officers who report directly to Pier 1 Imports' chief executive officer;

- establish, oversee and administer (except to the extent delegated in a governing plan document or otherwise) the policies and plans that govern the components of the compensation of those individuals, including but not limited to, cash, equity, short- and long-term incentive, bonus, special or supplemental benefits, and perquisites; and

- receive a report from Pier 1 Imports' management regarding succession planning, development and retention of executive management talent to ensure leadership continuity and organizational strength to achieve Pier 1 Imports' business strategies and goals.

The compensation committee may retain outside compensation consulting firms to assist in the evaluation of executive officer and non-employee director compensation, and has the authority to obtain advice and assistance from internal or external legal, accounting and other consultants.

The compensation committee and board of directors believe that attracting, retaining and motivating Pier 1 Imports' employees, and particularly Pier 1 Imports' executive management, are essential to Pier 1 Imports' performance and enhancing shareholder value. The compensation committee will continue to administer and develop Pier 1 Imports' compensation programs in a manner designed to achieve these objectives. The compensation committee also believes that the total compensation opportunity provided for the executive officers must be evaluated against the compensation of comparable peer group companies as well as the broader labor market in the Dallas/Fort Worth area.

Base pay, short-term incentive and long-term incentive compensation recommendations for the executive officers are typically presented to the compensation committee at one or more of the committee's meetings in January, February and March of each year. The presentations include recommendations by Pier 1 Imports' chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all proposed awards to all eligible levels of management. The presentations may also include survey data from a peer group of retail companies for the compensation committee's consideration along with studies and recommendations from outside consultants. At the March meeting (which is the first fiscal month of the fiscal year) the compensation committee and board of directors consider for approval the fiscal year compensation with a targeted effective date in April. Implementation of any equity grant or other incentive plan compensation for the year occurs after board of directors and compensation committee approval.

During fiscal 2011, the compensation committee retained Towers Watson & Co. as its executive compensation consultant. In August, 2010, Pay Governance LLC replaced Towers Watson as the compensation committee's executive compensation consultant. In their respective roles as executive compensation consultants to the compensation committee, both Towers Watson and Pay Governance reported directly and were accountable to the compensation committee. For fiscal 2011, Towers Watson provided market data and recommendations to the compensation committee regarding short-term incentive and long-term incentive elements of total executive compensation and non-employee director compensation. The market data was from a peer group of specialty retailers, all of which were publicly traded at the time the market data was provided. The total combined fees paid to Towers Watson and Pay Governance for the fiscal year were less than $120,000. Neither Towers Watson nor Pay Governance provided any other services to Pier 1 Imports during fiscal 2011, other than non-customized survey data information.

In addition to the compensation committee consultants described above, Pier 1 Imports' management may, from time to time, retain an outside consultant for assistance and guidance in the formulation of new compensation programs and retirement plans and the modification of existing compensation programs and retirement plans. For fiscal 2011 Pier 1 Imports' management did not retain an outside consultant to recommend the amount or form of executive or non-employee director compensation.

Each member of the compensation committee is independent.

Executive Committee. The executive committee has the authority to manage Pier 1 Imports' business and affairs in the intervals between board of directors meetings. In doing so, the executive committee has all of the powers and authority of the full board in the management of Pier 1 Imports' business, except for powers or authority that may not be delegated to the executive committee as a matter of law or that are delegated by the board of directors to another committee. The non-executive chairman of the board is chairman of the executive committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for considering and making recommendations to the board of directors regarding nominees for election to the board of directors and the membership of the various board of directors committees. The nominating and corporate governance committee is also responsible for overseeing the Pier 1 Imports, Inc. Corporate Governance Guidelines described earlier in this proxy statement and other corporate governance matters. Each member of the nominating and corporate governance committee is independent.

Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders

In fiscal 2011, each director attended at least 75% of the total number of board of directors meetings and meetings of the board of directors standing committee or committees on which he or she served and which were held during the time of his or her service as a director and/or committee member. Although Pier 1 Imports has no formal policy on the matter, all directors are encouraged to attend Pier 1 Imports' annual meeting of shareholders. Last year, all directors then serving at the time attended Pier 1 Imports' annual meeting of shareholders. Committee memberships, the number of meetings of the full board and each standing committee, and each director's dates of service for fiscal 2011 are shown in the table below.

Name	Board of Directors	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
John H. Burgoyne					
02/28/2010 to 02/26/2011	Member		Chairman		
06/29/2010 to 02/26/2011				Member	
Hamish A. Dodds(1)					
01/18/2011 to 02/26/2011	Member				
Michael R. Ferrari					
02/28/2010 to 02/26/2011	Non-Executive Chairman	Member		Chairman	Chairman
Brendan L. Hoffman(1)					
01/18/2011 to 02/26/2011	Member				
Robert B. Holland, III(2)					
02/28/2010 to 04/19/2010	Member		Member		
Karen W. Katz(3)					
02/28/2010 to 06/29/2010	Member		Member	Member	
Terry E. London					
02/28/2010 to 02/26/2011	Member	Chairman			Member
Alexander W. Smith					
02/28/2010 to 02/26/2011	Member			Member	
Cece Smith					
02/28/2010 to 02/26/2011	Member	Member			Member
06/29/2010 to 02/26/2011			Member		
Number of Meetings in Fiscal 2011	10	11	7	0	3

(1) On January 18, 2011, the board of directors increased the number of directors comprising the board of directors from five to seven and elected to the board of directors Messrs. Dodds and Hoffman.

(2) Mr. Holland resigned as a director on April 19, 2010.

(3) Mrs. Katz did not stand for re-election to the board of directors at the 2010 annual meeting of shareholders.

Non-Employee Director Compensation for the Fiscal Year Ended February 26, 2011

Fees Paid to Directors

Directors who are Pier 1 Imports employees do not receive any compensation for their board activities. Non-employee directors receive an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman each receive an additional annual cash retainer of $25,000; the nominating and corporate governance committee chairman receives an additional annual cash retainer of $10,000; and the non-executive chairman of the board of directors receives an additional annual cash retainer of $75,000. The annual retainers for fiscal 2011 were paid on March 1, 2010 to each then serving non-employee director. Any cash fees which are paid for the time period following the date a non-employee director ceases to be a member of the board of directors will be repaid in cash to Pier 1 Imports. For fiscal 2011, non-employee directors did not receive stock option or restricted stock grants and have not received any such equity awards since June of 2006.

During fiscal 2011, all of Pier 1 Imports' non-employee directors participated in Pier 1 Imports' Director Deferred Stock Unit Program. The program provided an optional deferral of up to 100% of the annual cash retainer fees. Deferred director annual retainer fees (but not committee chair or chairman annual retainers) are matched 25% by Pier 1 Imports and the total deferred fees and matching contributions are converted into an equivalent value of deferred stock units ("DSU's") up to a maximum calendar year limit of 375,000 units per individual. Deferred fees plus matching contributions are converted to DSU's based on the closing price of Pier 1 Imports' common stock on the day the fees are paid. The DSU's are credited to an account maintained by Pier 1 Imports for each non-employee director. Each DSU is the economic equivalent of one share of Pier 1 Imports' common stock. Each DSU is eligible to receive dividends payable on Pier 1 Imports' common stock in additional DSU's equal to the dividend per share of common stock divided by the closing price of Pier 1 Imports' common stock on the dividend payable date. Pier 1 Imports did not pay any dividends in fiscal 2011 and has not paid any dividends since August of 2006. The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock on the date when the person ceases to be a member of the board of directors and the shares will be transferred to the person within five business days of such date, except that (i) DSU's then credited to such director are subject to adjustment, both as to deferred stock units and any cash fees not repaid to Pier 1 Imports, for the period of service as a director, and (ii) DSU's will be settled in cash to the extent applicable plan limitations at such time preclude issuing Pier 1 Imports' common stock.

During fiscal 2011, each non-employee director was also eligible to participate in the Pier 1 Imports, Inc. Deferred Compensation Plan and the Pier 1 Imports, Inc. Stock Purchase Plan, although none of the non-employee directors chose to participate in either plan in fiscal 2011.

Fiscal 2011 Non-Employee Director Compensation Table

The following table sets forth a summary of the compensation with respect to the fiscal year ended February 26, 2011 for services rendered in all capacities to Pier 1 Imports by its non-employee directors:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
John H. Burgoyne	$175,000	$33,750	$0	$0	$0	–	$208,750
Hamish A. Dodds (elected January 18, 2011)	$ 17,857	$ 2,232	$0	$0	$0	–	$ 20,089
Michael R. Ferrari	$235,000	$ 9,375	$0	$0	$0	–	$244,375
Brendan L. Hoffman (elected January 18, 2011)	$ 17,857	$ 2,232	$0	$0	$0	$0	$ 20,089
Robert B. Holland, III (resigned April 19, 2010)	$ 20,604	$ 5,151	$0	$0	$0	$0	$ 25,755
Karen W. Katz (did not stand for re-election June 29, 2010)	$ 50,275	$ 6,284	$0	$0	$0	–	$ 56,559
Terry E. London	$175,000	$ 9,375	$0	$0	$0	–	$184,375
Cece Smith	$150,000	$37,500	$0	$0	$0	$0	$187,500

(1) This column represents the amount of cash compensation earned in fiscal 2011 for board and committee service. As described in footnote 2 below, either 25%, 50%, 90% or 100% of this cash compensation was deferred by each director.

(2) This column represents the dollar value of Pier 1 Imports' 25% match on director annual cash retainer fees (but not committee chair or chairman annual retainers) deferred by each director. This amount was converted to DSU's as shown in the table below. The dollar amount represents the grant date fair value of such DSU's granted in fiscal 2011 in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R) ("FASB ASC Topic 718"). The number of DSU's for each director, other than Messrs. Dodds and Hoffman, is calculated using the closing price of Pier 1 Imports' common stock on March 1, 2010 of $6.78, which was the date the director annual retainer fees were paid. The number of DSU's for Messrs. Dodds and Hoffman is calculated using the closing price of Pier 1 Imports' common stock on January 28, 2011 of $9.43 and February 25, 2011 of $9.78, respectively, which were the dates on which each of their pro-rata annual retainer fees were paid (one-twelfth of the annual retainer was pro-rated for service commencing January 18, 2011 and one-twelfth of the annual retainer was paid for February). These closing prices were used to calculate the number of DSU's to be received for deferred director fees plus any Pier 1 Imports match. These closing prices represent the grant date fair value of each DSU in accordance with FASB ASC Topic 718.

The following table shows fiscal 2011 DSU's for each non-employee director given his or her deferral percentage and Pier 1 Imports' match:

Name	Deferral %	Fiscal Year 2011 Fees Deferred ($)	DSU's Converted from Deferred Fees (#)	DSU's Converted from 25% Company Match (#)	Dividends Deferred During Fiscal Year 2011 ($)	DSU's Converted from Deferred Dividends (#)	Aggregate DSU's Owned at Fiscal 2011 Year-End (#)
John H. Burgoyne	90%	$157,500	23,230	4,978	$0	0	221,387
Hamish A. Dodds (elected January 18, 2011)	50%	$ 8,929	923	231	$0	0	1,154
Michael R. Ferrari	25%	$ 58,750	8,665	1,383	$0	0	185,102
Brendan L. Hoffman (elected January 18, 2011)	50%	$ 8,929	923	231	$0	0	1,154
Robert B. Holland, III(a) (resigned April 19, 2010)	100%	$ 20,604	3,039	760	$0	0	0
Karen W. Katz(b) (did not stand for re-election June 29, 2010)	50%	$ 25,137	3,708	927	$0	0	0
Terry E. London	25%	$ 43,750	6,453	1,383	$0	0	164,526
Cece Smith	100%	$150,000	22,124	5,531	$0	0	173,939

(a) Given Mr. Holland's 100% deferral election, Pier 1 Imports adjusted the DSU's credited to Mr. Holland for the time period following Mr. Holland's April 19, 2010 resignation through the end of fiscal 2011. Upon Mr. Holland's resignation as a director on April 19, 2010, his 150,083.22 DSU's were exchanged for 150,083.22 shares of Pier 1 Imports' common stock and were subsequently delivered to him. The closing price of Pier 1 Imports' common stock on April 19, 2010 was $8.73.

(b) Given Mrs. Katz's 50% deferral election and receipt of the remaining non-employee director retainer in cash, Mrs. Katz repaid Pier 1 Imports for cash fees for the time period following the end of her service through the end of fiscal 2011, and Pier 1 Imports adjusted the DSU's credited to Mrs. Katz for that time period. On June 30, 2010, Mrs. Katz's 189,429.14 DSU's were exchanged for 189,429.14 shares of Pier 1 Imports' common stock and were subsequently delivered to her. The closing price of Pier 1 Imports' common stock on June 29, 2010 was $6.11.

(3) Perquisites and personal benefits aggregating less than $10,000 are not shown.

Non-employee director stock options outstanding on February 26, 2011 are shown below:

Name	Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
John H. Burgoyne	06/23/2006	06/23/2016	$7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
Total				36,000
Michael R. Ferrari	06/23/2006	06/23/2016	$7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
Total				36,000
Terry E. London	06/23/2006	06/23/2016	$7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	09/25/2003	09/25/2013	$19.4000	5,000
Total				23,000

Security Ownership of Management

The following table indicates the ownership of Pier 1 Imports' common stock by each director and nominee, each named executive officer shown below in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009," and all directors and executive officers as a group, as of April 29, 2011, unless otherwise indicated below:

Name of Beneficial Owner	Common Shares Beneficially Owned(1)(2)	Percent of Class
Claire H. Babrowski	4,000	*
John H. Burgoyne	270,207	*
Catherine David	67,853	*
Hamish A. Dodds	2,556	*
Michael R. Ferrari	224,817	*
Brendan L. Hoffman	2,556	*
Gregory S. Humenesky	231,560	*
Sharon M. Leite	137,280	*
Terry E. London	188,321	*
Alexander W. Smith	3,280,669	2.72%
Cece Smith	212,744	*
Charles H. Turner	711,579	*
All directors and executive officers as a group (16 individuals)	5,983,152	4.91%

* Represents less than 1% of the outstanding shares of the class.

(1) The table includes shares that the person has the right to acquire within 60 days of April 29, 2011 upon the exercise of stock options granted pursuant to Pier 1 Imports' stock option plans: Mr. Burgoyne (36,000 shares, of which 6,000 shares expire June 29, 2011), Mr. Ferrari (36,000 shares, of which 6,000 shares expire June 29, 2011), Mr. Humenesky (148,750 shares), Ms. Leite (56,250 shares), Mr. London (23,000 shares), Mr. Smith (2,000,000 shares), Mr. Turner (443,750 shares), and to all directors and executive officers as a group (3,119,625 shares).

(2) The table includes DSU's as of April 29, 2011 for Mr. Burgoyne (223,770 DSU's), Mr. Dodds (2,556 DSU's), Mr. Ferrari (185,917 DSU's), Mr. Hoffman (2,556 DSU's), Mr. London (165,320 DSU's), and Ms. Smith (176,743 DSU's). The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock when the director ceases to be a member of the board of directors, subject to adjustment, if any, as described above under the caption "Non-Employee Director Compensation for the Fiscal Year Ended February 26, 2011 – Fees Paid to Directors." A DSU is the economic equivalent of one share of Pier 1 Imports' common stock.

Security Ownership of Certain Beneficial Owners

The following table indicates the ownership by each person who is known by Pier 1 Imports as of April 29, 2011 to beneficially own more than 5% of Pier 1 Imports' common stock:

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class
Greek Investments, Inc. Harbour House Queen Street Grand Turk Turks and Caicos Islands	12,348,978(1)	10.53%
Columbia Wanger Asset Management, LLC 227 West Monroe Street, Suite 3000 Chicago, IL 60606	7,565,750(2)	6.40%

(1) This information was obtained from a Schedule 13G filed with the SEC on February 15, 2011 by Greek Investments, Inc., Jorge Constantino and Panayotis Constantino as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

(2) This information was obtained from a Schedule 13G filed with the SEC on February 10, 2011 by Columbia Wanger Asset Management, LLC as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting power over 7,018,750 of the shares listed and sole dispositive power over all of the shares listed. The shares listed include shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, LLC. Columbia Acorn Trust holds 5.4% of the shares of Pier 1 Imports' common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires Pier 1 Imports' directors and executive officers, and persons who own more than 10% of a registered class of Pier 1 Imports' equity securities, to file with the SEC and the NYSE reports disclosing their ownership and changes in ownership of Pier 1 Imports' common stock or other equity securities. Pier 1 Imports' executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Pier 1 Imports with copies of all Section 16(a) forms they file. To Pier 1 Imports' knowledge, and based solely on a review of the furnished Section 16(a) forms, all Section 16(a) filing requirements applicable to Pier 1 Imports' executive officers, directors and greater than 10% beneficial owners during the last fiscal year were observed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION; CERTAIN RELATED PERSON TRANSACTIONS

Each director of Pier 1 Imports who served as a member of the compensation committee during the fiscal year ended February 26, 2011, is identified above under the caption "Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders." During fiscal 2011, there were no compensation committee interlocks or insider participation.

Related Person Transaction Policies and Procedures

Pier 1 Imports' board of directors has adopted as part of its Code of Business Conduct and Ethics a written Related Person Transaction Policies and Procedures which is administered by the nominating and corporate governance committee. Pier 1 Imports' Code of Business Conduct and Ethics is available on its web site at *www.pier1.com* under the heading Investor Relations – Corporate Governance. The policy applies to any transaction or series of transactions in which Pier 1 Imports is a participant, the amount involved exceeds $120,000 annually, and a related person has a direct or indirect material interest. The policy defines a "related person" as (a) any person who is or was (since the beginning of the last fiscal year for which Pier 1 Imports has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as director, (b) any greater than 5% beneficial owner of Pier 1 Imports' common stock, or (c) any immediate family member of any of the foregoing.

Transactions that fall within the policy ("interested transactions") will be reviewed by the committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the committee will decide whether or not to approve the interested transaction and will approve only those transactions that are in the best interest of Pier 1 Imports.

The policy provides that "certain interested transactions" are deemed to be pre-approved, even if the aggregate amount involved will exceed $120,000. Those interested transactions are: (a) employment of executive officers, (b) director compensation, (c) certain transactions with other companies if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the other company's total annual revenues, (d) certain charitable contributions by Pier 1 Imports if the aggregate amount involved does not exceed the lesser of $10,000 or 2% of the organization's total annual receipts, (e) transactions where all shareholders receive proportional benefits (e.g., dividends), (f) transactions involving competitive bids, (g) regulated transactions, and (h) certain banking-related services. In addition, the policy delegates to the chair of the nominating and corporate governance committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount involved is expected to be less than $250,000. During fiscal 2011, there were no such transactions.

Transactions with Related Persons

During fiscal 2011, there were no transactions exceeding $120,000 in which Pier 1 Imports was a participant, or is to be a participant, and in which any related person had or will have a direct or indirect material interest.

Pier 1 Imports indemnifies its directors and its executive officers to the fullest extent permitted by law and has also entered into agreements with these individuals contractually obligating Pier 1 Imports to provide this indemnification to them.

ITEMS OF BUSINESS TO BE ACTED UPON AT THE MEETING

PROPOSAL NO. 1 – Election of Directors

The shareholders will vote to elect as directors the eight nominees named below at the annual meeting of shareholders. Those elected will serve on the board of directors until the next annual meeting of shareholders and until their successors are elected and qualified. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated each person listed below to stand for election. Although Pier 1 Imports does not anticipate that any of the nominees will be unable or unwilling to serve as a director, in the event that is the case, the board of directors may reduce its size or choose a substitute for that nominee.

In order to be elected, a nominee for director must receive the affirmative vote of a majority of the votes cast with respect to such nominee by the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. A "majority of the votes cast" means that the number of votes cast "FOR" a nominee exceeds the number of votes cast "AGAINST" the nominee. Abstentions and broker non-votes are not considered as votes cast.

The board of directors unanimously recommends a vote "FOR" the election of each of the following nominees as a director.

Nominees for Directors

As reflected in the section above captioned "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership," the primary qualities and characteristics nominees to the board of directors should possess are management and leadership experience; knowledge relevant to the business of Pier 1 Imports and diversity of background and experience; and personal and professional ethics, integrity and professionalism. All eight of the nominees possess these attributes. The specific experiences, qualifications, attributes and skills of each individual which led to her or his nomination are included in the individual discussions below.

CLAIRE H. BABROWSKI

Ms. Babrowski, age 53, is being nominated for her first full term on the board of directors. She was elected to Pier 1 Imports' board of directors on March 25, 2011. Ms. Babrowski brings to the board experience in key leadership roles in leading global and domestic multi-unit companies. She possesses significant experience in operations, finance, international and general management and global exposure. Ms. Babrowski most recently served as executive vice president, chief operating officer of Toys "R" Us, Inc. from 2007 to 2010. She started her career spending 30 years at McDonald's Corporation, where her last position was senior executive vice president and chief restaurant operations officer. From 2005 to 2006, Ms. Babrowski worked for RadioShack Corporation serving as executive vice president and chief operating officer, and then president, chief operating officer and acting chief executive officer. In 1998, she received the Emerging Leader Award from the U.S. Women's Service Forum. Ms. Babrowski is a member of the "Committee of 200", a professional U.S. organization of preeminent women entrepreneurs and corporate leaders. Ms. Babrowski currently serves as a director and audit committee member of Delhaize Group, a Belgian company whose American Depository Receipts are traded on the NYSE and whose ordinary shares are traded on the NYSE Euronext in Brussels. Ms. Babrowski previously served as a director of Chipotle Mexican Grill, Inc.

JOHN H. BURGOYNE

Mr. Burgoyne, age 69, is being nominated to his twelfth consecutive term on the board of directors. During fiscal 2011, Mr. Burgoyne served as the chairman of the compensation committee and as a member of the executive committee. He brings to the board executive-level management and leadership skills along with extensive knowledge and experience in international business operations, specifically in the areas of China and the Pacific Regions of Asia. Prior to his retirement in 2007, Mr. Burgoyne's career included serving as president of an international consulting firm, Burgoyne & Associates; and serving as the general manager of IBM's Travel Industry Sector for the Asia Pacific Region; and serving as President and General Manager of IBM China Corp. In addition, Mr. Burgoyne serves his community in numerous volunteer leadership capacities. Mr. Burgoyne serves as the volunteer fire chief for the Greenwood community in Parker County, Texas, and on the certification board of the State Firemen's & Fire Marshals' Association of Texas where in both capacities he has achieved recognized public safety and governmental experience on a local, state and national level. He also serves as the Guiyang, China Chair on the executive committee of Fort Worth Sister Cities International.

HAMISH A. DODDS

Mr. Dodds, age 54, is being nominated for his first full term on the board of directors. Mr. Dodds was elected to Pier 1 Imports' board of directors on January 18, 2011. During fiscal 2011, Mr. Dodds did not serve on a committee. Mr. Dodds brings to the board over thirty years of executive experience in the shipping, retail, consumer goods and hospitality industries and has lived and worked in Europe, the Middle East, Africa, South America and the United States, gaining extensive international experience in finance, franchising, joint ventures and brand management. As president and chief executive officer for Hard Rock International since 2004, Mr. Dodds oversees the strategic development and operations of restaurants, hotels, casinos and live music venues across 52 countries. Previously, Mr. Dodds has served as a board member and compensation committee member and chief executive officer for CabCorp, as division president for PepsiCo Beverages covering South America, Central America and the Caribbean, and in a variety of general management and financial positions for PepsiCo, The Burton Group in the

United Kingdom, and Overseas Containers, Ltd. Mr. Dodds is a fellow member of the Institute of Chartered Management Accountants.

MICHAEL R. FERRARI

Dr. Ferrari, age 71, is being nominated for his twelfth consecutive term on the board of directors. During fiscal 2011, Dr. Ferrari served as the non-executive chairman of the board, chairman of the executive committee and nominating and corporate governance committee, and as a member of the audit committee. An accomplished author and respected scholar, Dr. Ferrari holds a masters degree in sociology and a doctorate degree in business administration from Michigan State University. Having served on numerous community and corporate boards and in leadership and executive capacities in both the college and corporate arenas, Dr. Ferrari brings extensive budget management, strategic planning and integrated marketing experience to the board. As President of Ferrari & Associates LLC, his current consulting practice focuses on many critical business and organizational areas including executive search, executive coaching, board governance and dispute resolution. Dr. Ferrari has been named Chancellor Emeritus of Texas Christian University, where he previously served as Chancellor of the University and professor of management in the M.J. Neeley School of Business. Additionally, Dr. Ferrari previously served as President and professor of management at Drake University.

BRENDAN L. HOFFMAN

Mr. Hoffman, age 42, is being nominated for his first full term on the board of directors. Mr. Hoffman was elected to Pier 1 Imports' board of directors on January 18, 2011. During fiscal 2011, Mr. Hoffman did not serve on a committee. Mr. Hoffman serves as president and chief executive officer of Lord & Taylor, a division of Hudson's Bay Trading Company, and brings to the board a broad retail background including experience in direct marketing, fulfillment and e-commerce operations. Prior to joining Lord & Taylor in October 2008, Mr. Hoffman served six years as president and chief executive officer of Neiman Marcus Direct, where he oversaw the growth of neimanmarcus.com and the launch and growth of bergdorfgoodman.com. Mr. Hoffman held previous positions as vice president of Last Call Clearance Division at Neiman Marcus Stores; divisional merchandise manager of Bergdorf Goodman, Inc., a subsidiary of the Neiman Marcus Group; and divisional merchandise manager of Lord & Taylor, where he began his retail career in the executive training program. Mr. Hoffman serves on the board of trustees of the American Red Cross in Greater New York, the board of directors of the Phoenix House and the advisory board of the Jay H. Baker Retailing Initiative at The Wharton School.

TERRY E. LONDON

Mr. London, age 61, is being nominated for his ninth consecutive term on the board of directors. During fiscal 2011, Mr. London served as the chairman of the audit committee and as a member of the nominating and corporate governance committee. A certified public accountant and president of the London Broadcasting Company, Inc., Mr. London provides the board with significant finance, accounting, media, and public company board knowledge and experience. He also possesses strong leadership skills obtained while serving as an officer in the U.S. Army Reserves. Earlier in his career, Mr. London served as president and chief executive officer, as well as chief financial and administrative officer, of Gaylord Entertainment Company. Mr. London currently serves as a director of Johnson Outdoors, Inc. and TriArtisan Acquisition Corp. and previously served as a director of Bass Pro Shops, Inc. In his role as director on other boards, Mr. London has served as the chairman of the audit committee and member of the compensation committee.

ALEXANDER W. SMITH

Mr. Smith, age 58, has served on the board of directors since joining the Company as president and chief executive officer in February 2007. During fiscal 2011, Mr. Smith served as a member of the executive committee. Mr. Smith has over 30 years of retail and international branding experience. Prior to joining the Company, Mr. Smith served as Group President of the TJX Companies, Inc., where he oversaw the operations and development of Home Goods, Marshalls, and TJ Maxx plus a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and ran its international operations. Mr. Smith also has served as a director of Papa John's International, Inc., including service as chairman of its compensation committee and as a member of its audit committee. Mr. Smith's employment agreement provides that, at all times during the employment period, Pier 1 Imports will use its reasonable efforts to cause the board of directors, or an authorized committee thereof, to nominate Mr. Smith for election to the board of directors at each annual meeting of shareholders of Pier 1 Imports held during the employment period, and, if nominated, to cause the board of directors to recommend his election to the shareholders of Pier 1 Imports.

CECE SMITH

Ms. Smith, age 66, is being nominated for her fifth consecutive term on the board of directors. During fiscal 2011, Ms. Smith served as a member of the nominating and corporate governance, audit and compensation committees. A certified public accountant, Ms. Smith brings a wealth of retail, finance, and corporate governance knowledge and experience to the board. Prior to her retirement in September of 2007, Ms. Smith co-founded Phillips-Smith-Machens Venture Partners, a venture capital firm which invested in retail and consumer businesses. Prior to that, Ms. Smith served as the executive vice president of finance and administration for Pearl Health Services, the world's largest retail optical chain. Ms. Smith currently serves as lead director of Brinker International, Inc. Previously, Ms. Smith has served as a director of numerous public retailers, including Michaels Stores, Inc., Cheap Tickets, Inc., Hot Topic, Inc., and BizMart, Inc. and as a director and chairman of the Federal Reserve Bank of Dallas. In her role as director on other boards, Ms. Smith has served on audit, compensation and nominating and governance committees and has chaired audit and compensation committees.

The board of directors unanimously recommends a vote "FOR" the election of each of the above-named nominees as a director.

PROPOSAL NO. 2 – Proposal to Approve the Material Terms of the Performance Goals Under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan for the Purposes of Compensation Deductibility Under Section 162(m) of the Internal Revenue Code

The board of directors recommends that shareholders approve the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan, Restated as Amended through March 25, 2011. The purpose of asking shareholders to approve the performance goals under the plan is so that certain incentive awards granted under the plan may continue to qualify as tax-deductible performance-based compensation under Section 162(m) of the Internal Revenue Code ("Section 162(m)").

Section 162(m) generally denies public companies like Pier 1 Imports a federal income deduction for compensation paid to the chief executive officer or any of the three other most highly compensated officers (not including the principal financial officer) that exceeds $1,000,000 for each such officer during the tax year. There is, however, an exception to this limit on deductibility for compensation that satisfies certain conditions for "qualified performance-based compensation" as set forth under Section 162(m). One of the conditions requires shareholder approval every five years of the material terms of the performance goals of the plan under which the compensation will be paid. Pier 1 Imports' shareholders previously approved the plan, including the material terms of the performance goals under the plan, at the annual meeting of shareholders on June 22, 2006.

For purposes of Section 162(m), the material terms of the performance goals include:

- the employees eligible to receive compensation under the plan;
- a description of the business criteria on which the performance goals are based; and
- the maximum award that can be paid to an employee under the performance goals.

Each of these aspects of the performance goals is discussed below.

Eligibility and Participation

The 2006 plan is administered by the compensation committee of the board of directors and all members of the compensation committee are independent directors. The plan authorizes the compensation committee to grant awards to employees of Pier 1 Imports and its affiliates and directors of Pier 1 Imports. Based on past compensation practices, Pier 1 Imports expects that a range of 600 to 650 persons annually will receive awards under the plan.

Business Criteria on Which Performance Goals are Based

The compensation committee may grant performance awards that may be paid in shares of common stock, cash or a combination of both. The compensation committee will establish the number of shares subject to or the maximum cash value of the performance award, as applicable, and the performance period over which the performance applicable to the award will be measured, and the performance measures which constitute the business criteria on which the performance goal for a performance award is based. The performance measures established by the compensation committee for a performance award will be based on the following business criteria, either individually, alternatively, or in any combination:

- the fair market value of Pier 1 Imports' common stock;
- Pier 1 Imports' earnings per share;
- Pier 1 Imports' or an affiliate's market share;
- the market share of a business unit of Pier 1 Imports designated by the compensation committee;
- Pier 1 Imports' or an affiliate's sales;
- the sales of a business unit of Pier 1 Imports designated by the compensation committee;
- the net income (before or after taxes) of Pier 1 Imports, an affiliate or any business unit of Pier 1 Imports designated by the compensation committee;
- the cash flow (including one or more of cash flows from operating, investing and financing activities) or return on investment of Pier 1 Imports, an affiliate or any business unit of Pier 1 Imports designated by the compensation committee;
- the earnings or income before or after interest, taxes, depreciation, and/or amortization of Pier 1 Imports, an affiliate or any business unit of Pier 1 Imports designated by the compensation committee (including but not limited to earnings [including one or more of net profit after tax; gross profit; operating profit; earnings before interest; earnings before interest and taxes; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; and net earnings], earnings per share, earnings per share from continuing operations, operating income, pre-tax income, operating income margin, net income and margins [including one or more of gross, operating and net income margins]);
- economic value added (measured by factors such as sales, revenues, costs, expenses, returns [including one or more of return on actual or proforma assets, net assets, non-cash assets, equity, common equity, investment, capital, invested capital, and net capital employed], economic value added, cash generation, cost reductions, unit volume, working capital and strategic plan development and implementation);
- the return on capital, assets or shareholders' equity achieved by Pier 1 Imports or an affiliate; or
- the total shareholders' return (including total shareholder return relative to an index or peer group) achieved by Pier 1 Imports.

Performance measures established for an award may thereafter be subject to adjustment for specified significant unusual or non-recurring or recurring non-cash items or events, including but not limited to (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 [now codified as the Financial Accounting Standards Board's Accounting Codification Standards subtopic 225-20, Extraordinary and Unusual Items] and/or unusual or non-recurring items discussed in management's discussion and analysis of financial condition and results of operations appearing in Pier 1 Imports' annual report to shareholders for the applicable year; (f) discontinued operations, acquisitions or divestitures; and (g) foreign exchange and/or currency translation gains and losses. The performance measures may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon future performance of Pier 1 Imports, or any affiliate, division (including business units and lines of business), or department of Pier 1 Imports.

Maximum Award

The maximum number of shares of Pier 1 Imports' common stock that may be subject to awards denominated in shares of Pier 1 Imports' common stock granted to any one individual during any calendar year may not exceed 375,000 shares and the maximum amount of compensation that may be paid under all performance awards denominated in cash (including the fair market value of any shares paid in satisfaction of such performance awards) granted to any one individual during any calendar year may not exceed $3 million.

General

The board of directors believes that it is in the best interests of Pier 1 Imports and its shareholders to enable Pier 1 Imports to implement compensation arrangements that qualify as tax-deductible performance-based compensation under the 2006 plan. The board of directors is therefore asking shareholders to approve, for Section 162(m) purposes, the material terms of the performance goals set forth above. However, nothing in this proposal precludes the board of directors or the compensation committee from making any payment or granting awards that do not qualify for tax deductibility under Section 162(m).

Shareholders are not being asked to approve any amendment to the plan or to re-approve the plan itself. The complete text of the plan can be found as Exhibit 10.10 to the 2011 Form 10-K.

Vote Required

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to approve the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan for the purposes of compensation deductibility under Section 162(m) of the Internal Revenue Code. Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "AGAINST" the proposal. Broker non-votes will not be considered entitled to vote on this proposal and will not be counted in determining the number of shares necessary for approval of the proposal.

The board of directors unanimously recommends a vote "FOR" approval of the material terms of the performance goals under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan for the purposes of compensation deductibility under Section 162(m) of the Internal Revenue Code.

PROPOSAL NO. 3 – A Non-binding, Advisory Vote Approving the Compensation of Pier 1 Imports' Named Executive Officers as Disclosed Pursuant to the Compensation Disclosure Rules of the Securities and Exchange Commission, Including the Compensation Discussion and Analysis, Compensation Tables and Narrative Discussion Below Under the Caption "Executive Compensation"

General Information

Recently enacted federal legislation (Section 14A of the Exchange Act) requires that we include in this proxy statement a non-binding shareholder vote on our executive compensation as described in this proxy statement (commonly referred to as "Say-on-Pay") and a non-binding shareholder vote on whether the Say-on-Pay vote should occur every year, every other year, or every three years as provided for in PROPOSAL NO. 4 below. Shareholders are being asked to vote on the following resolution:

> RESOLVED, that the compensation of Pier 1 Imports' named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.

The compensation of our named executive officers, as disclosed by the Compensation Discussion and Analysis, compensation tables and narrative discussion, is shown below under the caption "Executive Compensation." As discussed in those disclosures, we believe that our compensation policies, principles, objectives and practices are focused on pay-for-performance and are strongly aligned with the long-term interests of our shareholders. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced senior executives to lead Pier 1 Imports successfully in a competitive environment.

Your vote on this proposal is advisory, and therefore not binding on Pier 1 Imports, the compensation committee, or the board of directors. The vote will not be construed to create or imply any change to the fiduciary duties of Pier 1 Imports or the board of directors, or to create or imply any additional fiduciary duties for Pier 1 Imports or the board of directors. However, our board of directors values the opinions of our shareholders, and, if the shareholders do not adopt the resolution set forth above, we will consider our shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation." Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "AGAINST" the proposal. Broker non-votes will not be considered entitled to vote on this proposal and will not be counted in determining the number of shares necessary for approval of the proposal.

The board of directors unanimously recommends a vote "FOR" the proposal to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation."

PROPOSAL NO. 4 – A Non-binding, Advisory Vote Regarding the Frequency of Future Voting on the Compensation of Pier 1 Imports' Named Executive Officers

General Information

As required by Section 14A of the Exchange Act, Pier 1 Imports is also providing shareholders an advisory vote on the frequency with which Pier 1 Imports' shareholders will have an advisory vote on executive compensation similar to PROPOSAL NO. 3 above.

Pier 1 Imports is presenting this proposal, which gives you as a shareholder the opportunity to inform Pier 1 Imports as to how often you wish to include a proposal, similar to PROPOSAL NO. 3 above, in our proxy statement. In particular, we are asking whether the advisory vote should occur every year, every other year, or every three years. Pier 1 Imports asks that you support a frequency period of every year (an annual vote) for future non-binding, advisory shareholder votes on the compensation of our named executive officers.

Pier 1 Imports' compensation policies and procedures are developed with short- and long-term objectives in mind, which is consistent with annual shareholder approval. Setting an annual period for holding this shareholder vote will enhance shareholder communication by providing a clear, simple means for Pier 1 Imports to obtain information on investor sentiment about our executive compensation policies, principles, objectives and practices. We believe an annual advisory vote will be the most effective timeframe to engage with shareholders to understand and respond to the vote results.

As with your vote on PROPOSAL NO. 3 above, your vote on this proposal is advisory, and therefore not binding on Pier 1 Imports, the compensation committee, or the board of directors. The vote will not be construed to create or imply any change to the fiduciary duties of Pier 1 Imports or the board of directors, or to create or imply any additional fiduciary duties for Pier 1 Imports or the board of directors. However, our board of directors values the opinion of our shareholders and if the frequency period of every year does not receive the highest number of votes, we will consider our shareholders' concerns and the board of directors will evaluate any appropriate next steps.

Shareholders have the opportunity to choose among four options (holding the vote every year, every other year, or every three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the recommendation of the board of directors. The frequency (every year, every other year, or every three years) that receives the highest number of votes of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal will indicate the choice of shareholders as the frequency for future non-binding, advisory shareholder votes on the compensation of Pier 1 Imports' named executive officers. Because Section 14A prescribes the format in which this proposal is submitted to shareholders, and does not permit the customary "FOR," "AGAINST" and "ABSTAIN" choices, abstentions will not be counted as a vote for or against any of the choices. Broker non-votes will not be considered entitled to vote on this proposal and will not be counted.

The board of directors unanimously recommends a vote for a frequency of "EVERY YEAR" for future non-binding, advisory shareholder votes on the compensation of Pier 1 Imports' named executive officers.

PROPOSAL NO. 5 – Proposal to Ratify the Audit Committee's Approval to Engage Ernst & Young LLP as Pier 1 Imports' Independent Registered Public Accounting Firm for Fiscal 2012

The audit committee has approved engaging Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012. Ernst & Young LLP served as Pier 1 Imports' independent registered public accounting firm for fiscal 2011 and has served in that capacity since fiscal 1996. Although approval or ratification of such engagement is not required, Pier 1 Imports is seeking the shareholders' ratification of the audit committee's approval to engage Ernst & Young LLP because we believe that allowing shareholders to express their view on the matter is good corporate governance. SEC Rule 10A-3(b)2 requires that the audit committee "...must be directly responsible for the appointment...of any registered public accounting firm...." Since the audit committee must follow this requirement, the ratification is not binding on Pier 1 Imports. Any failure of the shareholders to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm would, however, be considered by the audit committee in determining whether to engage Ernst & Young LLP.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to ratify the approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012. Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "AGAINST" the proposal.

The board of directors unanimously recommends a vote "FOR" the ratification of the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012.

Relationship with Independent Registered Public Accounting Firm

The audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. As described above, the audit committee has approved the engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012.

The audit committee appointed Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2011 and the shareholders ratified the appointment at the annual meeting of the shareholders held on June 29, 2010. A representative of Ernst & Young LLP is expected to be present at the annual meeting of shareholders and will be given the opportunity to make a statement if he or she so desires and to respond to appropriate questions from shareholders.

Independent Registered Public Accounting Firm Fees

The following table presents fees incurred for professional services rendered by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm, for fiscal years ended February 26, 2011 and February 27, 2010.

	February 26, 2011	February 27, 2010
Audit Fees(1)	$904,245	$1,003,750
Audit Related Fees(2)	$ 20,000	$ 45,179
Tax Fees(3)	$ 66,885	$ 164,589
All Other Fees(4)	$ 2,160	$ 2,160
Total Fees	$993,290	$1,215,678

(1) Includes fees for services related to the annual audit of the consolidated financial statements, required statutory audits, reviews of Pier 1 Imports' quarterly reports on Form 10-Q, the registered public accounting firm's report on Pier 1 Imports' internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002, and registration statements during the respective periods.

(2) Includes fees for services related to the Pier 1 Imports, Inc. Stock Purchase Plan audit.

(3) Includes fees for services related to tax compliance, tax advice and tax planning.

(4) Includes fees for subscription to online research tool.

Pre-approval of Nonaudit Fees

The audit committee has adopted a policy that requires advance approval of all audit, audit related, tax and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related and tax services. Unless the specific service has been previously pre-approved with respect to a fiscal year, the audit committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The audit committee has delegated to the chairman of the audit committee authority to approve permitted services up to $50,000 per engagement provided that the chairman reports any pre-approval decisions to the committee at its next scheduled meeting.

AUDIT COMMITTEE REPORT

Each member of the audit committee is an independent director, pursuant to the independence requirements of the SEC and NYSE. In accordance with the committee's written charter, the committee assists the board of directors in overseeing the quality and integrity of Pier 1 Imports' accounting, auditing and financial reporting practices. In performing its oversight function, the committee reviewed and discussed Pier 1 Imports' audited consolidated financial statements as of and for the fiscal year ended February 26, 2011 with management and Pier 1 Imports' independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The committee also discussed with Pier 1 Imports' independent registered public accounting firm all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

The committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and Pier 1 Imports that might affect the firm's independence consistent with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. The committee also discussed with the registered public accounting firm any relationships that may have an impact on its objectivity and independence and satisfied ourselves that the registered public accounting firm is independent. The committee also considered whether the provision of non-audit services by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm for fiscal 2011, to Pier 1 Imports is compatible with maintaining Ernst & Young LLP's independence.

Based on the above-described review and discussions with management and the independent registered public accounting firm, the committee recommended to the board of directors that Pier 1 Imports' audited consolidated financial statements be included in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended February 26, 2011, for filing with the SEC.

AUDIT COMMITTEE

Terry E. London, Chairman
Michael R. Ferrari
Cece Smith

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis below. Based on the review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in Pier 1 Imports' proxy statement.

COMPENSATION COMMITTEE
John H. Burgoyne, Chairman
Cece Smith

Compensation Discussion and Analysis

Pier 1 Imports is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts. Pier 1 Imports directly imports merchandise from more than 50 countries, and sells a wide variety of decorative accessories, furniture, and seasonal assortments in its stores. Pier 1 Imports conducts business as one operating segment and operates more than 1,000 stores in the United States and Canada under the name Pier 1 Imports.

The purpose of this Compensation Discussion and Analysis disclosure is to provide material information about Pier 1 Imports' compensation policies, principles, objectives and practices for its named executive officers for fiscal 2011 and to put into perspective the tabular disclosures and related narratives that follow it.

Executive Summary

The executive officers' decisions and leadership over the past four years, even throughout the worst recessionary business climate in recent history, positioned Pier 1 Imports to achieve significantly improved and profitable operating performance in fiscal 2011, some highlights of which are detailed below:

- delivered a 10.9% annual comparable store sales increase resulting from increases in traffic, conversion rate and average ticket;
- delivered a company historical high merchandise margin of 58.6% of sales for fiscal 2011;
- delivered annual operating income for the first time in six years, an improvement of $107 million over the prior fiscal year, and which was 7.4% of sales for fiscal 2011;
- reported net income in each of the four quarters during a fiscal year for the first time in six years;
- increased sales per retail square foot to $168 at fiscal 2011 year-end, up from $152 per retail square foot at fiscal 2010 year-end;
- repaid in full all outstanding 6.375% Convertible Senior Notes due 2036;
- maintained a strong balance sheet at year-end with $301.5 million in cash, inventory relatively flat to fiscal 2010 year-end levels and $9.5 million in long-term debt; and
- delivered a total shareholder return of approximately 60% in fiscal 2011.

During fiscal 2011, Pier 1 Imports re-positioned from a defensive to an offensive mode and continued to plan for its future by designing a three-year growth plan to drive sales and further improve profitability in order to increase shareholder value. The board of directors approved the three-year growth plan and Pier 1 Imports will implement the following initiatives in fiscal 2012 in connection with the plan:

- a clearly defined capital allocation policy in support of business priorities and objectives that have solid and realizable returns;
- a program to invest $200 million over the next three years in initiatives such as the entry into e-commerce, improvements to existing stores, store portfolio expansion, and technology development; and
- a $100 million share repurchase program to return value to shareholders.

During fiscal 2011, Pier 1 Imports enhanced its compensation programs by:

- implementing voluntary stock ownership guidelines for senior management to complement existing voluntary stock ownership guidelines for our non-employee directors;
- adopting a new deferred compensation program with variable returns versus our existing deferred compensation arrangement which contained pre-set levels of return;
- beginning the fiscal year with a renewed and extended employment agreement for Pier 1 Imports' chief executive officer;

- increasing the payout for maximum performance under our short-term incentive cash awards to 200% from 150% of target; and

- maintaining current executive officer base salary levels with only a slight increase in one named executive officer's base salary.

Compensation Policies, Principles, Objectives and Practices

Pier 1 Imports' proven success and continuation of that success depends, in large part, on our ability to successfully attract, motivate and retain a qualified management team. Sourcing qualified candidates to fill important positions within Pier 1 Imports is challenging given the highly competitive retail environment. Accordingly, Pier 1 Imports' overall compensation philosophy is that our executive compensation plan should be structured to attract and retain highly skilled and motivated individuals who will lead Pier 1 Imports to successful performance that is consistent with shareholders' expectations. Pier 1 Imports accomplishes this by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and which provide strong incentives for the long-term success and performance of Pier 1 Imports.

Pier 1 Imports provides both short-term and long-term incentives to our executives for the effective management of major functions, teamwork, and effective expense control. Success on these fronts leads to the overall success of Pier 1 Imports. Pier 1 Imports believes that as an executive's level of responsibility increases, a greater portion of that executive's potential total compensation should come from performance-based plans. This aligns management's interests with shareholders' interests as the executive's potential total compensation will only increase when Pier 1 Imports' performance improves.

Pier 1 Imports generally targets total compensation packages for executive officers at the 50th percentile of Pier 1 Imports' peer group when Pier 1 Imports achieves planned financial and operational goals. Pier 1 Imports designs its total compensation packages to provide pay above the 50th percentile of pay compared to its peer group when Pier 1 Imports' results significantly exceed planned financial and operational goals.

At the beginning of 2011, Pier 1 Imports used a group of peer companies to benchmark short-term incentive and long-term incentive elements of total compensation and non-employee director compensation. The peer group included the following companies which at that time were publicly traded and were direct competitors, retail industry competitors, and/or local area competitors for executive talent:

- Bed Bath & Beyond Inc.
- Blockbuster Inc.
- Borders Group, Inc.
- Charming Shoppes, Inc.
- Cost Plus, Inc.
- Dick's Sporting Goods, Inc.
- Fossil, Inc.
- J.Crew Group, Inc.
- Jo-Ann Stores, Inc.
- Kirkland's, Inc.
- Liz Claiborne, Inc.
- PetSmart, Inc.
- RadioShack Corporation
- Ross Stores, Inc.
- Stein Mart, Inc.
- Tuesday Morning Corporation
- Williams-Sonoma, Inc.
- Zale Corporation

Data for these companies was provided by Towers Watson & Co., the compensation committee's executive compensation consultant at that time.

Executive Compensation Components

In addition to base salary, short-term incentives, and long-term incentives, Pier 1 Imports' compensation program in fiscal 2011 included retirement plans and Mr. Smith's employment agreement, which is discussed separately below under the caption "Chief Executive Officer Employment Agreement." The following table (Table 1) explains the intended purposes and specific features of the direct compensation components of Pier 1 Imports' executive compensation program for fiscal 2011:

Table 1

Compensation Component	Intended Purpose	Specific Features for Pier 1 Imports Executives	Targeted Proportion of Total Direct Compensation	
			CEO	Other NEO's
Base Salary	To provide a fixed amount of compensation that is commensurate with market conditions for similar jobs and to aid in the attraction and retention of key executives.	Pier 1 Imports recognizes individual experience, skill, level of responsibility and performance over time to set base pay levels and generally targets the 50th percentile or "at market" within the context of the national retail market. Changes to base pay may be made based on individual and company performance, pay in relation to other peers and the external labor market, and increased responsibility. Depending on the position, base pay is approximately 23% - 45% of total target compensation for executive officers and is in alignment with our philosophy of putting the majority of pay at risk based on corporate performance.	23%	42%
Short-Term Incentive	To motivate executives to achieve maximum quarterly and annual financial and operational goals and to reward executives for their contributions when those goals are achieved. Annual short-term incentives are also used to align competitive pay levels on an annual basis.	Provides alignment of our executive team interests with our short-term corporate operating objectives. These annual objectives are tied to the overall strategic mission and long-term plan. Design allows incentive targets for executive officers to vary by individual after consideration of relevant market and peer group compensation information, individual job responsibilities and other relevant information as appropriate given the needs of the business. Designed to capitalize on the previous financial turnaround efforts of Pier 1 Imports, and focus management on increasing operating profitability on a year-over-year basis, with no payouts in fiscal 2011 unless Pier 1 Imports achieved significantly higher results when compared to fiscal 2010. Annual incentive awards help Pier 1 Imports achieve quarterly financial and operating objectives since a portion of the total annual incentive is tied to quarterly financial and operating results.	23%	32%

Compensation Component	Intended Purpose	Specific Features for Pier 1 Imports Executives	Targeted Proportion of Total Direct Compensation	
			CEO	Other NEO's
Long-Term Incentives (Performance & Time-Based)	To motivate, reward and retain our executive team by designing pay packages that return long-term value to Pier 1 Imports and its shareholders. Long-term incentives allow executives to directly share in the success of Pier 1 Imports through equity and/or cash-based programs that directly align with shareholder interests and are both performance-based grants to create value, as well as time-based grants to encourage retention and stability.	Pier 1 Imports switched from an all cash-based plan in fiscal 2010 to an all equity plan using 100% restricted shares in fiscal 2011. For fiscal 2011, restricted shares were generally equally divided between time-based restricted shares vesting over three years and performance-based restricted shares vesting on achievement of "profit goal" targets over three years. Pier 1 Imports introduced voluntary stock ownership guidelines in fiscal 2011 and believes this will further align executive interests with our shareholders. Pier 1 Imports feels strongly that our executive team's interest should be closely aligned to the long-term interests of our shareholders and providing a substantial portion of total compensation in the form of stock combined with the newly implemented stock-ownership guidelines helps align the interests of our executive team and our shareholders.	Time-based 27% Performance-based 27%	Time-based 13% Performance-based 13%
Total Direct Compensation	The sum total of all elements of the remuneration program provided to executive officers.	Generally targeting the median of the market for planned/goal performance. Provides upside above the 50th percentile of the market for significant achievement above target performance.	27% 23% 23% 27%	13% 13% 42% 32%

Base Salary – Pier 1 Imports designs the base salary to provide a fixed amount of compensation that is commensurate with the market conditions for similar jobs and to aid in the attraction and retention of key executives. The aspects of individual performance that may be considered in the determination of each executive's base salary include the individual's contribution to achieving operating goals, expense control and expense reduction, profitability, and performance as compared to planned results. In addition, the following factors may be considered when assessing the performance of each named executive officer: thought leadership (analysis, judgment, and financial acumen), results leadership (planning and execution), people leadership (influence and execution), and personal leadership (the ability to trust, adapt and learn). Additional information regarding Pier 1 Imports' considerations relating to base salary is detailed in Table 1 above.

In fiscal 2011, Pier 1 Imports management, through its human resources compensation group and Pier 1 Imports' chief executive officer, recommended to the compensation committee only targeted increases to certain executives and no "across the board" base salary increase for Pier 1 Imports' named executive officers. The compensation committee agreed to support management's recommendation and approved no increases in base salary for the named executive officers, except for Ms. Leite who received a market-based adjustment to her base salary.

Short-term Incentives – Pier 1 Imports designs short-term incentive cash awards to motivate executives to achieve superior quarterly and annual financial and operational performance for Pier 1 Imports and to reward an executive's contribution towards achieving that financial performance.

During fiscal 2011, Pier 1 Imports' short-term incentive plan for its executives used a performance measure of adjusted consolidated operating cash earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items. For discussion purposes we refer to this performance measure as the Profit Goal. The Profit Goal was selected as the appropriate financial measure because it focuses on factors that an individual participant's actions can affect. Pier 1 Imports believes the Profit Goal is a better measure of core operating performance because it eliminates the effects of financing and tax decisions as well as unusual charges and more closely reflects cash being generated by Pier 1 Imports' ongoing core operations. Also, designing the short-term incentive Profit Goal specifically around Pier 1 Imports' improved financial and operational performance reinforces Pier 1 Imports' turnaround strategy thereby leading to increased profitability over time. Additional information and factors relating to Pier 1 Imports' fiscal 2011 annual short-term incentive program are included in Table 1 above.

These factors were discussed with the compensation committee and, as a result, the compensation committee approved the plan and set quarterly and annual Profit Goal target levels for fiscal 2011. The Profit Goal targets and the actual Pier 1 Imports' results are shown in Table 2 below.

Table 2

Pier 1 Imports' Fiscal 2011 Quarterly and Annual Profit Goal Short-Term Incentive		
Fiscal Year 2011	**Target**	**Actual Results**
1st Quarter	($ 4,500,000)	$ 14,200,000
2nd Quarter	($ 2,400,000)	$ 21,600,000
3rd Quarter	$15,700,000	$ 27,800,000
4th Quarter	$51,200,000	$ 65,100,000
Annual Target	$60,000,000	$128,700,000

The fiscal 2011 targeted annual Profit Goal of $60,000,000 represented an approximate 88% increase over the actual results of the annual Profit Goal for fiscal 2010 of $31,900,000. The fiscal 2011 targeted annual Profit Goal supported our shift in focus from returning to profitability, which was achieved in fiscal 2010, to increasing our profitability in fiscal 2011.

The Pier 1 Imports' fiscal 2011 short-term incentive program had two primary components, the annual component and the quarterly component. Each named executive officer's fiscal 2011 short-term incentive potential (which was expressed as a percentage of the officer's base salary) was divided equally between the quarterly and annual component. Additional information regarding the named executive officers' fiscal 2011 incentive targets and the quarterly and annual component details are shown in Table 3 below.

Table 3

Named Executive Officer	**Fiscal 2011 Short-Term Incentive Potential**	=	**Quarterly Incentive Component**				+	**Annual Incentive Component**		
			Q1	**Q2**	**Q3**	**Q4**		**Threshold 50%**	**Target 100%**	**Maximum 300%**
CEO	100%		12.5%	12.5%	12.5%	12.5%		25%	50%	150%
CFO & EVP	75%		9.375%	9.375%	9.375%	9.375%		18.75%	37.5%	112.5%
The short-term incentive opportunity for the named executive officers (expressed as a percentage of base salary) was comprised of 2 components, the quarterly incentive component and the annual incentive component.			The quarterly incentive component was based on the achievement of each fiscal quarter's targeted Profit Goal. Each quarter was measured independently on a pass or fail basis and was paid out at either 100% upon successful achievement of the targeted quarterly Profit Goal, or 0% if the goal was not met.					The annual incentive component was based on the achievement of the targeted annual Profit Goal, which is the cumulative total for the quarterly targeted Profit Goals for the fiscal year. The threshold Profit Goal that would result in a 50% payout of the annual component of the short-term incentive target was $40,000,000. Achieving the target Profit Goal of $60,000,000 would result in a 100% payout. A maximum payout of 300% would occur if the annual Profit Goal met or exceeded $96,000,000.		

The plan required participants to be employed with Pier 1 Imports at the end of each respective quarter and year-end to receive an incentive cash award, if any, for that performance period. The plan allowed Pier 1 Imports' chief executive officer to reduce the cash award of a participant as a result of individual performance. Pier 1 Imports believes that these target percentage levels were competitive when compared to Pier 1 Imports' peer group as identified at the beginning of the fiscal year.

The actual quarterly Profit Goals shown in Table 2 above resulted in participants earning 100% of their fiscal 2011 quarterly incentive cash awards. The actual annual Profit Goal attained for fiscal 2011 was $128,700,000 and the short-term incentive plan achieved its desired intent of increasing the operational and financial year-over-year performance of Pier 1 Imports. That actual annual Profit Goal resulted in participants earning the maximum of their annual incentive cash award. When combined, the quarterly and annual incentive cash awards had the effect of each participant's short-term incentive cash award equaling 200% of their respective fiscal 2011 short-term incentive potential.

Long-term Incentives – Pier 1 Imports designs its long-term incentive awards to support Pier 1 Imports' overall objectives of long-term company profitability, competitiveness in the retail industry, and retention of executives. Pier 1 Imports' long-term incentive plan for fiscal 2011 was comprised of restricted stock grants that were equally divided between time-based and performance-based shares, except for Mr. Turner who was granted an additional 18,000 time-based shares in special recognition for his long-term contributions in returning Pier 1 Imports to profitability. Pier 1 Imports believes that restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool.

The restrictions on time-based shares lapse over a 3-year period and vested 33% on April 9, 2011, and will vest 33% on April 9, 2012 and 34% on April 9, 2013 provided that the participant is employed on each such date. A summary of the time-based shares awarded to the named-executive officers in fiscal 2011 is included in Table 4 below.

Table 4

Named Executive Officer	**Time-Based Shares (#)**	**Vesting**
Charles H. Turner	42,000	33% on 4/9/2011 33% on 4/9/2012 34% on 4/9/2013
Catherine David	18,000	33% on 4/9/2011 33% on 4/9/2012 34% on 4/9/2013
Gregory S. Humenesky	12,500	33% on 4/9/2011 33% on 4/9/2012 34% on 4/9/2013
Sharon M. Leite	15,500	33% on 4/9/2011 33% on 4/9/2012 34% on 4/9/2013

The performance-based shares granted in fiscal 2011 vest 33% upon Pier 1 Imports satisfying the targeted Profit Goal established by the compensation committee for fiscal 2011 (the same measure utilized for the annual short-term incentives described above) and will vest 33% and 34% for each of the following two fiscal years, respectively, upon Pier 1 Imports satisfying the targeted Profit Goal established by the compensation committee for the respective fiscal year. Vesting for each fiscal year is also conditioned upon the named executive officer being employed on the date of filing of Pier 1 Imports' annual report on Form 10-K with the SEC for the applicable fiscal year.

With respect to the number of performance-based shares that vest based on satisfying the targeted Profit Goal for a given fiscal year, vesting will occur pursuant to the following schedule (with interpolation between the levels):

100% of the Profit Goal target – 100% of the shares;
96% of the Profit Goal target – 90% of the shares;
92% of the Profit Goal target – 80% of the shares;
88% of the Profit Goal target – 70% of the shares;
84% of the Profit Goal target – 60% of the shares; and
80% of the Profit Goal target – 50% of the shares.

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal year Profit Goal targets.

The long-term restricted stock award potential of a named executive officer was generally targeted between 50% – 70%, depending on the officer, of his or her fiscal 2011 annual base salary if the cumulative three-year Profit Goal target was reached. A summary of the long-term incentive performance-based restricted stock awards granted to the named executive officers in fiscal 2011 is included in Table 5 below.

Table 5

Named Executive Officer	Performance-Based Shares Granted (#)	Fiscal Year Performance Period	Performance-Based Shares Vesting (#)
Charles H. Turner	24,000	FY 2011 FY 2012 FY 2013	7,920 7,920 8,160
Catherine David	18,000	FY 2011 FY 2012 FY 2013	5,940 5,940 6,120
Gregory S. Humenesky	12,500	FY 2011 FY 2012 FY 2013	4,125 4,125 4,250
Sharon M. Leite	15,500	FY 2011 FY 2012 FY 2013	5,115 5,115 5,270

The Profit Goal for fiscal 2011 of $60,000,000 was exceeded as shown in Table 2 above and 33% of the performance-based shares vested upon the date of filing of Pier 1 Imports' annual report on Form 10-K for fiscal 2011.

Pier 1 Imports' chief executive officer, Mr. Smith, did not participate in the fiscal 2011 long-term incentive equity award given his grants of restricted stock pursuant to his renewed and extended employment agreement described below.

Other Compensation – Pier 1 Imports reserves the right to pay discretionary bonuses outside of the short-term incentive program. No employee has a guaranteed right to any discretionary bonus as a substitute for a short-term incentive cash award in the event performance targets are not met. Given the exceptional results for fiscal 2011 as reported above, the compensation committee, with the board of directors' concurrence, on March 25, 2011 awarded each named executive officer a discretionary bonus for their contributions towards Pier 1 Imports' exceeding the fiscal 2011 financial expectations. Those discretionary bonus amounts are shown for Fiscal Year 2011 in the table included below under the caption "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009."

Retirement and Other Plans – Pier 1 Imports offers a supplemental retirement plan which is designed to provide certain executives with post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives. The plan is described and discussed below under the caption "Pension Benefits Table for the Fiscal Year Ended February 26, 2011."

In addition, Pier 1 Imports offered a non-qualified deferred compensation plan known as the Pier 1 Benefit Restoration Plan II to its executives and key members of management. This plan is designed to provide post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives and key members of management. During fiscal 2011, Pier 1 Imports closed the Pier 1 Benefit Restoration Plan II to further deferral elections by participants and established a new non-qualified deferred compensation plan, known as the Pier 1 Imports, Inc. Deferred Compensation Plan. Both plans are described and discussed below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 26, 2011."

Chief Executive Officer Employment Agreement – Mr. Smith and Pier 1 Imports have entered into an employment agreement for Mr. Smith's employment as Pier 1 Imports' president and chief executive officer. Pier 1 Imports utilizes an employment agreement to create continuity of Mr. Smith's services and to mitigate Mr. Smith's risk of involuntary termination (other than for cause) or Mr. Smith's voluntary termination based on a good reason, both events as defined in the agreement.

On December 15, 2009, Mr. Smith and Pier 1 Imports entered into a renewal and extension of the employment agreement that expired on February 27, 2010. The renewal and extension was effective February 28, 2010, the first day of fiscal 2011. The term of the employment agreement is for three fiscal years ending on March 2, 2013, and is renewable one fiscal year at a time beginning on March 3, 2013 unless Pier 1 Imports or Mr. Smith gives notice of non-renewal at least 60 days prior to that date.

Pursuant to the renewal and extension, Mr. Smith's base salary is $1,050,000 per year, which amount may be adjusted from time-to-time by the compensation committee. He also is eligible to participate in Pier 1 Imports' short-term and long-term incentive cash awards during the renewal term.

Also, pursuant to the renewal and extension, Mr. Smith received a grant of 375,000 shares of time-based restricted stock on December 18, 2009, under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan, with one-third of such shares vesting on December 18, 2010 and the remaining shares vesting one-third per year on the second and third anniversary of the grant date, provided Mr. Smith is employed on such dates.

Also, pursuant to the agreement a grant of 375,000 shares of restricted stock was made to Mr. Smith on February 28, 2010 and February 27, 2011, and an additional grant of 375,000 shares of restricted stock will be made to Mr. Smith on February 26, 2012, provided Mr. Smith is employed on such date. These restricted stock grants vest as follows: (i) one-half of the 375,000 shares of restricted stock are time-based and vest 62,500 shares per year on the last day of the fiscal year in which the grant was made and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year; and (ii) the other one-half of the 375,000 shares of restricted stock are performance-based and vest 62,500 shares upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the fiscal year in which the grant was made and 62,500 shares in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year (each Profit Goal achievement to be determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year) and provided that for each fiscal year Mr. Smith is employed on the last day of each such fiscal year. If the targeted Profit Goal for a particular fiscal year is partially met, then the number of shares that could vest is adjusted as follows (with interpolation between the target levels):

100% of the Profit Goal target – 62,500 shares;
96% of the Profit Goal target – 56,250 shares;
92% of the Profit Goal target – 50,000 shares;
88% of the Profit Goal target – 43,750 shares;
84% of the Profit Goal target – 37,500 shares; and
80% of the Profit Goal target – 31,250 shares.

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal year Profit Goal targets.

The Profit Goal target for fiscal 2011 was achieved and 62,500 of the fiscal 2011 (February 28, 2010 grant date) performance-based shares vested.

The renewal and extension continues the following terms from Mr. Smith's original employment agreement:

- Non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment; and

- In the event that the total payments and benefits received by Mr. Smith or to be received by Mr. Smith in connection with a change in control of Pier 1 Imports or in connection with Mr. Smith's termination of employment in respect of such a change in control, whether pursuant to the terms of his employment agreement or any other plan, arrangement or agreement with Pier 1 Imports ("Total Payments"), would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Pier 1 Imports is obligated to pay to Mr. Smith an additional amount (the "Gross-Up Payment") such that after payment by Mr. Smith of all taxes (including any excise tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, Mr. Smith retains from the Gross-Up Payment an amount equal to the excise tax imposed upon the Total Payments. The Total Payments subject to the excise tax will be any payments that are "excess parachute payments," within the meaning of Section 280G(b)(1) of the Internal Revenue Code.

Consistent with Mr. Smith's original employment agreement, Mr. Smith's renewed and extended employment agreement specifically excludes a change in control of Pier 1 Imports as grounds for either Pier 1 Imports or Mr. Smith to terminate the agreement, and a change in control of Pier 1 Imports does not constitute a "Good Reason" under the agreement. However, under the Pier 1 Imports, Inc. Supplemental Retirement Plan, as discussed in footnote #1 to the table included under the caption "Potential Payments upon Termination or Change in Control" below, Mr. Smith (like certain other participants) would be entitled to receive the present value of the lump-sum amount of the actuarial equivalent of his benefit assuming that Mr. Smith is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

Subsequent to the renewal and extension of Mr. Smith's employment agreement as discussed above, Pier 1 Imports on June 18, 2010, based on a review of executive compensation practices, determined that it will not enter into any new employment agreement with an executive officer, or after that date materially amend Mr. Smith's existing employment agreement, to provide for gross-up payments designed to offset the impact of the excise tax imposed by Section 4999 of the Internal Revenue Code on payments contingent upon a change in control of Pier 1 Imports.

Under Mr. Smith's renewed and extended employment agreement, should Mr. Smith's employment be terminated by Pier 1 Imports without Cause or by Mr. Smith with Good Reason (as such terms are defined in the agreement), then any and all of Mr. Smith's outstanding restricted stock that has been granted and has not vested will vest. In addition, Mr. Smith will be paid the greater of (1) his compensation and benefits through the end of the employment agreement term; plus an amount equal to the higher of (i) the last annual cash bonus paid to Mr. Smith or (ii) the average of the last three annual cash bonuses paid to Mr. Smith; plus any and all long-term incentive cash award bonuses which have been earned but not paid because the entire performance period has not ended, or (2) a severance amount equal to one full year of Mr. Smith's then-existing base salary, and any and all long-term incentive cash award bonuses which have been earned but not paid because the entire performance period has not ended. Upon a non-renewal of the employment agreement by Pier 1 Imports, Mr. Smith will be paid the amount stated in (2) above, and any and all of Mr. Smith's outstanding restricted stock that has been granted and has not vested will vest.

Compensation Determinations and Role of Executive Officers

Fiscal year base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers were presented to the compensation committee at their meetings in February and March of 2010. The presentation included recommendations of Pier 1 Imports' chief executive officer and human resources compensation group on those elements of compensation, plus recommended plan design changes, and a summary of all short- and long-term incentive awards to eligible levels of management. From time to time, these types of presentations may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from independent outside consultants. Generally, the compensation committee approves the fiscal year compensation in March (which is the first fiscal month of the fiscal year) of each year with an effective date in April. Implementation of short- and long-term incentive compensation for the year occurs after compensation committee and board approval.

Pier 1 Imports' Policy on Share Ownership

The Pier 1 Imports' board of directors has adopted voluntary stock ownership guidelines for its non-employee directors. These guidelines state that the board of directors believes that each non-employee director should acquire ownership of 50,000 or more shares of Pier 1 Imports' common stock within five years of becoming a director. Shares counted toward ownership include shares beneficially owned directly or indirectly and DSU's credited to the non-employee director.

Also, the Pier 1 Imports' board of directors has adopted voluntary stock ownership guidelines for officers of Pier 1 Imports and its affiliates. These guidelines state that the following level of shares of Pier 1 Imports' common stock should be acquired within five years of March 1, 2010 or election as an officer of Pier 1 Imports or any of its affiliates if such election is later than March 1, 2010:

Chief Executive Officer	500,000 shares
Executive Vice President	100,000 shares
Senior Vice President	75,000 shares
Vice President	30,000 shares

Shares counted toward ownership include shares beneficially owned directly or indirectly.

Pier 1 Imports has a written insider trading policy that among other things prohibits directors, officers and employees from selling short a Pier 1 Imports security, or trading in options on a Pier 1 Imports security, including calls and puts.

Pier 1 Imports' Policy on Section 162(m)

Pier 1 Imports considers the effect of limitations on deductibility of compensation for federal income tax purposes. Section 162(m) of the Internal Revenue Code generally denies public companies like Pier 1 Imports a federal income tax deduction for compensation paid to the chief executive officer or any of the three other most highly compensated officers (not including the principal financial officer) that exceeds $1,000,000 for each such officer during the tax year. Qualifying performance-based compensation paid pursuant to plans approved by shareholders is not subject to this deduction limitation. Pier 1 Imports attempts to preserve the federal tax deductibility of compensation to the extent reasonably practicable when doing so is consistent with the executive compensation objectives and goals mentioned above (see PROPOSAL NO. 2 above under the caption "Items of

Business to be Acted Upon at the Meeting"). While Pier 1 Imports is aware of and understands the requirements of Section 162(m), it does not believe that compensation decisions should be based solely upon the amount of compensation that is deductible for federal income tax purposes. Pier 1 Imports may approve elements of compensation for certain officers that are not fully deductible by Pier 1 Imports. For fiscal 2011, the only officer who received compensation that was not fully deductible was Mr. Smith.

Compensation Risk

Although the majority of potential compensation provided to our executive officers is performance-based, we do not believe that Pier 1 Imports' compensation policies, principles, objectives and practices are structured to promote inappropriate risk taking by our executives. We believe that the focus of Pier 1 Imports' overall compensation program encourages management to take a balanced approach that focuses on increasing and sustaining Pier 1 Imports' profitability.

Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009

The following table sets forth a summary of the compensation in the past three fiscal years for services rendered in all capacities to Pier 1 Imports and its subsidiaries by the chief executive officer, chief financial officer and the three other most highly compensated executive officers.

Name & Principal Position	Fiscal Year	Salary(3) ($)	Bonus(4) ($)	Stock Awards(5) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(6) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(7) ($)	All Other Compensation(8) ($)	Total ($)
Alexander W. Smith	2011	$1,050,000	$248,719	$ 406,250	N/A	$2,100,000	$2,597,628	$ 62,172	$6,464,769
President and	2010	$1,050,000	$ 42,525	$4,359,375(1)	$328,800	$1,417,500	$ 764,759	$ 38,966	$8,001,925
Chief Executive Officer	2009	$1,049,039	$ 0	N/A	N/A	$ 0	$ 681,873	$ 6,996	$1,737,908
Charles H. Turner	2011	$ 460,000	$ 81,722	$ 431,309	N/A	$ 775,000	$ 942,011	$ 22,864	$2,712,906
Executive Vice President	2010	$ 460,000	$ 14,490	N/A	N/A	$ 568,000	$ 347,281	$ 6,112	$1,395,883
and Chief Financial Officer	2009	$ 459,423	$ 0	$ 117,750	$156,375	$ 0	$ 654,707	$ 22,138	$1,410,393
Catherine David(2) Executive Vice President, Merchandising	2011	$ 400,000	$ 71,063	$ 206,842	N/A	$ 657,583	$ 66	$100,361	$1,435,915
Gregory S. Humenesky	2011	$ 330,000	$ 58,627	$ 143,640	N/A	$ 550,000	$ 262,117	$ 12,932	$1,357,316
Executive Vice President,	2010	$ 330,000	$ 10,395	N/A	N/A	$ 401,500	$ 104,083	$ 7,350	$ 853,328
Human Resources	2009	$ 329,423	$ 0	$ 111,750	$156,375	$ 0	$ 68,365	$ 9,300	$ 675,213
Sharon M. Leite	2011	$ 346,923	$ 61,588	$ 178,114	N/A	$ 575,000	$ 26	$ 13,486	$1,175,137
Executive Vice President,	2010	$ 330,000	$ 10,395	N/A	N/A	$ 398,613	$ 0	$ 86,985	$ 825,993
Stores	2009	$ 329,423	$ 0	$ 111,750	$156,375	$ 0	N/A	$ 24,066	$ 621,614

(1) Pursuant to the renewal and extension of Mr. Smith's employment agreement on December 15, 2009, he received a grant of 375,000 shares of time-based restricted stock on December 18, 2009. Additional grants of 375,000 shares of restricted stock were made to Mr. Smith on February 28, 2010 and February 27, 2011. Vesting of one-half of the February 28, 2010 and February 27, 2011 share grants is time-based and vesting of the other half is performance-based. An additional grant of 375,000 shares of restricted stock is to be made to Mr. Smith on February 26, 2012, provided Mr. Smith is employed on such date. One-half of the additional share grant will be time-based vested and the other half will be performance-based vested. Accounting rules pertaining to grants of restricted stock required Pier 1 Imports to start expensing all 937,500 shares of the time-based restricted stock granted and to be granted to Mr. Smith on December 15, 2009, which is the date on which the renewed and extended employment agreement was entered and also the service inception date. On December 15, 2009, each of the 937,500 shares was valued at $4.65 (the closing price of Pier 1 Imports' common stock on December 15, 2009) and the total aggregate grant date fair value of the shares was included in the Summary Compensation

Table for fiscal 2010. The total value included in the Summary Compensation Table reflects Pier 1 Imports' accounting expense for these awards, and does not necessarily correspond to the actual value that will be recognized by Mr. Smith. The time-based awards vest over a total period of more than five years.

As of February 26, 2011, only 562,500 of the shares subject to time-based vesting had been legally granted to Mr. Smith; however, Pier 1 Imports is obligated to grant the remaining 375,000 shares subject to time-based vesting (in addition to the shares subject to performance-based vesting) in the future in accordance with his employment agreement.

(2) Ms. David's employment began in fiscal 2010 and she was not a named executive officer in fiscal 2010.

(3) This column represents the amount of base salary paid to the named executive officer during each fiscal year.

(4) This column represents discretionary bonus amounts earned in fiscal 2011 as described in the Compensation Discussion and Analysis above.

(5) This column represents the grant date fair value of time-based and performance-based restricted stock awards granted during the fiscal year. These amounts reflect Pier 1 Imports' accounting expense for these awards in accordance with accounting rules, and do not necessarily correspond to the actual value that will be recognized by the named executive officer. For restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. The closing price on the date of grant for fiscal 2011 grants was $6.50 for Mr. Smith and $8.64 for the other named executive officers. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For performance-based awards, the grant date fair value is based on the probable outcome of Pier 1 Imports achieving performance targets. The amounts in the table assume targets are met and the maximum number of shares awarded will vest.

(6) This column includes the short-term incentive cash award amounts earned in fiscal 2011 for each named executive officer. This column also includes the amounts earned in fiscal 2011 by each eligible named executive officer under the long-term incentive cash award granted in fiscal 2010. The amounts earned in fiscal 2011 under the fiscal 2010 long-term incentive cash award and payable at the end of fiscal 2012, provided the participant is employed on such date, are $85,000 for Mr. Turner, $58,333 for Ms. David, $55,000 for Mr. Humenesky, and $55,000 for Ms. Leite.

(7) This column represents the sum of the change in pension value and above market earnings on non-qualified deferred compensation earnings for each of the named executive officers. Neither Ms. Leite nor Ms. David is a participant in a Pier 1 Imports defined benefit plan.

The change in pension values were:

Name	Fiscal 2011	Fiscal 2010	Fiscal 2009
Alexander W. Smith	$2,597,109	$764,755	$681,873
Charles H. Turner	$ 941,355	$346,637	$654,343
Gregory S. Humenesky	$ 261,666	$103,615	$ 68,092

See "Pension Benefits Table for the Fiscal Year Ended February 26, 2011" below for additional information.

The above-market earnings on the non-qualified deferred compensation plan in which the below named executive officers participated were:

Name	Fiscal 2011	Fiscal 2010	Fiscal 2009
Alexander W. Smith	$519	$ 4	N/A
Charles H. Turner	$656	$644	$364
Catherine David	$ 66	N/A	N/A
Gregory S. Humenesky	$451	$468	$273
Sharon M. Leite	$ 26	$ 0	N/A

Above-market earnings represent the difference between 120% of the long-term applicable federal rate at the time the rate for the plan was selected and the annual interest credited in calendar years 2011, 2010, 2009 and 2008 of 5.99%, 7.47%, 7.39% and 7.03%, respectively, by Pier 1 Imports on salary deferred by the named executive officers plus Pier 1 Imports match amounts under the Pier 1 Benefit Restoration Plan II described below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 26, 2011." Additional information about this plan and the indicated named executive officer's participation is shown in that table.

(8) The following table describes each component of All Other Compensation for fiscal 2011:

Fiscal 2011 All Other Compensation

Name	Tax Gross-ups(a)	Payments Relating to Employee Savings Plans(b)	Moving and Relocation Expenses(c)	Other Expenses	Total All Other Compensation
Alexander W. Smith	$ 0	$62,172	$ 0	$0	$ 62,172
Charles H. Turner	$ 0	$22,864	$ 0	$0	$ 22,864
Catherine David	$21,710	$21,937	$56,714	$0	$100,361
Gregory S. Humenesky	$ 0	$12,932	$ 0	$0	$ 12,932
Sharon M. Leite	$ 0	$13,486	$ 0	$0	$ 13,486

(a) All eligible employees of Pier 1 Imports are entitled, pursuant to our relocation policy, to have their wages "grossed-up" to offset the effects of tax liability associated with non-deductible relocation and moving expenses reimbursed to the employee. This column reports an amount of gross-up for taxes paid to Ms. David pursuant to this policy for taxable reimbursements to Ms. David for non-deductible moving and relocation expenses from her residence in Franklin, Tennessee to Fort Worth, Texas, and for non-deductible travel expenses paid by Pier 1 Imports for her travel between Franklin, Tennessee and Fort Worth, Texas during her period of relocation.

(b) This column reports Pier 1 Imports' aggregate matching contributions to the named executive officer's 401(k) savings account, Benefit Restoration Plan II account, Deferred Compensation Plan account and Stock Purchase Plan account.

Those contributions were as follows:

Name	401(k)	BRP II	DCP	SPP	Total
Alexander W. Smith	$8,965	$27,865	$3,635	$21,707	$62,172
Charles H. Turner	$9,473	$ 4,069	$ 531	$ 8,791	$22,864
Catherine David	$9,196	$ 9,231	$1,385	$ 2,125	$21,937
Gregory S. Humenesky	$7,540	$ 0	$1,142	$ 4,250	$12,932
Sharon M. Leite	$8,965	$ 3,065	$ 606	$ 850	$13,486

Pier 1 Imports' 401(k) and Stock Purchase Plan are broad based plans available to all eligible employees on a non-discriminatory basis.

(c) This column reports $48,612 reimbursement paid to Ms. David for her moving and relocation expenses from her residence in Franklin, Tennessee to Fort Worth, Texas, and travel expenses of $8,102 paid by Pier 1 Imports for her travel between Franklin, Tennessee and Fort Worth, Texas during her period of relocation.

Grants of Plan-Based Awards for the Fiscal Year Ended February 26, 2011

As set forth in the Compensation Discussion and Analysis above, during fiscal 2011 Pier 1 Imports granted short-term incentive cash awards pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan to the named executive officers. Quarterly and annual incentive cash awards are paid if Pier 1 Imports attains certain quarterly and annual Profit Goals. The participant must be employed at the end of the applicable quarter to receive any quarterly incentive cash award and also at the end of the fiscal year to receive any annual incentive cash award. An executive's incentive cash award threshold, target and maximum potential is expressed as a percentage of his or her annual base salary for the fiscal year. The quarterly incentive cash award target for Mr. Smith was 12.5% of his annual base salary, for Messrs. Turner and Humenesky and Mses. Leite and David was 9.375% of their respective annual base salary. The annual incentive cash award target for Mr. Smith was 50% of his annual base salary, for Messrs. Turner and Humenesky and Mses. Leite and David was 37.5% of their respective annual base salary.

Also, and as set forth in the Compensation Discussion and Analysis above, during fiscal 2011 Pier 1 Imports granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan long-term incentive awards to the named executive officers, other than Mr. Smith. The fiscal 2011 long-term incentive awards were comprised of restricted stock grants that were generally equally divided between time-based and performance-based shares. The time-based awards vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed on the vesting date. Time-based restricted stock grants for fiscal 2011 to Mr. Turner were 42,000 shares, to Ms. David were 18,000 shares, to Mr. Humenesky were 12,500 shares and to Ms. Leite were 15,500 shares. The performance-based shares vest 33% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011 (the same measure utilized for the annual short-term incentive for fiscal 2011) and will vest 33% and 34% for each of the following two fiscal years, respectively, upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon the participant being employed on the date of filing of Pier 1 Imports' annual report on Form 10-K with the SEC for the applicable fiscal year. Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal year Profit Goal targets.

With respect to the number of performance-based shares that vest based on satisfying a targeted Profit Goal for a given fiscal year, vesting will occur pursuant to the following schedule (with interpolation between the target levels):

100% of the Profit Goal target – 100% of the shares;
96% of the Profit Goal target – 90% of the shares;
92% of the Profit Goal target – 80% of the shares;
88% of the Profit Goal target – 70% of the shares;
84% of the Profit Goal target – 60% of the shares; and
80% of the Profit Goal target – 50% of the shares.

Performance-based restricted stock grants for fiscal 2011 to Mr. Turner were 24,000 shares, to Ms. David were 18,000 shares, to Mr. Humenesky were 12,500 shares and to Ms. Leite were 15,500 shares. The table below only includes the number of shares that will vest if the fiscal 2011 Profit Goal is achieved (33% of the total number awarded). In accordance with accounting rules, the remaining shares will have a grant date for accounting purposes during fiscal 2012 and fiscal 2013 when the Profit Goal targets for each respective fiscal year are established by the compensation committee.

The restricted stock awards granted in fiscal 2011 are eligible to receive cash dividends during the vesting period should cash dividends be paid on Pier 1 Imports' common stock. Pier 1 Imports did not pay any cash dividends in fiscal 2011 and has not paid any cash dividends since August of 2006. On March 25, 2011, the board of directors of Pier 1 Imports determined that restricted stock awards granted on or after that date will not be eligible to receive any cash dividends paid on Pier 1 Imports' common stock prior to vesting of the shares.

Also, and as set forth in the Compensation Discussion and Analysis above, Mr. Smith received a grant of 187,500 shares of performance-based restricted stock under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan on February 28, 2010, which vest 62,500 shares upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal year 2011 and 62,500 shares in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, such achievement to be determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and, provided that for each fiscal year Mr. Smith is employed on the last day of each such fiscal year. If a Profit Goal target for a particular fiscal year is partially met, then the number of shares that could vest is adjusted as follows (with interpolation between the target levels):

100% of the Profit Goal target – 62,500 shares;
96% of the Profit Goal target – 56,250 shares;
92% of the Profit Goal target – 50,000 shares;
88% of the Profit Goal target – 43,750 shares;
84% of the Profit Goal target – 37,500 shares; and
80% of the Profit Goal target – 31,250 shares.

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal year Profit Goal targets.

On April 8, 2011, Mr. Smith and Pier 1 Imports entered into amendments of Mr. Smith's February 27, 2011 restricted stock awards (time-based and performance-based shares) to eliminate eligibility of the unvested shares to receive any cash dividends paid on Pier 1 Imports' common stock.

The following table sets forth information relating to grants of plan-based awards during the fiscal year ended February 26, 2011 to the executive officers named above in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009."

Name	Grant Date	Meeting Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards(3) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Alexander W. Smith	04/16/2010	03/26/2010	$131,250	$1,050,000	$2,100,000	–	N/A	–	–	N/A	N/A	N/A
	02/28/2010	12/15/2009	–	–	–	31,250	62,500	62,500	–	N/A	N/A	$406,250
Charles H. Turner	04/16/2010	03/26/2010	$43,125	$345,000	$690,000	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/26/2010	–	–	–	3,960	7,920	7,920	–	N/A	N/A	$ 68,429
	04/09/2010	03/26/2010	–	–	–	–	N/A	–	42,000	N/A	N/A	$362,880
Catherine David	04/16/2010	03/26/2010	$ 37,500	$ 300,000	$ 600,000	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/26/2010	–	–	–	2,970	5,940	5,940	–	N/A	N/A	$51,322
	04/09/2010	03/26/2010	–	–	–	–	N/A	–	18,000	N/A	N/A	$155,520
Gregory S. Humenesky	04/16/2010	03/26/2010	$ 30,938	$ 247,500	$ 495,000	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/26/2010	–	–	–	2,063	4,125	4,125	–	N/A	N/A	$35,640
	04/09/2010	03/26/2010	–	–	–	–	N/A	–	12,500	N/A	N/A	$108,000
Sharon M. Leite	04/16/2010	03/26/2010	$ 31,563	$ 260,000	$ 520,000	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/26/2010	–	–	–	2,558	5,115	5,115	–	N/A	N/A	$44,194
	04/09/2010	03/26/2010	–	–	–	–	N/A	–	15,500	N/A	N/A	$133,920

(1) These columns show the potential value of the payout for each named executive officer under the quarterly and annual short-term incentive cash award described above (grant date April 16, 2010) if the threshold, target or maximum amount of the Profit Goals for fiscal 2011 is met. The calculations for the short-term incentives are based on the named executive officer's fiscal 2011 annual base salary as of the last day of the fiscal year. The fiscal 2011 annual base salary in effect for incentive cash award calculations for Mr. Smith was $1,050,000; for Mr. Turner was $460,000; for Ms. David was $400,000; for Mr. Humenesky was $330,000; and for Ms. Leite was $330,000 for the period from February 28, 2010 through April 17, 2010 and $350,000 for the period April 18, 2010 through February 26, 2011.

(2) These columns show the potential number of shares that will vest for each named executive officer under the performance-based restricted stock awards described above (grant date April 9, 2010, except for Mr. Smith who had a February 28, 2010 grant date) if the threshold, target or maximum amount of the fiscal 2011 Profit Goal target is met.

(3) This column represents the aggregate grant date fair value of time-based and performance-based restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer. For performance-based awards, the grant date fair value is based on the probable outcome of Pier 1 Imports achieving the Profit Goal target for fiscal 2011. The amounts in the table assume that the target will be met and that the maximum number of shares awarded will vest.

Outstanding Equity Awards Table for the Fiscal Year Ended February 26, 2011

The following table provides information on the current outstanding stock option and unvested restricted stock awards held by each named executive officer as of the end of fiscal 2011. Market value was determined using the closing price of Pier 1 Imports' common stock of $9.78 (the NYSE closing price on February 25, 2011, which was the last business day of fiscal 2011).

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(3) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Alexander W. Smith	02/19/2007	2,000,000			$ 6.6900	02/19/2017				
	12/15/2009						750,000(4)	$7,335,000		
	02/28/2010								187,500(6)	$1,833,750
Charles H. Turner	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	20,000			$14.2500	07/01/2015				
	06/23/2006	30,000			$ 7.5500	06/23/2016				
	04/13/2007	45,000	15,000		$ 7.7700	04/13/2017				
	04/11/2008	22,500	22,500		$ 7.4500	04/11/2018				
	04/11/2008						5,100	$ 49,878		
	04/09/2010						42,000	$ 410,760		
	04/09/2010								24,000	$ 234,720
Catherine David	04/09/2010						18,000	$ 176,040		
	04/09/2010								18,000	$ 176,040
Gregory S. Humenesky	03/03/2005	5,000			$18.4900	03/03/2015				
	07/01/2005	20,000			$14.2500	07/01/2015				
	06/23/2006	30,000			$ 7.5500	06/23/2016				
	04/13/2007	45,000	15,000		$ 7.7700	04/13/2017				
	04/11/2008	22,500	22,500		$ 7.4500	04/11/2018				
	04/11/2008						5,100	$ 49,878		
	04/09/2010						12,500	$ 122,250		
	04/09/2010								12,500	$ 122,250
Sharon M. Leite	08/06/2007	22,500	7,500		$ 6.2500	08/06/2017				
	04/11/2008	22,500	22,500		$ 7.4500	04/11/2018				
	04/11/2008						5,100	$ 49,878		
	04/09/2010						15,500	$ 151,590		
	04/09/2010								15,500	$ 151,590

(1) For better understanding of this table, we have included an additional column showing the accounting grant date of the stock options and restricted stock awards.

(2) Stock options vest and become exercisable according to the following schedule:

Grant Date	Vesting
04/13/2007, 08/06/2007 and 04/11/2008	25% per year beginning on the anniversary of grant date.

(3) Time-based restricted stock awards, other than those granted to Mr. Smith, vest according to the following schedule:

Grant Date	Vesting
04/11/2008 and 04/09/2010	33%, 33% and 34%, respectively, on each anniversary of the grant date provided that the participant is employed on the vesting date.

(4) See footnote #1 to the "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009" above for more information regarding these awards. The time-based restricted stock award granted to Mr. Smith on December 18, 2009 vests 125,000 shares per year on each of the first three anniversaries of the grant date, provided Mr. Smith is employed on such dates. The time-based restricted stock awards granted to Mr. Smith on February 28, 2010 and on February 27, 2011 and the time-based restricted stock awards to be granted to Mr. Smith on February 26, 2012 vest 62,500 shares per year on the last day of the fiscal year in which the grant occurred and on the last day of each of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year.

(5) Performance-based restricted stock awards, other than those granted to Mr. Smith, vest according to the following schedule:

Grant Date	Vesting
04/09/2010	33%, 33% and 34% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011, 2012 and 2013, respectively, provided that the participant is employed on the date of filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year.

(6) Performance-based restricted stock awards granted to Mr. Smith vest according to the following schedule:

Grant Date	Vesting
02/28/2010	62,500 shares each year upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011, 2012 and 2013, achievement of which is determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and provided that Mr. Smith is employed on the last day of each such fiscal year.

Option Exercises and Stock Vested Table for the Fiscal Year Ended February 26, 2011

The following table provides information for each named executive officer about (a) stock option exercises during fiscal 2011, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares for which forfeiture restrictions lapse upon the vesting of time-based restricted stock awards and the value realized. In each event the value realized is before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards(1)		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Grant Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alexander W. Smith	0	$0	12/18/2009	125,000	$1,286,250
			02/28/2010	62,500	$ 611,250
Charles H. Turner	0	$0	04/11/2008	4,950	$ 42,768
			04/13/2007	4,080	$ 34,966
Catherine David	0	$0	N/A	N/A	N/A
Gregory S. Humenesky	0	$0	04/11/2008	4,950	$ 42,768
			04/13/2007	4,080	$ 34,966
Sharon M. Leite	0	$0	04/11/2008	4,950	$ 42,768
			08/06/2007	2,040	$ 14,382

(1) On December 18, 2009, Mr. Smith was granted 375,000 shares of restricted stock that vest one-third per year on each anniversary of the grant date, provided Mr. Smith is employed on the vesting date. On February 28, 2010, Mr. Smith was granted 187,500 shares of restricted stock that vest one-third per year on the last day of the fiscal year in which the grant occurred and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year. As discussed in footnote #1 to the "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009" above, the December 18, 2009 and February 28, 2010 grants of time-based restricted stock have a grant date for accounting purposes of December 15, 2009. On December 18, 2010, the forfeiture restrictions lapsed on 125,000 shares with a market price of $10.29 as of that date. On February 26, 2011, the forfeiture restrictions lapsed on 62,500 shares with a market price of $9.78 as of that date. On April 11, 2008 and April 13, 2007, Messrs. Turner and Humenesky were each granted 15,000 shares and 12,000 shares, respectively, of restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On April 11, 2010, the forfeiture restrictions lapsed on 4,950 shares with a market price of $8.64 as of that date. On April 13, 2010, the forfeiture restrictions lapsed on 4,080 shares with a market price of $8.57 as of that date. On April 11, 2008 and August 6, 2007, Ms. Leite was granted 15,000 shares and 6,000 shares, respectively, of restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On April 11, 2010, the forfeiture restrictions lapsed on 4,950 shares with a market price of $8.64 as of that date. On August 6, 2010, the forfeiture restrictions lapsed on 2,040 shares with a market price of $7.05 as of that date.

Pension Benefits Table for the Fiscal Year Ended February 26, 2011

Pier 1 Imports' named executive officers other than Mses. David and Leite participate in a plan which was adopted by Pier 1 Imports in 1995 and is known as the Supplemental Retirement Plan. The plan provides that upon death, disability, retirement, or termination of employment (including termination of employment in certain circumstances as a result of a change in control, commonly referred to as a "double-trigger") for reasons other than cause (as defined in the plan) each participant will receive a life annuity based on an annual benefit which generally equals 60% of the participant's highest three-year average of annual salary and bonus offset by Social Security retirement benefits. Messrs. Smith, Turner and Humenesky are each entitled to a lump-sum payment of the actuarial equivalent of their respective benefit. For the named executive officers that participate in the plan other than Mr. Smith, the annual life annuity amount cannot exceed $500,000. Mr. Smith's benefit calculation is not subject to this limitation. For certain participants the plan also provides that in the event of disability or retirement, those participants and their dependents have the lifetime right to participate in comparable major medical and hospitalization insurance coverage as made available generally to Pier 1 Imports employees and their dependents. If the executive elects such coverage, he or she must pay a portion of the total premium. In the event of termination of employment for reasons other than cause and prior to retirement eligibility, the participant and his or her dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage, he or she must pay the total premium associated with the coverage.

The following table shows the present value of each named executive officer's total accumulated benefit under Pier 1 Imports' Supplemental Retirement Plan as of the fiscal year ended February 26, 2011.

Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
Alexander W. Smith	11.67	$6,562,422	$0
Charles H. Turner	20	$3,798,215	$0
Gregory S. Humenesky	7	$ 445,172	$0

(1) With the exception of Mr. Smith, the number of years of credited service for plan purposes equals the years of credited vesting service as determined by Pier 1 Imports' 401(k) plan for the participant, regardless of whether the participant is actually participating in the 401(k) plan. In all cases except Mr. Smith, the years of credited service shown equals the named executive officer's years of employment with Pier 1 Imports. Pursuant to his initial employment agreement, Mr. Smith was entitled to participate in the Supplemental Retirement Plan so as to achieve the same level of benefit as his accrued benefit under the supplemental executive retirement plan of his former employer. Therefore, in fiscal 2008 Mr. Smith was credited with 10 years of plan participation upon enrollment in the plan and 6.67 years of credited service as of his employment date with Pier 1 Imports. The additional 6.67 years of credited service accounts for $3,750,759 of his total present value of accumulated benefit of $6,562,422. As of the end of fiscal 2011, Mr. Smith has achieved five additional years of credited service based upon his employment date.

(2) Includes the present value of medical insurance premiums payable on behalf of Mr. Smith in the event of early retirement.

Benefits under the plan for each participant are prorated for years of credited service with Pier 1 Imports of less than 20 years. In addition, each participant becomes vested in that benefit based on years of plan participation under the following schedule:

Years of Plan Participation	Vesting Percentage
Less than 1	0%
1 but less than 2	10%
2 but less than 3	20%
3 but less than 4	30%
4 but less than 5	40%
5 but less than 6	50%
6 but less than 7	60%
7 but less than 8	70%
8 but less than 9	80%
9 but less than 10	90%
10 or more	100%

Vesting is accelerated to 100% upon an early retirement, normal retirement, termination of employment in certain circumstances as a result of a change in control ("double-trigger") of Pier 1 Imports, or death or disability of the participant. Messrs. Smith and Turner each have more than 10 years of plan participation. Mr. Humenesky has 5 years of plan participation.

No named executive officer who participates in the plan qualifies for normal retirement under the plan, which requires a participant's attainment of age 65. A participant qualifies for early retirement if the participant has at least 10 years of plan participation and retires at or after age 55 and before age 65. If a participant retires from Pier 1 Imports after age 55 but before age 65, the calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year that retirement precedes age 65. Mr. Smith is eligible for early retirement.

Refer to note #6 to the Pier 1 Imports, Inc. consolidated financial statements in the 2011 Form 10-K for a discussion of the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit for the plan shown in the "Pension Benefits Table for the Fiscal Year Ended February 26, 2011" above.

Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 26, 2011

The following table shows the value as of the fiscal year ended February 26, 2011 of each named executive officer's total benefit under the non-qualified deferred compensation plans of Pier 1 Imports in which the executive participates. Pier 1 Imports' non-qualified deferred compensation plans are:

- **Pier 1 Benefit Restoration Plan II** – The Pier 1 Benefit Restoration Plan II ("BRP II") permitted select members of management and highly compensated employees of Pier 1 Imports to defer compensation. Additionally, Pier 1 Imports recognized the value of the past and present services of employees participating in the BRP II by making matching contributions to employee deferrals plus paying interest earnings on the deferral and match amounts.

  BRP II participants could defer pre-tax amounts of up to 20% of their compensation (generally W-2 earnings). Participants' contributions and the interest earned on those contributions are fully vested. No loans are permitted. Pier 1 Imports' matching contribution was (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings after six years of service with Pier 1 Imports.

  Each participant's deferral amount plus the Pier 1 Imports match is credited at least quarterly with an amount of interest at an annual rate equal to a daily average Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 5.99% to 7.47%. During fiscal 2011, the interest rates were 7.47% through December 31, 2010 and 5.99% January 1, 2011 through February 26, 2011. Unless participants elect to have their account balance paid out to them in five annual installments, then upon separation from Pier 1 Imports their current balance is paid out to them in a lump-sum distribution, subject to delay as required by the deferred compensation taxation laws generally referred to as 409A.

  During fiscal 2011, BRP II was closed to further deferral elections by participants. Account balances in BRP II will continue to earn interest at an annual rate as described above. Effective January 1, 2011, the Pier 1 Imports, Inc. Deferred Compensation Plan ("DCP") described below was adopted.

- **Pier 1 Imports, Inc. Deferred Compensation Plan** – The DCP permits select members of management and highly compensated employees of Pier 1 Imports to defer up to 50% of their compensation (generally W-2 earnings). Participants' compensation deferrals and earnings on those deferrals are fully vested. No loans are permitted. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the earnings on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) plan's vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings after six years of service with Pier 1 Imports.

Each participant may allocate their deferral amounts and Pier 1 Imports matching contributions among different deemed investment crediting options, which cover various asset classes. Participant accounts are credited with the same earnings or losses as the deemed investment crediting option and are subject to the same investment risk as an actual investment in the deemed investment crediting options. Subject to plan rules, participants may elect to have their deferral account balance paid to them while employed or after separation from Pier 1 Imports. Vested matching account balances are distributed to participants only after separation from Pier 1 Imports.

Trusts have been established for the purpose of setting aside funds to be used to settle obligations under BRP II and the DCP. The trusts' assets are consolidated in Pier 1 Imports' financial statements and consisted of investments aggregating $72,000 at February 26, 2011. The trusts also own and are the beneficiaries of a number of insurance policies on the lives of current and past key executives. At February 26, 2011, the cash surrender value of these policies was $4,043,000. These investments are restricted and may only be used to satisfy BRP II and DCP obligations. Contributions to the trusts are made at the discretion of the board of directors and may be made in the form of cash or other assets such as life insurance policies.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End(5) ($)
Alexander W. Smith					
BRP II	$92,885	$27,865	$5,574(3)	$0	$142,104
DCP	$12,115	$ 3,635	$ 64(4)	$0	$ 15,814
Charles H. Turner					
BRP II	$ 4,069	$ 4,069	$6,170(3)	$0	$ 92,557
DCP	$ 531	$ 531	$ 7(4)	$0	$ 1,069
Catherine David					
BRP II	$15,384	$ 9,231	$ 785(3)	$0	$ 25,400
DCP	$ 9,231	$ 1,385	$ 43(4)	$0	$ 10,659
Gregory S. Humenesky					
BRP II	$ 0	$ 0	$4,213(3)	$0	$ 60,329
DCP	$ 1,904	$ 1,142	$ 14(4)	$0	$ 3,060
Sharon M. Leite					
BRP II	$ 3,065	$ 3,065	$ 278(3)	$0	$ 7,172
DCP	$ 807	$ 606	$ 5(4)	$0	$ 1,418

(1) Reflects participation by Messrs. Smith, Turner and Humenesky and Mses. David and Leite during fiscal 2011. Executive contribution amounts are included in each named executive officer's salary amount in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009" above.

(2) Reflects Pier 1 Imports' matching contribution credited to the account of each named executive officer. These amounts are also included as All Other Compensation in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009" above.

(3) Reflects interest earnings on compensation deferrals plus applicable matching contributions. The interest earnings shown are the total amount of interest payments accrued. See the footnotes to the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009" above for the above market earnings portion of these interest earnings in fiscal 2011.

(4) Reflects the appreciation or depreciation of the deemed investment crediting options held in the participant's DCP account.

(5) Mr. Turner and Mr. Humenesky are fully vested in BRP II. Mr. Smith and Ms. Leite are 80% vested in BRP II matching contributions and interest earned on those contributions, and Ms. David is 40% vested.

Potential Payments upon Termination or Change in Control

The following table shows potential payments to our named executive officers under existing contracts, agreements, plans or arrangements to which they are a party for various scenarios including a change in control or termination of employment, assuming the event occurred on February 26, 2011 and, where applicable, using the closing price of Pier 1 Imports' common stock of $9.78 (the NYSE closing price on February 25, 2011). The table below does not include normal (versus early) retirement payout information because as of February 26, 2011 none of the named executive officers who participate in Pier 1 Imports' Supplemental Retirement Plan was eligible for normal retirement. For additional information regarding the Supplemental Retirement Plan, see the information above under the caption "Pension Benefits Table for the Fiscal Year Ended February 26, 2011." Potential payments to our named executive officers upon termination of employment under Pier 1 Imports' non-qualified deferred compensation arrangements are discussed above under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 26, 2011."

These disclosures are based on the terms and provisions of the agreements, plans and arrangements as they existed at the end of Pier 1 Imports' fiscal 2011, and Pier 1 Imports' interpretation of those terms and provisions at that time. One or more of the plans identified may allow the administrative committee of such plan to amend the plan or award grant agreements pursuant to the plan, subject in particular situations to certain restrictions. In such an event, the disclosures shown below would vary depending on the amendment or restriction.

In fiscal 2010, as noted in the fiscal 2010 Compensation Discussion and Analysis, Pier 1 Imports established a long-term incentive cash award under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. The profit goals (as described in that award) for fiscal 2010 and fiscal 2011 were met and each participant has earned two-thirds of the long-term incentive cash award. All awards earned under the long-term incentive cash award are payable at the end of fiscal 2012 provided the participant is employed on such date. Under the 2006 plan, upon a corporate change (as defined in the plan) the plan's administrative committee may, in its discretion, pay participants an amount equal to the earned portion of the long-term incentive cash award. The table below does not include potential payments of the earned two-thirds of the long-term incentive cash awards because (a) it has not been the normal policy of the administrative committee to accelerate the payment of long-term incentive awards and (b) the earned amounts are shown above in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 26, 2011, February 27, 2010 and February 28, 2009."

Mr. Smith's employment agreement contains non-solicitation and non-competition terms binding Mr. Smith for one year following termination of employment. Additionally, stock option grants under the Pier 1 Imports, Inc. 1999 Stock Plan and 2006 plan (as described in the footnotes below) are subject to certain non-competition, non-solicitation and confidentiality agreements which, if violated by an optionee during employment, or within three years after termination of employment in the event of early retirement, will result in termination of the option grant.

Name	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Alexander W. Smith								
Employment Agreement								
Compensation/ Benefits	$ 0	N/A	$3,517,500(13)	$3,517,500(13)	$0	$3,816,321(13)	$ 0	$ 616,875(13)
Supplemental Retirement Plan(1)								
Benefit Payment	$5,976,768	$5,976,768	$5,976,768	$5,976,768	$0	$8,978,035	$2,870,404	$13,775,562
Insurance Premiums	$ 585,654	$ 585,654	$ 585,654	$ 585,654	$0	$ 585,654	$ 0	$ 585,654
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$3,667,500(13)	$3,667,500(13)	$0(2)	$ 0(5)	$ 0(6)	$ 0(6)
Performance-based	$ 0(2)	N/A(3)	$1,833,750(13)	$1,833,750(13)	$0(2)	$ 0(5)	$ 0(6)	$ 0(6)
Charles H. Turner								
Supplemental Retirement Plan(1)								
Benefit Payment	$3,798,215	N/A	$3,798,215	$3,798,215	$0	$7,558,200	$2,956,285	$ 3,694,524
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 812,361	$ 0	$ 812,361
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 460,638(4)	$0(2)	$ 460,638(5)	$ 460,638(6)	$ 460,638(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 234,720(4)	$0(2)	$ 234,720(5)	$ 234,720(6)	$ 234,720(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 82,575(11)	$ 82,575(12)	$ 82,575(12)
Catherine David								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 176,040(4)	$0(2)	$ 176,040(5)	$ 176,040(6)	$ 176,040(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$0(2)	$ 176,040(5)	$ 0(6)	$ 0(6)
Gregory S. Humenesky								
Supplemental Retirement Plan(1)								
Benefit payment	$ 445,172	N/A	$ 445,172	$ 445,172	$0	$1,265,940	$ 527,553	$ 2,422,056
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 514,413	$ 0	$ 514,413
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 172,128(4)	$0(2)	$ 172,128(5)	$ 172,128(6)	$ 172,128(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$0(2)	$ 122,250(5)	$ 0(6)	$ 0(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 82,575(11)	$ 82,575(12)	$ 82,575(12)
Sharon M. Leite								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 201,468(4)	$0(2)	$ 201,468(5)	$ 201,468(6)	$ 201,468(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$0(2)	$ 151,590(5)	$ 0(6)	$ 0(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 78,900(11)	$ 78,900(12)	$ 78,900(12)

(1) The amounts shown for voluntary termination, voluntary good reason termination, and involuntary without cause termination represent the present value of the lump-sum amount of the actuarial equivalent of the termination benefit for each participating named executive officer, other than Mr. Smith, under the Supplemental Retirement Plan which is payable at age 65. For Mr. Smith, the amounts shown represent a lump-sum amount of the actuarial equivalent of his benefit under the plan given his eligibility for early retirement under the plan. The amount shown for change in control represents the present value of the lump-sum amount of the actuarial equivalent of the benefits for each participating named executive officer assuming the executive officer is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), on February 26, 2011, and that such date is within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

(2) Generally, under grant agreements pursuant to the 2006 plan termination of employment for any reason results in a forfeiture to Pier 1 Imports of all unvested restricted stock awards. However, as discussed in footnote 13 below, all shares of Mr. Smith's restricted stock awards granted pursuant to his employment agreement vest in the event of a voluntary good reason termination or an involuntary without cause termination. The amounts shown in the table assume that the acceleration of vesting discussed in footnote 4 or 5 below does not occur upon a voluntary termination of employment.

(3) Under the 2006 plan the administrative committee may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. Although the plan does not define retirement, for the purposes of this table, eligibility for early retirement assumes attainment of age 55 plus 15 years of service with Pier 1 Imports, and eligibility for normal retirement

assumes age 65 regardless of years of service. These are the same parameters for early retirement and normal retirement used in Pier 1 Imports' stock option grants. Messrs. Smith, Turner and Humenesky and Mses. David and Leite are respectively ages 58, 54, 59, 47 and 48. Although Messrs. Smith and Humenesky have attained the age of 55, they do not have 15 years of service with Pier 1 Imports to be eligible for early retirement under the above assumption.

(4) Under the 2006 plan the administrative committee may, in its discretion, notwithstanding the grant agreement, upon termination without cause, fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award, unless the award was granted to a "covered employee" (as defined in the applicable Treasury Regulations) and the award was designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code. The chief financial officer, Mr. Turner, is not included as a "covered employee" under the applicable Treasury Regulations. The amount shown assumes the administrative committee fully vested any and all time-based restricted stock grants and Mr. Turner's performance-based restricted stock grants under the 2006 plan. Value shown is the NYSE closing price on February 25, 2011 of $9.78 per share times the number of shares.

(5) Under the 2006 plan the administrative committee may, in its discretion, upon a corporate change (as defined in the plan) fully vest any or all common stock awarded pursuant to a restricted stock award. Mr. Smith's restricted stock awards are governed by his employment agreement and no assumption is made regarding administrative committee action fully vesting those awards. Assuming the administrative committee fully vested the other named executive officers' restricted stock grants under the 2006 plan, then that amount is shown. Value shown is the NYSE closing price on February 25, 2011 of $9.78 per share times the number of shares.

(6) Under the 2006 plan the administrative committee may, in its discretion, upon death or disability fully vest a restricted stock award, unless the award was granted to a "covered employee" (as defined in the applicable Treasury Regulations) and the award was designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code. The chief financial officer, Mr. Turner, is not included as a "covered employee" under the applicable Treasury Regulations. Mr. Smith's restricted stock awards are governed by his employment agreement and no assumption is made regarding administrative committee action fully vesting those awards. Assuming the administrative committee fully vested the other named executive officers' time-based restricted stock grants and Mr. Turner's performance-based restricted stock grants under the 2006 plan, then that amount is shown. Value shown is the NYSE closing price on February 25, 2011 of $9.78 per share times the number of shares.

(7) Grants of stock options under the 1999 plan and the 2006 plan allow upon a termination of employment with the consent of Pier 1 Imports for the optionee to have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise any shares vested as of the date of termination. Mr. Smith and Ms. David do not have any stock options granted under either plan. Vested stock options and their exercise prices are shown above in the table included under the caption "Outstanding Equity Awards Table for the Fiscal Year Ended February 26, 2011."

(8) Under the 1999 plan and the award agreements pursuant to the 2006 plan, eligibility for early retirement requires attainment of the age of 55 years, plus 15 years of service with Pier 1 Imports. Eligibility for normal retirement is attained at age 65 regardless of years of service. Under the 1999 plan and the award agreements pursuant to the 2006 plan, the vesting of all options is accelerated upon retirement. All outstanding options under the 1999 plan are fully vested. Messrs. Turner and Humenesky and Ms. Leite are respectively ages 54, 59 and 48. Although Mr. Humenesky has attained the age of 55, he does not have 15 years of service with Pier 1 Imports to be eligible for early retirement.

(9) Upon termination of employment with the consent of Pier 1 Imports, optionees have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise any shares vested as of the date of termination. Vested stock options and their exercise prices are shown above in the table included under the caption "Outstanding Equity Awards Table for the Fiscal Year Ended February 26, 2011."

(10) Upon termination for cause, all options terminate at the termination of employment.

(11) Under the 2006 plan, upon a corporate change (as defined in the plan) the vesting of options may be accelerated, the options may be surrendered for a cash payment or adjusted at the discretion of the administrative committee, or the administrative committee may determine to make no changes to the options. Assuming that upon a corporate change an acceleration of the vesting of the options granted under the 2006 plan occurred, the dollar value shown is the NYSE closing price on February 25, 2011 of $9.78 less the exercise price times the number of shares that could be acquired upon exercise of the options. The exercise term would be determined by the administrative committee.

(12) Upon the death or disability of an optionee, the options granted under the 1999 plan and the 2006 plan become fully exercisable to the extent of all unexercised shares, and may be exercised by the optionee, or, in the case of death, by the optionee's estate, until the earlier of (a) the expiration of the option term, or (b) the first anniversary date of such death or disability. The dollar value shown is the NYSE closing price on February 25, 2011 of $9.78 less the exercise price times the number of shares that could be acquired upon exercise of the options.

(13) If Mr. Smith's employment ended as of the end of fiscal 2011 due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his employment agreement Mr. Smith would be entitled to receive through the term of the agreement his compensation and benefits and all restricted stock which has been granted would vest.

Under Section 4999 of the Internal Revenue Code, a termination of employment which is within one year after the date of a change in control is presumed to be, unless otherwise rebutted, an event which is closely associated with a change in control such that payments made on account of the termination of employment could be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code. The benefits payments to be made to Mr. Smith and the vesting of restricted stock occurring on account of Mr. Smith's termination of employment, if occurring within a year of a change in control, commonly referred to as a "double trigger," could be subject to such excise tax. Assuming the preceding, Pier 1 Imports is obligated under Mr. Smith's employment agreement to pay Mr. Smith an additional amount such that after payment by Mr. Smith of all taxes (including the excise tax and any interest and penalties imposed on such taxes) imposed on such benefits payments, Mr. Smith retains an amount equal to the excise tax imposed on such benefits payments. A change in control of Pier 1 Imports is specifically excluded as grounds by either Pier 1 Imports or Mr. Smith to terminate the employment agreement and a change in control of Pier 1 Imports does not constitute "good reason" under that agreement.

In the event of Mr. Smith's disability which results in termination of employment, then pursuant to his employment agreement Mr. Smith would be entitled to receive 13 weeks of compensation and benefits. After the 13-week period Mr. Smith would participate in any Pier 1 Imports short-term or long-term disability plans for which he is eligible.

A complete description of Mr. Smith's employment agreement is described in the Compensation Discussion and Analysis above under the caption "Executive Compensation Components – Chief Executive Officer Employment Agreement."

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding Pier 1 Imports' equity compensation plans as of February 26, 2011.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by Shareholders			
Pier 1 Imports, Inc. 1989 Employee Stock Option Plan . . .	264,000	$19.40	–
Pier 1 Imports, Inc. 1999 Stock Plan	3,452,125	$16.76	–
Pier 1 Imports, Inc. 2006 Stock Incentive Plan	1,494,025	$ 7.49	4,395,127(1)
Pier 1 Imports, Inc. Stock Purchase Plan	–	–	4,280,905
Equity compensation plans not approved by Shareholders(2)	2,000,000	$ 6.69	–
Total:	7,210,150	$12.14	8,676,032

(1) As of April 29, 2011, the plan had 3,661,504 shares available for issuance.

(2) Equity compensation plans not approved by shareholders represent the employment inducement stock option awards granted to Mr. Smith on February 19, 2007.

OTHER BUSINESS

Pier 1 Imports does not plan to act on any matters at the meeting other than those described in this proxy statement. If any other business should properly come before the meeting, the persons named in the proxy will vote as described above under the question "Could other matters be decided at the annual meeting?".

SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

To be included in the proxy statement relating to the 2012 annual meeting of shareholders, shareholder proposals made pursuant to SEC Rule 14a-8 must be received by Pier 1 Imports' corporate secretary no later than 5:00 p.m., local time, January 17, 2012.

In order to bring a matter before the 2012 annual meeting of shareholders that is not contained in the proxy statement, a shareholder must comply with the shareholder criteria, advance notice, shareholder information and other provisions of Pier 1 Imports' bylaws governing shareholders bringing matters before the annual meeting. Pier 1 Imports' bylaws require that it receive written notice of the matter in proper form with the requisite materials and information no earlier than February 29, 2012, and no later than March 30, 2012. You may contact Pier 1 Imports' corporate secretary to find out what specific information regarding the matter must be included with the advance notice.

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preferences by voting on the Internet or by telephone, or, should you request one, by completing and returning a proxy card or voting instruction form.

Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 16, 2011

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Driving Directions
for the
Pier 1 Imports, Inc.
Annual Meeting of Shareholders
at
Pier 1 Imports, Inc.'s Corporate Headquarters
at
10:00 a.m., local time
on
June 28, 2011

Reminder: You must present your admission documents as described above under the question "Do I need an admission ticket to attend the annual meeting?" at the admissions table in order to attend the Pier 1 Imports, Inc. Annual Meeting of Shareholders. Doors will open at 9:00 a.m., local time.

Below are directions to Pier 1 Imports' corporate headquarters located at 100 Pier 1 Place / 100 Energy Way, Fort Worth, Texas from various locations in the surrounding area.

From DFW Airport:

- Take the south exit from the airport.
- After passing through the tollgate, take Hwy. 183 west to Fort Worth. (Follow signs to Fort Worth.)
- Hwy. 183 will merge with Hwy. 121.
- Stay on Hwy. 121 to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From Downtown Dallas:

- Take I-30 west from I-35E intersection.
- After approximately 30 miles, take the Summit Ave. exit.
- Turn RIGHT on Summit Ave. Continue for approximately ½ mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

From North Dallas:

- Take I-635 (LBJ Freeway) west to Hwy. 121.
- Go south on Hwy. 121.
- Follow signs to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From West Fort Worth:

- Take I-30 East.
- Take the Summit Ave. exit and turn LEFT on Summit Ave. Continue for approximately ½ mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

Parking will be available on a first-come, first-served basis.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Pier 1 Imports, Inc.
SHAREHOLDER INFORMATION

Corporate Headquarters
100 Pier 1 Place
Fort Worth, Texas 76102
817-252-8000
www.pier1.com

Common Stock
Approximately 9,500 shareholders of record
Traded on the New York Stock Exchange
Symbol: PIR

Independent Registered Public Accounting Firm
Ernst & Young LLP
Fort Worth, Texas

Transfer Agent
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
Shareholder Line Toll-Free 1-888-884-8086
http://www.bnymellon.com/shareowner/equityaccess

Annual Meeting
The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Tuesday, June 28, 2011, on the Mezzanine Level, Conference Center Room C, of Pier 1 Imports, Inc. Corporate Headquarters, Fort Worth, Texas.

Form 10-K Report and Investor Relations
Additional copies of the Pier 1 Imports, Inc. Form 10-K report filed with the Securities and Exchange Commission are available free of charge on the Investor Relations section of the Company's web site at www.pier1.com or by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
Attn: Investor Relations
100 Pier 1 Place
Fort Worth, Texas 76102

or by calling 1-817-252-7835
Toll-Free 1-888-80-PIER1 (1-888-807-4371)

Investor inquiries also may be directed to that department.

Pier 1 Imports, Inc.
DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors
Chairman of the Board
Michael R. Ferrari
President
Ferrari & Associates LLC

President and Chief Executive Officer
Alexander W. Smith

Claire H. Babrowski
Former Executive Officer positions with
Toys "R" Us, RadioShack and McDonald's

John H. Burgoyne
Founder
Burgoyne & Associates

Hamish A. Dodds
President and Chief Executive Officer
Hard Rock International

Brendan L. Hoffman
President and Chief Executive Officer
Lord & Taylor LLC

Terry E. London
President
London Broadcasting Company, Inc.

Cece Smith
Former Managing General Partner
Co-Founder
Phillips-Smith-Machens Venture Partners

Executive Officers

Alexander W. Smith
President and
Chief Executive Officer

Charles H. Turner
Executive Vice President and
Chief Financial Officer

Catherine David
Executive Vice President
Merchandising

Gregory S. Humenesky
Executive Vice President
Human Resources

Sharon M. Leite
Executive Vice President
Stores

Michael R. Benkel
Senior Vice President
Planning and Allocations

Michael A. Carter
Senior Vice President and
General Counsel, Secretary

Laura A. Coffey
Senior Vice President
Business Development and
Strategic Planning

Donald L. Kinnison
Senior Vice President
Marketing and
Visual Merchandising

Pier1 imports®

www.pier1.com

